#9



07022429

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Financial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FILE NO. 82- 01716 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/9/07



POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Montréal, Québec, January 4, 2007 – As a result of recent media speculation and following discussion with the Toronto Stock Exchange (TSX), Power Financial Corporation today confirms that it is participating in the process undertaken by Marsh & McLennan Companies, Inc. with respect to its interest in Putnam Investments. At this time, no agreement has been reached by the participants in the process.

\- 30 -

Media contact: Edward Johnson
Senior Vice-President, General
Counsel and Secretary
Tel: (514) 286-7400


POWER FINANCIAL
CORPORATION

N E W S   R E L E A S E

FOR IMMEDIATE RELEASE

Great-West Lifeco Announces Agreement to Acquire Putnam

Montréal, Québec, February 1, 2007 -- Power Financial Corporation's subsidiary company, Great-West Lifeco today announced that it will acquire the asset management business of Putnam Investments Trust and The Great-West Life Assurance Company will acquire Putnam's 25 per cent interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately US $550 million *(CDN $644 million).* In aggregate these transactions represent a value of US $3.9 billion *(CDN $4.6 billion).* The transactions are subject to receipt of all required regulatory and unitholder approvals.

Power Financial Corporation has wanted for some time to expand the presence of its financial services group in the United States, by acquiring a strong, well established and respected financial services organization with a broad distribution network. Putnam meets all these criteria.

Established in 1937, Putnam is one of the oldest and largest investment managers in the United States. Putnam had US $192 billion *(CDN $225 billion)* in assets under management at December 31, 2006. With offices in Boston, London and Tokyo, Putnam's approximately 3,000 employees manage US $118 billion *(CDN $138 billion)* in retail assets for US mutual fund investors, US $39 billion *(CDN $46 billion)* for North American institutional accounts and US $35 billion *(CDN $41 billion)* of institutional and retail assets in Europe and Japan.

- more -

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Telecopier 514.286.7424


POWER FINANCIAL
CORPORATION

Putnam's investment management and distribution cover every major product category, all significant channels and all asset classes. One of its units, PanAgora, offers a leading edge quantitative asset management platform. In the United States, Putnam has 9 million shareholder accounts. In Japan it distributes mutual funds through a joint venture with Nippon Life, the largest Japanese insurance company.

The addition of Putnam is expected to bring total assets and assets under administration in the Power Financial group to approximately CDN $520 billion.

The acquisition is expected to be accretive to earnings in the first full year at Great-West Lifeco and at Power Financial. It is anticipated that the transaction will close in the second quarter of 2007. It is subject to regulatory approvals, approval by the holders of shares or units of certain Putnam mutual funds and certain other conditions.

Power Financial Corporation is a diversified management and holding company that has interests, directly or indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. It also has substantial holdings in a group of energy, water, waste services, specialty minerals and cement and building materials companies based in Europe.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power Financial's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power Financial's or its subsidiaries' and affiliate's control, affect the



POWER FINANCIAL CORPORATION

operations, performance and results of Power Financial or its subsidiaries and affiliate and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power Financial's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and Power Financial's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power Financial's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of Power Financial's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP financial measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other Income" as presented in the Corporation's Consolidated Statements of Earnings (net of taxes and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

For further information, please contact: Mr. Robert Gratton
Chairman of the Board

Mr. R. Jeffrey Orr
President and Chief Executive Officer

Tel: 514-286-7400



POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the disclaimers regarding Forward-looking Information and Non-GAAP Financial Measures at the end of this release.

FINANCIAL RESULTS FOR 2006 AND DIVIDENDS

Montréal, Québec, March 21, 2007 – Power Financial Corporation's operating earnings for the year ended December 31, 2006 were $1,802 million or $2.46 per share, compared with $1,694 million or $2.33 per share in 2005. This represents a 5.7 per cent increase on a per share basis (11.6 per cent based upon Lifeco's net income on a constant currency basis).

The increase in operating earnings in 2006 reflects growth in the contribution from Power Financial's subsidiaries and affiliate.

Other items not included in operating earnings were $353 million or $0.50 per share in 2006, including primarily an amount of $356 million or $0.50 per share, representing the impact of the gain recorded in the third quarter in connection with the sale by Groupe Bruxelles Lambert of its interest in Bertelsmann. In 2005, other items not included in operating earnings were a net charge of $33 million, or $0.05 per share, and were composed primarily of Power Financial's share, in the amount of $31 million or $0.05 per share, of provisions for expected losses arising from hurricane damage recorded by Lifeco.

- more -

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424


POWER FINANCIAL
CORPORATION

As a result, net earnings were $2,155 million or $2.96 per share in 2006, compared with $1,661 million or $2.28 per share in 2005.

FOURTH-QUARTER RESULTS

Power Financial Corporation's operating earnings for the three months ended December 31, 2006 were $472 million or $0.65 per share, compared with $450 million or $0.61 per share in 2005.

Other income in the fourth quarter of 2006 was $2 million. In the fourth quarter of 2005, other items not included in operating earnings were a charge of $9 million or $0.01 per share.

As a result, net earnings for the fourth quarter of 2006 were $474 million or $0.65 per share, compared with $441 million or $0.60 per share for the same period in 2005.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders of $1,875 million for the twelve months ended December 31, 2006, compared with $1,742 million in 2005. On a per share basis, this represented $2.104 per common share for 2006, an increase of 8 per cent (15 per cent on a constant currency basis) compared with $1.955 per common share for 2005. The 2005 results included restructuring charges and provisions for expected losses arising from hurricane damage for an aggregate amount of $60 million after tax, or $0.067 per common share.


POWER FINANCIAL
CORPORATION

For the quarter ended December 31, 2006, net income attributable to common shareholders was $491 million, compared with $456 million reported a year ago. On a per share basis, this result represents $0.550 per common share for the three months ended December 31, 2006, an increase of 7 per cent, compared with $0.512 per common share for 2005. Results for the fourth quarter of 2005 included a charge of $13 million or $0.014 per share.

IGM Financial Inc.

IGM Financial reported net income for the year ended December 31, 2006 of $776.7 million. This amount included a $13.7 million ($0.05 per share) non-cash income tax benefit recorded in the second quarter resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to certain intangible assets. Diluted earnings per share on this basis were $2.90. Net income for 2006, excluding this item, was $763.0 million compared with net income of $682.4 million in 2005, an increase of 11.8 per cent. Diluted earnings per share on the same basis were $2.85 compared with earnings per share of $2.56 in 2005, an increase of 11.3 per cent.

Net income for the three months ended December 31, 2006 was $199.6 million, compared with net income $177.2 million in 2005, an increase of 12.6 per cent. Earnings per share were $0.75, compared with $0.66 in 2005, an increase of 13.6 per cent.

Pargesa Holding S.A.

Power Financial holds a 54.1 per cent equity interest in Pargesa, together with the Frère group of Belgium. Pargesa reported in 2006 operating earnings of SF539 million, compared with SF509 million in 2005. Growth in operating earnings reflects an increase in the contribution from all of Pargesa's holdings, the impact of dividends received for the first time from Lafarge, and higher contribution from corporate activities, partly offset by the fact that Bertelsmann contributed to earnings for only six months in 2006.

In addition, Pargesa recorded non-operating earnings in 2006 of SF1,754 million, comprised primarily of the impact of the gain resulting from the sale by GBL of its interest in Bertelsmann. In 2005, non-operating earnings were SF24 million.

As a result, net earnings reported by Pargesa were SF2,293 million in 2006, compared with SF533 million in 2005.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	April 25, 2007	May 15, 2007	To be determined In accordance with the articles of the Corporation
Series C	April 9, 2007	April 30, 2007	32.50¢
Series D	April 9, 2007	April 30, 2007	34.375¢
Series E	April 9, 2007	April 30, 2007	32.8125¢
Series F	April 9, 2007	April 30, 2007	36.875¢
Series H	April 9, 2007	April 30, 2007	35.9375¢
Series I	April 9, 2007	April 30, 2007	37.50¢
Series J	April 9, 2007	April 30, 2007	29.375¢
Series K	April 9, 2007	April 30, 2007	30.9375¢
Series L	April 9, 2007	April 30, 2007	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 26.75 cents per share on the Corporation's common shares payable May 1, 2007 to shareholders of record April 9, 2007.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power Financial's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

POWER FINANCIAL
CORPORATION

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances. Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power Financial's or its subsidiaries' and affiliate's control, affect the operations, performance and results of Power Financial or its subsidiaries and affiliate and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power Financial's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and Power Financial's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power Financial's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of Power Financial's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other Income" as presented in the Corporation's Consolidated Statements of Earnings (net of income taxes and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**December 31, 2006 (unaudited)**	December 31, 2005
Assets		
Cash and cash equivalents	**5,138**	4,642
Investments		
Shares	**4,602**	3,930
Bonds	**65,246**	59,298
Mortgages and other loans	**15,823**	15,118
Loans to policyholders	**6,776**	6,646
Real estate	**2,218**	1,844
	94,665	86,836
Funds held by ceding insurers	**12,371**	2,556
Investment in affiliate, at equity	**2,137**	1,501
Intangible assets	**2,615**	2,357
Goodwill	**8,342**	8,199
Future income taxes	**390**	460
Other assets	**4,763**	4,345
	130,421	110,896
Liabilities		
Policy liabilities		
Actuarial liabilities	**89,363**	71,263
Other	**4,488**	4,023
Deposits and certificates	**778**	693
Funds held under reinsurance contracts	**1,822**	4,221
Debentures and other borrowings (Note 2)	**3,319**	3,377
Preferred shares of the Corporation (Note 4)	**300**	300
Preferred shares of subsidiaries	**1,325**	1,356
Capital trust securities and debentures (Note 3)	**646**	648
Future income taxes	**853**	830
Other liabilities	**8,892**	8,503
	111,786	95,214
Non-controlling interests	**7,213**	6,284
Shareholders' Equity		
Stated capital (Note 4)		
Perpetual preferred shares	**1,400**	1,200
Common shares	**593**	593
Contributed surplus	**56**	38
Retained earnings	**9,621**	8,249
Foreign currency translation adjustments	**(248)**	(682)
	11,422	9,398
	130,421	110,896

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended December 31 2006	Three months ended December 31 2005	For the years ended December 31 2006	For the years ended December 31 2005
Revenues				
Premium income	**6,253**	4,528	**18,724**	16,058
Net investment income	**1,524**	1,404	**6,036**	5,492
Fee income	**1,319**	1,160	**5,030**	4,534
	9,096	7,092	**29,790**	26,084
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**6,677**	4,888	**20,508**	17,435
Commissions	**607**	502	**2,184**	1,956
Operating expenses	**828**	761	**3,136**	3,063
Financing charges (Note 5)	**84**	77	**338**	330
	8,196	6,228	**26,166**	22,784
	900	864	**3,624**	3,300
Share of earnings of affiliate	**32**	39	**126**	121
Other income (charges), net (Note 6)	**2**	–	**345**	(11)
Earnings before income taxes and non-controlling interests	**934**	903	**4,095**	3,410
Income taxes	**210**	237	**937**	886
Non-controlling interests	**250**	225	**1,003**	863
Net earnings	**474**	441	**2,155**	1,661
Earnings per common share (Note 7)				
Basic	**0.65**	0.60	**2.96**	2.28
Diluted	**0.64**	0.60	**2.94**	2.27

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31 (unaudited) (in millions of dollars)	2006	2005
Retained earnings, beginning of year	**8,249**	7,267
Add		
Net earnings	**2,155**	1,661
	10,404	8,928
Deduct		
Dividends		
Perpetual preferred shares	**70**	55
Common shares	**705**	613
Other	**8**	11
	783	679
Retained earnings, end of year	**9,621**	8,249

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended December 31 2006	Three months ended December 31 2005	For the years ended December 31 2006	For the years ended December 31 2005
Operating activities				
Net earnings	**474**	441	**2,155**	1,661
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**(15)**	1,404	**1,560**	2,969
Decrease (increase) in funds held by ceding insurers	**(85)**	(576)	**386**	(219)
Increase (decrease) in funds held under reinsurance contracts	**480**	(554)	**(141)**	(543)
Amortization and depreciation	**27**	24	**99**	99
Future income taxes	**(12)**	85	**48**	144
Non-controlling interests	**250**	225	**1,003**	863
Other	**9**	33	**(479)**	401
Change in non-cash working capital	**(202)**	(406)	**(188)**	(847)
	926	676	**4,443**	4,528
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(110)**	(95)	**(419)**	(353)
Perpetual preferred shares	**(19)**	(13)	**(68)**	(51)
Common shares	**(176)**	(153)	**(680)**	(592)
	(305)	(261)	**(1,167)**	(996)
Issue of perpetual preferred shares (Note 4)	**–**	250	**200**	250
Issue of common shares by subsidiaries	**7**	5	**38**	29
Repurchase of common shares by subsidiaries	**(11)**	(15)	**(67)**	(80)
Issue of preferred shares by a subsidiary	**–**	–	**300**	300
Redemption of preferred shares by a subsidiary	**(1)**	(10)	**(31)**	(10)
Issue of subordinated debentures (Note 2)	**15**	–	**351**	–
Repayment of debentures and other borrowings	**–**	–	**(400)**	(150)
Other	**57**	2	**52**	(37)
	(238)	(29)	**(724)**	(694)
Investment activities				
Bond sales and maturities	**9,479**	6,076	**30,162**	24,742
Mortgage loan repayments	**713**	(133)	**2,147**	2,045
Sales of shares	**374**	533	**1,492**	1,605
Real estate sales	**7**	126	**181**	200
Proceeds from securitizations (Note 9)	**283**	63	**1,302**	251
Change in loans to policyholders	**221**	(88)	**(18)**	(272)
Change in repurchase agreements	**(38)**	(3)	**94**	224
Acquisition of intangible assets (Note 11)	**–**	–	**(140)**	–
Acquisition of businesses (Note 11)	**1,467**	22	**1,467**	22
Investment in bonds	**(11,545)**	(6,036)	**(33,636)**	(26,010)
Investment in mortgage loans	**(899)**	5	**(4,062)**	(2,639)
Investment in shares	**(697)**	(886)	**(1,781)**	(2,095)
Investment in real estate	**(116)**	(177)	**(631)**	(588)
Other	**(62)**	(27)	**(80)**	(14)
	(813)	(525)	**(3,503)**	(2,529)
Effect of changes in exchange rates on cash and cash equivalents	**209**	(20)	**280**	(286)
Increase in cash and cash equivalents	**84**	102	**496**	1,019
Cash and cash equivalents, beginning of period	**5,054**	4,540	**4,642**	3,623
Cash and cash equivalents, end of period	**5,138**	4,642	**5,138**	4,642

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) DECEMBER 31, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at December 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	December 31, 2006	December 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**204**	206
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	**205**	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	**351**	–
Notes payable with interest of 8.0%	**8**	9
	3,319	3,377

During the second quarter of 2006, Great-West Lifeco Inc. (Lifeco) issued $351 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	December 31, 2006	December 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition-related fair market value adjustment	**31**	34
Trust securities held by the consolidated group as temporary investments	**(185)**	(186)
	646	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Distributions and interest on the capital trust securities are classified as financing charges on the Consolidated Statements of Earnings (see Note 5).

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	December 31, 2006		December 31, 2005	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
Series L First Preferred Shares	**8,000,000**	**200**	–	–
		1,400		1,200
Common Shares	**704,813,680**	**593**	704,813,680	593

During the third quarter of 2006, the Corporation issued 8,000,000 5.10% Non-Cumulative First Preferred Shares, Series L for cash proceeds of $200 million. The 5.10% Non-Cumulative First Preferred Shares, Series L are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2750 per share per annum. On and after October 31, 2011 the Corporation may redeem for cash the Series L First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2012, $25.75 if redeemed thereafter and prior to October 31, 2013, $25.50 if redeemed thereafter and prior to October 31, 2014, $25.25 if redeemed thereafter and prior to October 31, 2015 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

STOCK-BASED COMPENSATION

During the year ended December 31, 2006, no options were granted under the Corporation's stock option plan. During the second quarter of 2005, 2,015,000 options were granted under the Corporation's stock option plan (no options were granted in the first, third and fourth quarters of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Dividend yield	2.4 %
Expected volatility	21.0 %
Risk-free interest rate	4.3 %
Expected life (years)	9
Fair value per stock option ($/option)	$8.10

Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $6 million in the fourth quarter of 2006 ($3 million in 2005) and $25 million for the year ended December 31, 2006 ($20 million in 2005).

Options were outstanding at December 31, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the years ended December 31, 2006 and 2005, no common shares were issued under the Corporation's plan.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	Three months ended December 31		For the years ended December 31	
	2006	2005	**2006**	2005
Interest on debentures and other borrowings	**55**	48	**219**	217
Preferred share dividends	**18**	19	**73**	75
Interest on capital trust debentures	**12**	12	**49**	49
Distributions on capital trust securities held by the consolidated group as temporary investments	**(3)**	(3)	**(12)**	(12)
Other	**2**	1	**9**	1
	84	77	**338**	330

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended December 31		For the years ended December 31	
	2006	2005	**2006**	2005
Share of Pargesa's non-operating earnings	**(2)**	–	**341**	11
Restructuring costs – Lifeco	**–**	–	**–**	(22)
Other	**4**	–	**4**	–
	2	–	**345**	(11)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended December 31		For the years ended December 31	
	2006	2005	**2006**	2005
Net earnings	**474**	441	**2,155**	1,661
Dividends on perpetual preferred shares	**(19)**	(17)	**(70)**	(55)
Net earnings available to common shareholders	**455**	424	**2,085**	1,606
Weighted number of common shares outstanding (millions) – Basic	**704.8**	704.8	**704.8**	704.8
Exercise of stock options	**8.4**	8.4	**8.4**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(4.8)**	(5.5)	**(5.2)**	(5.4)
Weighted number of common shares outstanding (millions) – Diluted	**708.4**	707.7	**708.0**	707.8

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended December 31		For the years ended December 31	
	2006	2005	**2006**	2005
Pension plans	**28**	17	**91**	74
Other post-retirement benefits	**4**	8	**23**	44
	32	25	**114**	118

NOTE 9 SECURITIZATIONS

During the fourth quarter of 2006, IGM Financial Inc. (IGM) securitized $285 million (2005 - $63 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $283 million (2005 - $63 million). IGM's retained interest in the securitized loans was valued at $26 million (2005 - $10 million). A pre-tax gain on sale of $4 million (2005 – gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the twelve months ended December 31, 2006, IGM securitized $1,311 million (2005 - $252 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,302 million (2005 - $251 million). IGM's retained interest in the securitized loans was valued at $43 million (2005 - $16 million). A pre-tax gain on sale of $5 million (2005 – gain of $4 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended December 31, 2006	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	6,253	–	–	–	6,253
Net investment income	1,494	50	–	(20)	1,524
Fee income	706	628	–	(15)	1,319
	8,453	678	–	(35)	9,096
Expenses					
Insurance claims	6,677	–	–	–	6,677
Commissions	402	219	–	(14)	607
Operating expenses	665	148	–	15	828
Financing charges	50	22	–	12	84
	7,794	389	–	13	8,196
	659	289	–	(48)	900
Share of earnings of affiliate	–	–	32	–	32
Other income (charges), net	–	–	(2)	4	2
Earnings before the following:	659	289	30	(44)	934
Income taxes	124	89	–	(3)	210
Non-controlling interests	190	89	–	(29)	250
Contribution to consolidated net earnings	345	111	30	(12)	474

Information on Profit Measure

Three months ended December 31, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,528	–	–	–	4,528
Net investment income	1,374	47	–	(17)	1,404
Fee income	616	561	–	(17)	1,160
	6,518	608	–	(34)	7,092
Expenses					
Insurance claims	4,888	–	–	–	4,888
Commissions	330	189	–	(17)	502
Operating expenses	605	141	–	15	761
Financing charges	41	22	–	14	77
	5,864	352	–	12	6,228
	654	256	–	(46)	864
Share of earnings of affiliate	–	–	39	–	39
Other income (charges), net	–	–	–	–	–
Earnings before the following:	654	256	39	(46)	903
Income taxes	160	78	–	(1)	237
Non-controlling interests	174	77	–	(26)	225
Contribution to consolidated net earnings	320	101	39	(19)	441

Information on Profit Measure

Year ended December 31, 2006	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**18,724**	**–**	**–**	**–**	**18,724**
Net investment income	**5,910**	**212**	**–**	**(86)**	**6,036**
Fee income	**2,688**	**2,392**	**–**	**(50)**	**5,030**
	27,322	**2,604**	**–**	**(136)**	**29,790**
Expenses					
Insurance claims	**20,508**	**–**	**–**	**–**	**20,508**
Commissions	**1,401**	**833**	**–**	**(50)**	**2,184**
Operating expenses	**2,507**	**573**	**–**	**56**	**3,136**
Financing charges	**202**	**88**	**–**	**48**	**338**
	24,618	**1,494**	**–**	**54**	**26,166**
	2,704	**1,110**	**–**	**(190)**	**3,624**
Share of earnings of affiliate	**–**	**–**	**126**	**–**	**126**
Other income (charges), net	**–**	**–**	**341**	**4**	**345**
Earnings before the following:	**2,704**	**1,110**	**467**	**(186)**	**4,095**
Income taxes	**615**	**331**	**–**	**(9)**	**937**
Non-controlling interests	**770**	**345**	**–**	**(112)**	**1,003**
Contribution to consolidated net earnings	**1,319**	**434**	**467**	**(65)**	**2,155**

Information on Profit Measure

Year ended December 31, 2005	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	16,058	–	–	–	16,058
Net investment income	5,389	183	–	(80)	5,492
Fee income	2,424	2,164	–	(54)	4,534
	23,871	2,347	–	(134)	26,084
Expenses					
Insurance claims	17,435	–	–	–	17,435
Commissions	1,284	726	–	(54)	1,956
Operating expenses	2,454	555	–	54	3,063
Financing charges	187	90	–	53	330
	21,360	1,371	–	53	22,784
	2,511	976	–	(187)	3,300
Share of earnings of affiliate	–	–	121	–	121
Other income (charges), net	(22)	–	11	–	(11)
Earnings before the following:	2,489	976	132	(187)	3,410
Income taxes	601	292	–	(7)	886
Non-controlling interests	661	302	–	(100)	863
Contribution to consolidated net earnings	1,227	382	132	(80)	1,661

NOTE 11 ACQUISITIONS

a) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of the Corporation.

b) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer closed on February 9, 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the Consolidated Balance Sheet at December 31, 2006.

c) On September 22, 2006, Mackenzie Financial Corporation acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill Group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are achieved and an amount has been placed in escrow. The total contingent consideration is not determinable at the present time. If additional consideration becomes payable, it will be recognized as an additional cost of the purchase.

   The acquisition has been accounted for by the purchase method and the results of the Cundill Group's operations have been included in the Consolidated Financial Statements from the date of acquisition.

   The purchase price has been allocated to intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation.

d) On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a co-insurance basis and the segregated account business totalling $1.7 billion (US $1.5 billion) of policyholder liabilities on a modified-co-insurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three year period.

   Under the modified-co-insurance agreement, MetLife retains the approximately $2.6 billion (US $2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (US $3.4 billion) of participant account values for which it will provide administrative services and record keeping functions and receive fee income.

e) On November 30, 2006, Lifeco acquired all outstanding common shares of Indiana Healthcare Network, Inc.

f) On December 29, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans which represent more than $10.5 billion (US $9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

g) During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheet.

NOTE 12 REINSURANCE TRANSACTION

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long term disability business. The recaptured premiums of $1,560 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

NOTE 13 SUBSEQUENT EVENT

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (U.S. $350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (U.S. $550 million). In aggregate these transactions represent a value of approximately $4.6 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.


POWER FINANCIAL
CORPORATION


RECEIVED
2007 APR -9 A 9:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
AR/S
12-31-06

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

MARCH | 21 | 2007

FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED

DECEMBER | 31 | 2006

This document is also available on www.sedar.com or the Corporation's Web site, www.powerfinancial.com

Additional printed copies of this document are available from the Secretary, Power Financial Corporation

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Ce document est aussi disponible sur le site www.sedar.com ou sur le site Web de la Société, www.powerfinancial.com

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire, Corporation Financière Power

751, square Victoria, Montréal (Québec) Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg (Manitoba) Canada R3B 0X5

POWER FINANCIAL CORPORATION

TABLE OF CONTENTS

This document contains management's discussion and analysis of operating results of Power Financial Corporation for the year ended December 31, 2006 and the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2006. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

PART A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

FINANCIAL STATEMENTS AND NOTES

POWER FINANCIAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

MARCH 21, 2007

The following sets forth management's discussion and analysis (the MD&A) of the consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the twelve-month and three-month periods ended December 31, 2006. This document should be read in conjunction with the consolidated financial statements of Power Financial and notes thereto for the year ended December 31, 2006. Additional information relating to Power Financial may be found on SEDAR at www.sedar.com. The 2007 Annual Information Form will be available in March 2007.

FORWARD-LOOKING STATEMENTS › Certain statements in this MD&A, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial, its subsidiaries or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2006, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Corporation that is required to be disclosed in reports filed under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation.

Changes to Internal Controls

During the fourth quarter of 2006, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Overview

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds, together with the Frère group of Belgium, an interest in Pargesa Holding S.A. (Pargesa).

Parts B and C of this MD&A concerning Lifeco and IGM consist of their respective annual MD&A and financial statements, as prepared and disclosed by these companies in accordance with applicable securities legislation. This information is also available either directly from SEDAR (www.sedar.com) or from the Web sites of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

Part D consists of information relating to Pargesa derived from publicly disclosed information.

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of December 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,900 consultants nationwide (at December 31, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of December 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of December 2006 held a 54.1% equity interest in Pargesa, representing 62.9% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa has used the proceeds of the offering to subscribe for its 50% share of the €709 million capital increase of Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which were fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of December 31, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; cement and building materials through Lafarge, in which GBL made its first investment during the second part of 2005; and in wine and spirits through Pernod Ricard, in which GBL made its initial investment in the latter part of 2006. On January 26, 2007, GBL reported that it held a 5% interest in Pernod Ricard.

As previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million.

Outstanding Number of Common Shares

As of the date hereof, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2006 and December 31, 2005.

Basis of Presentation and Summary of Accounting Policies

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

Inclusion of Pargesa's Results

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio currently consists primarily of investments in Imerys, Total, Suez, Lafarge and Pernod Ricard, which are held by Pargesa directly or through GBL. The contribution from Total, Suez and Lafarge to GBL's earnings in 2005 and 2006 consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend). Pernod Ricard did not contribute to earnings in 2006 as GBL made its initial investment in the latter part of 2006. As a consequence of the sale by GBL of its 25.1% equity interest in Bertelsmann in early July 2006, Bertelsmann ceased to contribute to Pargesa's earnings after the end of June 2006.

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of "Other income" in the Corporation's financial statements.

Results of Power Financial Corporation

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, and is intended to assist readers in their analysis of the results of the Corporation. See Note 26 to Power Financial's consolidated financial statements.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of Other income as presented in the Corporation's Consolidated Statements of Earnings (net of income tax and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

TWELVE MONTHS ENDED DECEMBER 31	2006			2005		
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	3,624		3,624	3,388	(53)	3,335
Share of earnings of affiliate	126		126	121		121
Earnings before other income, income taxes and non-controlling interests	3,750		3,750	3,509	(53)	3,456
Other income [charges]		345	345		(11)	(11)
Earnings before income taxes and non-controlling interests	3,750	345	4,095	3,509	(64)	3,445
Income taxes	951	(14)	937	904	(10)	894
Non-controlling interests	997	6	1,003	911	(21)	890
Net earnings	1,802	353	2,155	1,694	(33)	1,661
Per share	2.46	0.50	2.96	2.33	(0.05)	2.28

THREE MONTHS ENDED DECEMBER 31	2006			2005		
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	900		900	894	(20)	874
Share of earnings of affiliate	32		32	39		39
Earnings before other income, income taxes and non-controlling interests	932		932	933	(20)	913
Other income [charges]		2	2			
Earnings before income taxes and non-controlling interests	932	2	934	933	(20)	913
Income taxes	210	–	210	241	(2)	239
Non-controlling interests	250	–	250	242	(9)	233
Net earnings	472	2	474	450	(9)	441
Per share	0.65	–	0.65	0.61	(0.01)	0.60

Review of Financial Performance

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	TWELVE MONTHS ENDED DECEMBER 31				THREE MONTHS ENDED DECEMBER 31			
	2006		2005		2006		2005	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries and affiliate	1,871		1,774		488		469	
Results from corporate activities	(54)		(65)		(12)		(15)	
Sub-total	1,817		1,709		476		454	
Dividends on preferred shares, Series C and J	(15)		(15)		(4)		(4)	
Operating earnings[2]	1,802	2.46	1,694	2.33	472	0.65	450	0.61
Other items	353	0.50	(2)	–	2	–		–
Share of specific charge recorded by Lifeco	–	–	(31)	(0.05)			(9)	(0.01)
Net earnings	2,155	2.96	1,661	2.28	474	0.65	441	0.60

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $70 million and $55 million in the twelve-month periods ended December 31, 2006 and 2005, respectively, and to $19 million and $17 million in the three-month periods ended December 31, 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares from operating earnings.

OPERATING EARNINGS

Operating earnings for the year ended December 31, 2006 were $1,802 million, or $2.46 per share, compared with $1,694 million or $2.33 per share in 2005. This represents a 5.7% increase on a per share basis.

For the three-month period ended December 31, 2006, operating earnings were $472 million or $0.65 per share, compared with $450 million or $0.61 per share in the same period in 2005, for an increase of 4.7% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 5.5% in 2006, from $1,774 million to $1,871 million. For the fourth quarter in 2006, compared with the corresponding period in 2005, the increase was 4.1%, from $469 million in 2005 to $488 million in 2006.

› Lifeco's contribution to Power Financial's operating earnings was $1,319 million for the twelve-month period in 2006, compared with $1,269 million for the corresponding period in 2005. For the fourth quarter, the contribution from Lifeco to operating earnings was $345 million in 2006, compared with $329 million in 2005.

 Lifeco reported net earnings attributable to common shareholders of $1,875 million or $2.104 per share in 2006, compared with earnings, before adjustments described below, of $1,802 million or $2.022 per share in 2005. This represents an increase of 4% on a per share basis. For the fourth quarter, Lifeco reported net earnings of $491 million or $0.550 per share in 2006, compared with earnings, before adjustments, of $469 million or $0.526 per share in 2005, an increase of 5% on a per share basis.

 Lifeco's earnings before adjustments in 2005 excluded (i) the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $17 million after tax or $0.019 per share in the twelve-month period, and nil in the fourth quarter, as well as (ii) a charge of $43 million after tax or $0.048 per share in 2005, and $13 million after-tax or $0.014 per share in the fourth quarter, related to provisions for expected losses arising from hurricane damage. Power Financial's share of these items was excluded from operating earnings. Including the impact of restructuring costs and provisions for expected losses noted above, Lifeco's net earnings attributable to common shareholders were $1,742 million or $1.955 per share in 2005, and $456 million or $0.512 per share in the fourth quarter of 2005. On a per share basis, this represents increases of 8% and 7%, respectively, for the twelve-month and three-month periods ended December 31, 2006, compared with the same periods in 2005.

› The contribution from IGM to Power Financial's operating earnings was $426 million in 2006, compared with $384 million for the same period in 2005. For the three-month periods ended December 31, the contribution from IGM to operating earnings was $111 million in 2006, compared with $101 million in 2005.

 IGM reported in 2006 earnings attributable to common shareholders, excluding the item mentioned below, of $763 million or $2.85 per share on a diluted basis in 2006, compared with $682 million or $2.56 per share in the same period in 2005, an increase of 11.3% on a per share basis.

 The figures above exclude, in 2006, a $13.7 million ($0.05 per share) non-cash income tax benefit recorded by IGM in the second quarter, as described in more detail in Part C of this report related to IGM. Including this item, net earnings to common shareholders were $777 million or $2.90 per share in 2006. Power Financial's share of this item was excluded from IGM's contribution to the Corporation's operating earnings.

 For the fourth quarter, IGM reported earnings attributable to common shareholders of $200 million or $0.75 per share in 2006, compared with $177 million or $0.66 per share in 2005, for an increase of 13.6% on a per share basis.

› The contribution from the European affiliate to Power Financial's operating earnings was $126 million in 2006, compared with $121 million in the corresponding period in 2005. As noted above, as a consequence of the sale by GBL of its interest in Bertelsmann, the results of Pargesa starting in the third quarter of 2006 no longer include a contribution from this company. Pargesa's operating results for 2006 were SF539 million compared with SF509 million in 2005, which reflects in particular an increase in the contribution from all main holdings, the impact of dividends received for the first time from Lafarge, higher dividends received, as well as improved results from corporate activities, partly offset by the fact that Bertelsmann contributed for only six months in 2006.

The contribution from Parjointco in 2006 continued to be affected by the strengthening of the Canadian dollar against the Swiss franc, on an average basis.

For the three-month periods ended December 31, the contribution was $32 million in 2006, compared with $39 million in 2005.

As noted above, Parts B and C consist of the annual MD&A and financial statements of Lifeco and IGM, as prepared and disclosed by these companies in accordance with applicable securities legislation. Part D consists of information relating to Pargesa, derived from publicly disclosed information.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $54 million and $65 million in 2006 and 2005, respectively. The variance reflects, in particular, higher income from investments in 2006 compared with 2005, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the repayment of the $150 million debentures in early January 2006.

For the fourth quarter, corporate results were a net charge of $12 million in 2006, compared with a net charge of $15 million in the corresponding period in 2005.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $15 million and $4 million in the twelve-month and three-month periods, respectively, of both 2006 and 2005.

OTHER ITEMS

For the twelve-month period ended December 31, 2006, other items not included in operating earnings were a net profit of $353 million or $0.50 per share, consisting principally of Power Financial's share of non-operating earnings of Pargesa, as well as its share of the tax benefit recorded by IGM in the second quarter. Power Financial's share of non-operating earnings of the European affiliate was $341 million for the twelve-month period, including primarily an amount of $356 million or $0.50 per share, representing the impact of the gain recorded by Power Financial in the third quarter in connection with the sale by GBL of its interest in Bertelsmann.

Other income for the quarter ended December 31, 2006 was $2 million.

In 2005, other items were a charge of $2 million (nil in the fourth quarter), and included Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of Pargesa's estimated non-operating earnings.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

In 2005, Power Financial recorded a specific charge of $31 million or $0.05 per share ($9 million or $0.01 per share in the fourth quarter), representing the Corporation's share of a $43 million after-tax charge recorded by Lifeco ($13 million in the fourth quarter) related to provisions for expected losses arising from hurricane damage. There were no such charges in 2006.

NET EARNINGS

Net earnings were $2,155 million or $2.96 per share in 2006, compared with $1,661 million or $2.28 per share in 2005. For the fourth quarter ended December 31, net earnings were $474 million or $0.65 per share in 2006, compared with $441 million or $0.61 per share in 2005.

Financial Position, Liquidity and Capital Resources

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31	2006	2005	2006	2005
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	5,138	4,642	730	613
Investments at equity	2,137	1,501	11,592	9,807
Other investments	94,665	86,836		
Other assets	28,481	17,917	81	73
Total	130,421	110,896	12,403	10,493
Liabilities				
Policy liabilities				
Actuarial liabilities	89,363	71,263		
Other	4,488	4,023		
Other liabilities	12,345	14,247	431	395
Preferred shares of the Corporation	300	300	300	300
Preferred shares of subsidiaries	1,325	1,356		
Capital trust securities and debentures	646	648		
Debentures and other borrowings	3,319	3,377	250	400
	111,786	95,214	981	1,095
Non-controlling interests	7,213	6,284		
Shareholders' equity				
Perpetual preferred shares	1,400	1,200	1,400	1,200
Common shareholders' equity	10,022	8,198	10,022	8,198
Total	130,421	110,896	12,403	10,493
Consolidated assets and assets under administration	339,931	286,287		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Parts B and C of this MD&A relating to these subsidiaries include a presentation of their balance sheets.

Total assets increased to $130,421 million at December 31, 2006, compared with $110,896 million at December 31, 2005. The increase in assets is mainly attributable to Lifeco and results primarily both from the acquisition of approximately $10.2 billion of payout annuities business from The Equitable Life Assurance Society in the United Kingdom, as well as an increase of $8.0 billion in invested assets. Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries, totalling $1,253 million at December 31, 2006, are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market values. The market value of Lifeco's segregated funds was $90 billion at the end of December 2006, compared with $75 billion at the end of 2005. IGM's assets under management at market value, including those of Mackenzie and Investment Planning Counsel, were $119 billion at December 31, 2006, compared with $100 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's Shareholders' equity, and is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $730 million at the end of December 2006, compared with $613 million at the end of 2005. In 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006, and issued in the third quarter perpetual preferred shares, Series L, for gross proceeds of $200 million.

In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. At December 31, 2006, 99% of the $730 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $1,785 million to $11,592 million at the end of December 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $1,365 million; and
- a net $434 million positive variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and in Pargesa. The net positive variance reflects the decrease of the Canadian dollar versus European currencies at December 31, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at December 31, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

Cash Flows

CONSOLIDATED CASH FLOWS

	TWELVE MONTHS ENDED DECEMBER 31		THREE MONTHS ENDED DECEMBER 31	
	2006	2005	2006	2005
Cash flow from operating activities	4,443	4,528	926	676
Cash flow from financing activities	(724)	(694)	(238)	(29)
Cash flow from investing activities	(3,503)	(2,529)	(813)	(525)
Effect of changes in exchange rates on cash and cash equivalents	280	(286)	209	(20)
Increase in cash and cash equivalents	496	1,019	84	102
Cash and cash equivalents, beginning of year	4,642	3,623	5,054	4,540
Cash and cash equivalents, end of year	5,138	4,642	5,138	4,642

On a consolidated basis, cash and cash equivalents increased by $496 million in the twelve-month period ended December 31, 2006, compared with an increase of $1,019 million in the corresponding period in 2005.

Operating activities produced a net inflow of $4,443 million in the twelve-month period in 2006, compared with a net inflow of $4,528 million in the corresponding period in 2005.

- For 2006, Lifeco's cash flow from operations was $3,812 million, compared with $3,951 million in 2005. The decrease in cash flow from operations is mainly due to higher payments to policyholders, offset somewhat by higher premium income and investment income. For the three-month period ended December 31, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. Cash flows generated by operations are mainly invested to support future liability cash requirements.
- Operating activities of IGM, before payment of commissions, generated $1,032 million in 2006, as compared to $942 million in 2005. Cash commissions paid were $345 million in 2006, compared with $337 million in 2005.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $724 million in 2006, compared with net outflows of $694 million in 2005.

Financing activities during the year ended December 31, 2006 compared to the same period in 2005 include:

› Dividends paid on a consolidated basis in 2006 of $1,167 million, compared with $996 million in 2005.

› Repayment of debentures and other borrowings of $400 million, consisting of the repayment by Power Financial of its $150 million debentures that matured in January 2006, and the repayment of $250 million of subordinated debentures by a subsidiary of Lifeco.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $67 million in 2006, compared with $80 million in 2005.

› Issue of preferred shares by the Corporation in the amount of $200 million and by Lifeco in the amount of $300 million.

› Issue of subordinated debentures by a subsidiary of Lifeco in the amount of $351 million.

Cash flow from investing activities resulted in net outflows of $3,503 million in 2006, compared with net outflows of $2,529 million in the same period in 2005.

› Investing activities at Lifeco in 2006 resulted in a net outflow of $3,405 million, compared with $2,511 million in 2005.

› Investing activities at IGM were a net outflow of $98 million in 2006, compared with a net outflow of $26 million in 2005.

Cash flows from activities of Lifeco and IGM are described in their respective MD&A in Parts B and C of this MD&A related to these subsidiaries.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures relating to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in 2006 on their common shares amounted to $0.9275 and $1.535 per share, respectively, compared with $0.810 and $1.335 per share, respectively, in 2005.

Pargesa pays its dividend annually in the second quarter. The dividend paid in 2006 amounted to SF2.15 per bearer share, compared with SF2.00 in 2005.

Shareholders' Equity

Common shareholders' equity was $10,022 million at the end of December 2006, compared with $8,198 million at December 31, 2005. The increase of $1,824 million is mainly due to:

› a $1,372 million increase in rétained earnings; and

› a net $434 million positive variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued by the Corporation in 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $14.22 at the end of December 2006, compared with $11.63 at the end of 2005.

On August 4, 2006, the Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series L, carrying a 5.10% annual dividend, for gross proceeds of $200 million. As a result, the Corporation now has eight series of perpetual preferred shares outstanding with an aggregate stated value of $1,400 million, compared with seven series with an aggregate stated value of $1,200 million at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Preferred shares		
Cumulative	Pfd-1 [low]	Canadian scale P-1 [Low] Global scale A-
Non-cumulative	Pfd-1 [low]	Canadian scale P-1 [Low] Global scale A-
Senior debentures	AA [low]	A+

[1] Ratings were upgraded on April 18, 2006. On February 7, 2007, Dominion Bond Rating Service placed the ratings "Under Review with Developing Implications" following the announcement by Lifeco to acquire Putnam Investments Trust [Putnam].

[2] The outlook and the Corporation's ratings are stable. On February 1, 2007, Standard & Poor's Ratings Services confirmed ratings were unaffected following the announcement by Lifeco to acquire Putnam.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. A summary of major critical accounting policies and related judgments underlying the Consolidated Financial Statements is presented below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general accounting policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES > Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations of the companies to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment. In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness. Additional details regarding these adjustments and estimations can be found in Note 10 of the Consolidated Financial Statements. See also Part B of this MD&A.

INCOME TAXES > As for any group conducting its businesses in multiple jurisdictions, the Corporation and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Corporation's income that will be subject to tax in Canada. Accordingly, the determination of the Corporation's provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Corporation and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the companies to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

EMPLOYEE FUTURE BENEFITS > Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. These estimates are discussed in Note 20 to the Consolidated Financial Statements.

GOODWILL AND INTANGIBLE ASSETS > The impairment tests on goodwill and intangible assets involve the use of estimates and assumptions appropriate in the circumstances. As at December 31, 2006, goodwill totalled $8,342 million and intangible assets totalled $2,615 million. (See Note 7 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS > Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

Future Accounting Changes

Effective January 1, 2007, the Corporation will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

These standards require that all financial assets be classified as available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value, if determinable, in the balance sheet, except loans and receivables, including mortgages and securities classified as held to maturity, which would be carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which would be carried at fair value, or other, which would be carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are required to be reported in earnings, while changes in the fair value of securities that are available for sale are required to be recorded in Other Comprehensive Income until realized or impaired, at which time they are required to be recorded in the statement of earnings. All derivatives, including embedded derivatives that must be separately accounted for, except those described below, must be recorded at fair value in the balance sheet and the changes in fair value must be recorded in the statement of earnings.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the statement of earnings. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to earnings when the hedged transaction impacts earnings. Any hedge ineffectiveness on a cash flow hedge must be recorded in the statement of earnings.

The Consolidated Statement of Comprehensive Income will be included in the Corporation's financial statements. Unrealized gains and losses on financial assets that will be held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses will be recorded in the Statement of Comprehensive Income until recognized in the statement of earnings. Accumulated other comprehensive income will form part of shareholders' equity.

For specific details as to the effect of these new standards on the Corporation and more specifically on Lifeco and IGM, the reader is referred to Parts B and C of this MD&A.

Securitizations

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. During the course of 2006, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $1,302 million (2005 — $251 million). Securitized loans serviced at December 31, 2006 totalled $1,547 million, compared with $559 million in 2005. The fair value of IGM's retained interest was $43 million at December 31, 2006 and $16 million in 2005. (See also Note 5 to the Consolidated Financial Statements.)

Derivative Financial Instruments

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The Corporation and its subsidiaries have each established operating policies and processes relating to the use of derivative financial instruments, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;
- demonstrating the effectiveness of the hedging relationships, and
- monitoring the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies.

As at December 31, 2006, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $10,470 million (2005 — $8,337 million), with a maximum credit risk and total fair value of $633 million and $414 million, respectively (2005 — $744 million and $651 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; fair value represents the net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Notes 1 and 23 to the Consolidated Financial Statements for more information on the type of derivative financial instruments used by the Corporation and its subsidiaries.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2006.

Guarantees

GUARANTEES › The Corporation follows AcG-14, Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. In addition, in the normal course of their businesses, the Corporation and its subsidiaries may enter into certain agreements, the nature of which precludes the possibility of making a reasonable estimate of the maximum potential amount the guarantor could be required to pay third parties as some of these agreements do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco's subsidiaries provide letters of credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold a LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from Lifeco's subsidiaries. A LOC may be drawn upon demand. If an amount is drawn on a LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and Lifeco's subsidiaries will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in Note 24 to the Consolidated Financial Statements.

Commitments / Contractual Obligations

The following table provides a summary of future consolidated contractual obligations.

				PAYMENTS DUE BY PERIOD	
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,319	1	2	452	2,864
Operating leases[2]	620	133	220	107	160
Purchase obligations[3]	29	20	7	2	–
Contractual commitments[4]	239	239	–	–	–
Total	4,207	393	229	561	3,024
Letters of credit — See note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Purchase obligations are commitments to acquire goods and services, essentially related to information services.

[4] Represents commitments by Lifeco. These contractual commitments are essentially commitments of investment transactions made in the normal course of operations, in accordance with its policies and guidelines, which are to be disbursed upon fulfilment of certain contract conditions.

[5] Letters of credit (LOC) are written commitments provided by a bank. Please refer to Note 25 of the Consolidated Financial Statements.

Financial Instruments and Other Instruments

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 22 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 23 to the Consolidated Financial Statements).

AS AT DECEMBER 31		2006		2005
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	5,138	5,138	4,642	4,642
Investments (excluding real estate)	92,447	95,085	84,992	88,870
Other financial assets	14,921	14,921	4,949	4,949
Total financial assets	112,506	115,114	94,583	98,461
Liabilities				
Deposits and certificates	778	779	693	694
Debentures and other borrowings	3,319	3,805	3,377	3,888
Other financial liabilities	7,263	7,263	9,519	9,519
Total financial liabilities	11,360	11,847	13,589	14,101
Derivative financial instruments		414		651

Subsequent Event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Lifeco expects that funding for the transaction will come from internal resources, as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The acquisition is expected to be accretive to earnings before restructuring charges in the first full year at Lifeco and Power Financial. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

Selected Annual Information

FOR THE YEARS ENDED DECEMBER 31	2006	2005	2004
Revenues	29,790	26,084	23,896
Operating earnings before other items[1]	1,802	1,694	1,538
per share — basic	2.46	2.33	2.11
Net earnings	2,155	1,661	1,543
per share — basic	2.96	2.28	2.12
per share — diluted	2.94	2.27	2.11
Consolidated assets	130,421	110,896	104,179
Consolidated assets and assets under administration[2]	339,931	286,287	259,833
Consolidated long-term liabilities			
Debentures and other borrowings	3,319	3,377	3,554
Shareholders' equity	11,422	9,398	8,684
Book value per share	14.22	11.63	10.97
Number of common shares outstanding [millions]	704.8	704.8	704.8
Dividends per share [declared]			
Common shares	1.0000	0.8700	0.7300
First preferred shares[3]			
Series A	1.0076	0.7691	0.7013
Series C	1.3000	1.3000	1.3000
Series D	1.3750	1.3750	1.3750
Series E	1.3125	1.3125	1.3125
Series F	1.4750	1.4750	1.4750
Series H	1.4375	1.4375	1.4375
Series I	1.5000	1.5000	1.5000
Series J	1.1750	1.1750	1.1750
Series K[4]	1.2375	0.39329	–
Series L[5]	0.6262	–	–

[1] Operating earnings and operating earnings per share are non-GAAP financial measures.

[2] Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market value. The market value of Lifeco's segregated funds was $90 billion in 2006, $75 billion in 2005 and $69 billion in 2004. IGM's assets under management were $119 billion in 2006, $100 billion in 2005 and $86 billion in 2004.

[3] The Series B First Preferred Shares were redeemed in May 2003.

[4] Issued in October 2005.

[5] Issued in August 2006.

Summary of Quarterly Results

In this table, all per share amounts are presented on a post-subdivision basis.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	9,096	7,179	7,230	6,285	7,092	5,734	6,283	6,975
Operating earnings[1][2][3]	472	439	483	408	450	414	449	381
per share — basic	0.65	0.60	0.66	0.56	0.61	0.57	0.62	0.52
Other items[2]	2	356	(5)	-	(9)	(24)	2	(2)
per share — basic	–	0.50	(0.01)	-	(0.01)	(0.03)	0.00	(0.00)
Net earnings	474	795	478	408	441	390	451	379
per share — basic	0.65	1.10	0.65	0.56	0.60	0.54	0.62	0.52
per share — diluted	0.64	1.10	0.65	0.55	0.60	0.53	0.62	0.52

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which was considered a preferred dividend [Pargesa's share: SF37 million in 2006 and SF30 million in 2005] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total pays its dividend in two instalments, in the second and fourth quarter.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items in 2005 also included Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.
Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM [please also refer to Part C of this report related to IGM], as well as in the third quarter of 2006, an amount of $356 million representing the impact on the Corporation of the gain recorded by GBL as a result of the sale of its interest in Bertelsmann.

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation — Non-GAAP Financial Measures.

POWER FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2006	2005
ASSETS		
Cash and cash equivalents	5,138	4,642
Investments [Note 4]		
Shares	4,602	3,930
Bonds	65,246	59,298
Mortgages and other loans	15,823	15,118
Loans to policyholders	6,776	6,646
Real estate	2,218	1,844
	94,665	86,836
Funds held by ceding insurers	12,371	2,556
Investment in affiliate, at equity [Note 6]	2,137	1,501
Intangible assets [Note 7]	2,615	2,357
Goodwill [Note 7]	8,342	8,199
Future income taxes [Note 8]	390	460
Other assets [Note 9]	4,763	4,345
	130,421	110,896
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	89,363	71,263
Other	4,488	4,023
Deposits and certificates	778	693
Funds held under reinsurance contracts	1,822	4,221
Debentures and other borrowings [Note 11]	3,319	3,377
Preferred shares of the Corporation [Note 15]	300	300
Preferred shares of subsidiaries	1,325	1,356
Capital trust securities and debentures [Note 12]	646	648
Future income taxes [Note 8]	853	830
Other liabilities [Note 13]	8,892	8,503
	111,786	95,214
Non-controlling interests [Note 14]	7,213	6,284
SHAREHOLDERS' EQUITY		
Stated capital [Note 15]		
Perpetual preferred shares	1,400	1,200
Common shares	593	593
Contributed surplus	56	38
Retained earnings	9,621	8,249
Foreign currency translation adjustments	(248)	(682)
	11,422	9,398
	130,421	110,896

Approved by the Board of Directors

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005
REVENUES		
Premium income	18,724	16,058
Net investment income	6,036	5,492
Fee income	5,030	4,534
	29,790	26,084
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	17,435
Commissions	2,184	1,956
Operating expenses	3,136	3,063
Financing charges [Note 18]	338	330
	26,166	22,784
	3,624	3,300
Share of earnings of affiliate [Note 6]	126	121
Other income [charges], net [Note 19]	345	(11)
Earnings before income taxes and non-controlling interests	4,095	3,410
Income taxes [Note 8]	937	886
Non-controlling interests [Note 14]	1,003	863
Net earnings	2,155	1,661
Earnings per common share [Note 21]		
Basic	2.96	2.28
Diluted	2.94	2.27

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2006	2005
Retained earnings, beginning of year	8,249	7,267
Add		
Net earnings	2,155	1,661
Deduct		
Dividends		
Perpetual preferred shares	70	55
Common shares	705	613
Other, including share issue costs of $5 million in 2006 [$6 million in 2005]	8	11
	783	679
Retained earnings, end of year	9,621	8,249

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2006	2005
OPERATING ACTIVITIES		
Net earnings	2,155	1,661
Non-cash charges [credits]		
Increase in policy liabilities	1,560	2,969
Decrease [increase] in funds withheld by ceding insurers	386	(219)
Increase in funds held under reinsurance contracts	(141)	(543)
Amortization and depreciation	99	99
Future income taxes	48	144
Non-controlling interests	1,003	863
Other	(479)	401
Change in non-cash working capital items	(188)	(847)
Cash from operating activities	4,443	4,528
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(419)	(353)
Perpetual preferred shares	(68)	(51)
Common shares	(680)	(592)
	(1,167)	(996)
Issue of perpetual preferred shares	200	250
Issue of common shares by subsidiaries	38	29
Repurchase of common shares by subsidiaries	(67)	(80)
Issue of preferred shares by a subsidiary	300	300
Redemption of preferred shares by subsidiaries	(31)	(10)
Issue of debentures and other borrowings	351	-
Repayment of debentures and other borrowings	(400)	(150)
Other	52	(37)
	(724)	(694)
INVESTMENT ACTIVITIES		
Bond sales and maturities	30,162	24,742
Mortgage loan repayments	2,147	2,045
Sale of shares	1,492	1,605
Real estate sales	181	200
Proceeds from securitizations	1,302	251
Change in loans to policyholders	(18)	(272)
Change in repurchase agreements	94	224
Acquisition of intangible assets [Note 2]	(140)	-
Acquisition of businesses [Note 2]	1,467	22
Investment in bonds	(33,636)	(26,010)
Investment in mortgage loans	(4,062)	(2,639)
Investment in shares	(1,781)	(2,095)
Investment in real estate	(631)	(588)
Other	(80)	(14)
	(3,503)	(2,529)
Effect of changes in exchange rates on cash and cash equivalents	280	(286)
Increase in cash and cash equivalents	496	1,019
Cash and cash equivalents, beginning of year	4,642	3,623
Cash and cash equivalents, end of year	5,138	4,642

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	774	681
Interest paid	379	367

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

Note 1. Summary of Significant Accounting Policies

The consolidated financial statements of Power Financial Corporation (the Corporation) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Corporation and its subsidiaries.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. In particular, the valuation of goodwill and intangible assets, actuarial liabilities, income taxes, deferred selling commissions, pension plans and other post-retirement benefits are key components of the financial statements requiring management to make estimates. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal subsidiaries of the Corporation are:

[a] Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West), which in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which in turn owns 100% of The Canada Life Assurance Company (Canada Life), and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life) and

[b] IGM Financial Inc. (IGM), (direct interest of 55.9%), which holds 100% of the common shares of Investors Group Inc. (Investors Group) and of Mackenzie Financial Corporation (Mackenzie), and 76.2% of the common shares of Investment Planning Counsel.

[c] IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM.

The Corporation accounts for its investment in its affiliate, Parjointco N.V., using the equity method.

REVENUE RECOGNITION

With respect to revenues from Lifeco, premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

Lifeco's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

With respect to revenues from Lifeco, fee income is recognized when the service is performed and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from management services.

With respect to revenues from IGM, management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed.

Distribution revenues derived from mutual funds, insurance, securities and banking transactions are recognized on a trade date basis.

Investment income is recognized on an accrual basis and is shown net of investment expenses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, fixed-income securities with an original term to maturity of three months or less, as well as highly liquid investments with short-term maturities that are readily convertible to known amounts of cash.

INVESTMENTS

Investments, other than those held by Lifeco, are accounted for as follows:

› Investments in shares are carried at original cost plus declared dividends. Shares are written down to their fair value when an other than a temporary decline in value is identified. Gains and losses on disposal of investment in shares are recognized in Net investment income in the Consolidated Statements of Earnings.

› Investments in mortgages and other loans are carried at amortized cost plus accrued interest less an allowance for losses. An investment in mortgages and other loans is impaired when, in the opinion of management, there no longer is reasonable assurance of the timely collection of the full amount of principal and interest.

Investments held by Lifeco are accounted for as follows:

› Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized over the period to maturity of the security sold.

› Investments in shares (equity securities) are carried at cost plus a moving average market value adjustment of $402 million ($293 million in 2005). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized to earnings at a rate of 5% per quarter on a declining-balance basis.

› Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $178 million ($144 million in 2005). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized to earnings at a rate of 3% per quarter on a declining-balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by discounting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies [continued]

expected future cash flows based on expected dividends and where future cash flows cannot be readily determined, market value is estimated to be equal at cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the Consolidated Balance Sheets and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. IGM continues to service the loans transferred. As a result, a servicing liability is recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, the gains or losses and the servicing fee revenue are reported in Net investment income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other assets and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, for a period not exceeding 30 years. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

ACTUARIAL LIABILITIES

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method (CALM). Actuarial liabilities are discussed in Note 10.

STOCK-BASED COMPENSATION PLANS

The Corporation and its subsidiaries use the fair value-based method of accounting for the valuation of compensation expense for options granted to employees. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When the Corporation's stock options are exercised, the proceeds, together with the amount recorded in Contributed surplus, are added to Stated capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Corporation and its subsidiaries in the management of interest rate, foreign exchange rate and equity market exposures. The Corporation's policy is not to use derivative financial instruments for speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies for derivative financial instruments used for hedging purposes correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instruments or it is no longer probable that the sale of the hedged item will occur at the date originally anticipated, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in earnings.

Non-qualifying derivatives and derivatives not designated as hedges continue to be utilized on a basis consistent with the risk management policy of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if specific hedge accounting requirements are not met.

Derivative financial instruments used by the Corporation and its subsidiaries are summarized in Note 23.

Note 1. Summary of Significant Accounting Policies [continued]

FOREIGN CURRENCY TRANSLATION

The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expenses are translated at an average of daily rates. The resulting unrealized exchange gains or losses are included in Foreign currency translation adjustments in the shareholders' equity of the Consolidated Balance Sheets. All other assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Realized and unrealized exchange gains and losses are included in Net investment income.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries maintain defined benefit pension plans as well as defined contribution pension plans for certain of its employees and advisers.

The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets, which are valued at market value. Past service costs, transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/adviser group. For the most part, actuarial gains or losses in excess of the greater of 10% of the beginning-of-year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of the employees/adviser group. The cost of pension benefits is charged to earnings using the projected benefit method prorated on services.

The Corporation and its subsidiaries also have unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation and its subsidiaries provide certain post-retirement health care and life insurance benefits to eligible retirees, advisers and their dependents. The current cost of post-retirement health and life benefits is charged to earnings using the projected benefit method prorated on services.

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS HELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

INCOME TAXES

The Corporation follows the liability method in accounting for income taxes, whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is determined by dividing Net earnings available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share, except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Corporation, as determined by the treasury stock method.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

FUTURE ACCOUNTING CHANGES

Effective January 1, 2007, the Corporation will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as availble for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet, while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading will be reported in Net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other comprehensive income until they are realized or permanently impaired.

The new guidance introduces the concept of Other comprehensive income, which will track unrealized gains and losses experienced on certain investments and derivative instruments, as well as the currency translation account movement. Other comprehensive income together with Net earnings provides the financial statement reader with Comprehensive income. Comprehensive income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet, including currency translation gains and losses on foreign subsidiary operations.

Note 1. Summary of Significant Accounting Policies [continued]

The Corporation will measure certain investments, primarily investments actively traded in a public market, and certain financial liabilities at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net earnings. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net earnings. Investments backing Lifeco's shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other comprehensive income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net earnings. No change to the Corporation's method of accounting for real estate or loans is anticipated.

Derivative instruments will be recognized at their market value in the Consolidated Balance Sheet (refer to Note 23 for details of derivative financial instruments at December 31, 2006). Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument or contract must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net earnings, except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges and changes in the fair value of the hedged items are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in net earnings.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, shares, and mortgages), nor will they be allowed to carry investments in shares at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, shares, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totalled $2,821 million, or $2,628 million excluding real estate. Included in this total is $118 million of losses realized on bonds, shares and mortgages that supported shareholders' capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain statement of earnings line items, particularly for investment income and actuarial provisions. However, based on the Corporation's review to this point, it does not expect that the new guidance will result in a material impact on net earnings, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders' capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 million in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net earnings. Included in this amount is $92 million of amortization in connection with bonds, shares and mortgages associated with shareholders' capital and surplus that will not be offset by changes to actuarial liabilities.

Transitional adjustments arising due to remeasuring financial assets classified as available for sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income. Transitional adjustments arising due to remeasuring financial assets classified as held for trading will be recognized in the opening balance of retained earnings.

Note 2. Acquisitions

[a] On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of the Corporation.

[b] During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer closed on February 9, 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the Consolidated Balance Sheet at December 31, 2006.

[c] On September 22, 2006, Mackenzie Financial Corporation acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill Group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are achieved and an amount has been placed in escrow. The total contingent consideration is not determinable at the present time. If additional consideration becomes payable, it will be recognized as an additional cost of the purchase.

The acquisition has been accounted for by the purchase method and the results of the Cundill Group's operations have been included in the Consolidated Financial Statements from the date of acquisition.

The purchase price has been allocated to intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation.

[d] On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and mid-sized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a co-insurance basis and the segregated account business totalling $1.7 billion (US$1.5 billion) of policyholder liabilities on a modified co-insurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three-year period.

Note 2. Acquisitions [continued]

Under the modified co-insurance agreement, MetLife retains the approximately $2.6 billion (US$2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (US$3.4 billion) of participant account values for which it will provide administrative services and record-keeping functions and receive fee income.

[e] On November 30, 2006, Lifeco acquired all outstanding common shares of Indiana Healthcare Network, Inc.

[f] On December 29, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans, which represent more than $10.5 billion (US$9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

[g] During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheet.

Note 3. Restructuring Costs

The plan to restructure and integrate the operations of CLFC with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A was completed at the end of 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million. Of this amount, $22 million before tax ($17 million after tax) was charged to earnings and $79 million was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs were related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

Note 4. Investments

a) Carrying values and estimated market values of investments are as follows:

	2006		2005	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	**4,602**	**5,352**	3,930	4,516
Bonds	**65,246**	**66,698**	59,298	61,918
Mortgages and other loans	**15,823**	**16,259**	15,118	15,790
Loans to policyholders	**6,776**	**6,776**	6,646	6,646
Real estate	**2,218**	**2,679**	1,844	2,129
	94,665	**97,764**	86,836	90,999

b) The significant terms and conditions and interest rate ranges of applicable fixed-term investments gross of provisions are as follows:

	CARRYING VALUE				
	TERM TO MATURITY				
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
					%
2006					
Bonds	**7,113**	**16,966**	**41,210**	**65,289**	**2.1 – 17.1**
Mortgages and other loans	**1,480**	**5,169**	**9,213**	**15,862**	**3.6 – 13.1**
	8,593	**22,135**	**50,423**	**81,151**	
2005					
Bonds	5,270	16,942	37,174	59,386	1.0 – 16.8
Mortgages and other loans	639	5,511	9,007	15,157	3.0 – 13.5
	5,909	22,453	46,181	74,543	

c) Included in investments are the following:

[i] Non-performing loans

	2006	2005
Bonds	**79**	137
Mortgages and other loans	**28**	17
Foreclosed real estate	**–**	11
	107	165

Note 4. Investments [continued]

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan-by-loan basis to determine non-performing status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible, the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

[ii] Changes in the allowance for credit losses are as follows:

The Corporation maintains an allowance for credit losses which is considered adequate by management to absorb all credit-related losses in its portfolio.

	2006	2005
Balance, beginning of year	127	208
Net provisions [recoveries] for credit losses — in year	(31)	7
Write-offs, net of recoveries	(13)	(85)
Other [including foreign exchange rate change]	(1)	(3)
Balance, end of year	82	127

For Lifeco, the allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

[iii] Also included in investments are modified/restructured loans of $12 million ($37 million in 2005) that are performing in accordance with their current terms.

d) Deferred net realized and unrealized gains

Net investment income includes amortization of deferred net realized and unrealized gains as follows:

	2006	2005
Bonds	247	253
Mortgage and other loans	47	53
Shares	261	232
Real estate	64	46
	619	584

The balance of deferred net realized gains (included in Other liabilities) is comprised of the following:

	2006	2005
Bonds	1,966	1,834
Mortgage and other loans	171	151
Shares	491	440
Real estate	193	173
	2,821	2,598

Note 5. Securitizations

During the year, IGM transferred $1,311 million ($252 million in 2005) of residential mortgages into commercial paper conduits and recorded $5 million ($4 million in 2005) in gains, net of transaction costs, in Net investment income.

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

Note 5. Securitizations [continued]

The key economic assumptions used to value the retained interests at the date of securitization issuances for commercial paper conduit transactions completed during 2006 and 2005 were as follows:

	2006	2005
Weighted-average		
Remaining service life [in years]	3.9	3.7
Interest rate	5.17%	4.98%
Coupon rate of securities issued	4.66%	4.00%
Prepayment rate	15.00%	15.00%
Discount rate	4.99%	4.55%
Servicing fees	0.25%	0.25%
Expected credit losses	0.01%	0.05%

At December 31, 2006, the fair value of the total retained interests was $43 million ($16 million in 2005). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

The total loans reported by IGM, the securitized loans serviced by IGM, as well as cash flows related to securitization arrangements are as follows:

	2006	2005
Mortgages	1,761	826
Personal loans	275	246
	2,036	1,072
Less: securitized loans serviced	1,547	559
Total on-balance sheet loans	489	513
Proceeds from new securitizations	1,302	251
Cash flows received on retained interests	7	11

Note 6. Investment in Affiliate, at Equity

	2006	2005
	PARJOINTCO N.V.[1]	
Carrying value, beginning of year	1,501	1,647
Share of operating earnings	126	121
Share of Pargesa's non-operating earnings	341	11
Foreign currency translation adjustments	214	(231)
Dividends	(45)	(47)
Carrying value, end of year	2,137	1,501
Share of equity, end of year	2,131	1,490

[1] At December 31, 2006, Parjointco N.V., 50% held by the Corporation, held a voting interest of 62.9% [2005—61.4%] and an equity interest of 54.1% [2005—54.1%] in Pargesa Holding S.A.

Note 7. Goodwill and Intangible Assets

a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2006	2005
Balance, beginning of year	8,199	8,181
Acquisition	120	1
Changes in foreign exchange rates	2	(1)
Other	21	18
Balance, end of year	8,342	8,199

The goodwill arising from acquisitions in Lifeco's United States segment (Note 2) may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

Note 7. Goodwill and Intangible Assets [continued]

b) Intangible assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2006	COST	ACCUMULATED AMORTIZATION	CHANGE IN FOREIGN EXCHANGE RATES	CARRYING VALUE, END OF YEAR
Indefinite life intangible assets				
Brands and trademarks	410	–	–	410
Customer contract-related	354	–	–	354
Shareholder portion of acquired future participating accounts profits	354	–	–	354
Trade names	268	–	–	268
Mutual fund management contracts	609	–	–	609
	1,995	–	–	1,995
Finite life intangible assets[i]				
Customer contract-related	388	(49)	1	340
Distribution channels	130	(12)	(1)	117
Distribution contracts	27	(4)	–	23
	545	(65)	–	480
	2,540	(65)	–	2,475
Assets acquired, net of accumulated amortization[ii]				140
Total				2,615

2005	COST	ACCUMULATED AMORTIZATION	CHANGE IN FOREIGN EXCHANGE RATES	CARRYING VALUE, END OF YEAR
Indefinite life intangible assets				
Brands and trademarks	410	–	(16)	394
Customer contract-related	354	–	–	354
Shareholder portion of acquired future participating accounts profits	354	–	–	354
Trade names	268	–	–	268
Mutual fund management contracts	609	–	–	609
	1,995	–	(16)	1,979
Finite life intangible assets				
Customer contract-related	285	(35)	(2)	248
Distribution channels	127	(8)	(12)	107
Distribution contracts	25	(2)	–	23
	437	(45)	(14)	378
Total	2,432	(45)	(30)	2,357

[i] During 2006, in connection with the acquisitions in Lifeco's United States segment (Note 2), Lifeco acquired approximately $100 million of customer contract-related finite life intangible assets and $4 million in distribution-related finite life intangible assets. The value assigned to these intangible assets may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

[ii] During the fourth quarter of 2006, Mackenzie Financial Corporation, a subsidiary of IGM, performed a preliminary evaluation of the fair value of the assets acquired in relation to the purchase of the assets of Cundill Investment Research Ltd. and related entities. The purchase price has been allocated to indefinite life and finite life intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation (refer to Note 2 [c]).

Note 8. Income Taxes

The Corporation's effective income tax rate is derived as follows:

	2006	2005
	%	%
Combined basic Canadian federal and provincial tax rates	34.8	35.5
Increase [decrease] in the income tax rate resulting from:		
Non-taxable investment income	(3.2)	(4.2)
Lower effective tax rates on income not subject to tax in Canada	(3.2)	(3.6)
Earnings of affiliated company	(4.0)	(1.3)
Miscellaneous	(1.5)	(0.4)
Effective income tax rate	22.9	26.0

Components of income tax expense are:		
Current income taxes	889	742
Future income taxes	48	144
	937	886

Future income taxes consist of the following taxable temporary differences on:

	2006	2005
Policy liabilities	176	319
Loss carry forwards	367	399
Investments	(344)	(406)
Deferred selling commissions	(334)	(334)
Intangible assets	(431)	(469)
Other	103	121
Future income taxes	(463)	(370)
Classified in the consolidated balance sheet as:		
Future income tax assets	390	460
Future income tax liabilities	(853)	(830)
	(463)	(370)

As at December 31, 2006, the Corporation and its subsidiaries have non-capital losses of $356 million ($276 million in 2005) available to reduce future taxable income for which the benefits have not been recognized. If not utilized, these losses will expire at various dates to 2026. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million ($61 million in 2005).

Note 9. Other Assets

	2006	2005
Dividends, interest and other receivables	1,984	1,770
Premiums in course of collection	566	623
Deferred selling commissions	974	928
Fixed assets, net of accumulated amortization	338	348
Accrued benefit asset [Note 20]	232	222
Other	669	454
	4,763	4,345

Note 10: Actuarial Liabilities

a) Composition of actuarial liabilities and related supporting assets

[i] The composition of actuarial liabilities is as follows:

	PARTICIPATING		NON-PARTICIPATING			TOTAL
	2006	2005	2006	2005	2006	2005
Canada	17,573	16,622	17,248	15,946	34,821	32,568
United States	8,107	7,822	14,492	12,839	22,599	20,661
Europe	1,853	1,677	30,090	16,357	31,943	18,034
Total	27,533	26,121	61,830	45,142	89,363	71,263

[ii] The composition of the assets supporting liabilities and surplus is as follows:

2006	BONDS	MORTGAGE LOANS	SHARES	REAL ESTATE	OTHER	TOTAL
Carrying value						
Participating	12,928	5,019	2,313	112	7,161	27,533
Non-participating	38,162	7,607	917	1,171	13,973	61,830
Other	9,599	2,555	747	287	6,798	19,986
Capital and surplus	4,557	153	789	646	4,969	11,114
Total carrying value	65,246	15,334	4,766	2,216	32,901	120,463
Fair value	66,698	15,770	5,566	2,677	32,901	123,612

2005	BONDS	MORTGAGE LOANS	SHARES	REAL ESTATE	OTHER	TOTAL
Carrying value						
Participating	12,164	4,707	1,845	110	7,295	26,121
Non-participating	32,406	6,829	767	677	4,463	45,142
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	59,298	14,605	4,028	1,842	22,388	102,161
Fair value	61,918	15,277	4,639	2,127	22,388	106,349

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

b) Changes in actuarial liabilities

The change in actuarial liabilities during the year was the result of the following business activities and changes in actuarial estimates:

	2006	2005
Balance, beginning of year	71,263	65,822
Impact of new business	2,936	3,190
Normal change in force	(1,283)	(156)
Impact of assumption changes	(38)	69
Business movement from/to affiliates	–	(38)
Business movement from/to external parties	13,580	4,803
Impact of foreign exchange rate changes	2,905	(2,427)
Balance, end of year	89,363	71,263

In 2006, the acquisition of a large block of annuity business in the United Kingdom, and the acquisition of two blocks of largely 401(k) business in the United States were the major contributors to the growth in actuarial liabilities.

Non-participating actuarial liabilities decreased by $117 million in 2006 due to assumption changes. This decrease was primarily due to improvements in mortality ($72 million decrease), improvements in morbidity ($63 million decrease), and improvement in expenses ($62 million decrease) partially offset by strengthened provisions for asset liability matching (increase of $88 million) and an increase required in the adverse development reserve provisions in London Reinsurance Group Inc. (LRG) (increase of $21 million).

Note 10. Actuarial Liabilities [continued]

Participating actuarial liabilities increased by $79 million in 2006 due to assumption changes. This increase was primarily due to an increase in the provision for future policyholder dividends ($184 million) partially offset by improved investment assumptions ($60 million decrease), improved life mortality ($18 million decrease) and improved expenses ($18 million decrease).

In 2005, the acquisition of a large block of annuity business in the United Kingdom was the major contributor to the growth in actuarial liabilities.

Non-participating actuarial liabilities increased by $19 million in 2005 due to assumption changes. This increase was primarily due to strengthened mortality assumptions ($151 million increase), and increased litigation reserves ($33 million) partially offset by improvements in asset liability matching ($103 million decrease) and improvements in modelling ($67 million decrease).

Participating actuarial liabilities increased by $50 million in 2005 due to assumption changes. This increase was primarily due to lower investment returns ($135 million increase) and a reclassification between provisions for dividends and actuarial liabilities for Canada Life ($62 million increase) partially offset by improved mortality ($61 million decrease) and reduced expenses ($61 million decrease).

c) Actuarial assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY > A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74 million.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $89 million.

MORBIDITY > Lifeco uses industry-developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. For products for which morbidity is a significant assumption, a 1% adverse change in the best estimate assumptions would increase non-participating actuarial liabilities by approximately $44 million.

PROPERTY AND CASUALTY REINSURANCE > Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques, including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyses the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

INVESTMENT RETURNS > The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in Canadian Asset Liability Method (CALM) to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by approximately $74 million and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $295 million. The level of actuarial liabilities established under CALM provides for interest rate movements significantly greater than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities. A 10% decrease in equity markets would be expected to increase non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities.

EXPENSES > Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. For Lifeco as a whole, a 10% increase in the best estimate maintenance unit expense assumption would increase the non-participating actuarial liabilities by approximately $135 million.

POLICY TERMINATION > Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Lifeco has no experience with specific types of policies or its exposure is limited. A 10% adverse change

Note 10. Actuarial Liabilities [continued]

in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281 million.

POLICYHOLDER DIVIDENDS > Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is Lifeco's expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

d) Risk management

[i] Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

[ii] Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.15% (0.18% in 2005). The calculation for future credit losses on assets is based on the credit quality of the underlying asset portfolio.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2006	2005
Participating policyholders	441	570
Non-participating policyholders	859	608
	1,300	1,178

[iii] Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	2006	2005
Participating policyholders	69	109
Non-participating policyholders	4,114	6,537
	4,183	6,646

Certain of the reinsurance contracts are on a funds withheld basis where Lifeco retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

[iv] Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

[v] Liquidity risk

Liquidity risk is the risk that Lifeco will have difficulty raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

Note 11. Debentures and Other Borrowings

	2006	2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	205	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	351	–
Notes payable with interest of 8.0%	8	9
	3,319	3,377

During the second quarter of 2006, Lifeco issued $351 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

The principal payments on debentures and other borrowings in each of the next five years is as follows:

	2007	2008	2009	2010	2011	2012 AND THEREAFTER
Principal payments on debentures and other borrowings	1	1	1	1	451	2,864

Note 12. Capital Trust Securities and Debentures

	2006	2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition-related fair market value adjustment	31	34
Trust securities held by the consolidated group as temporary investments	(185)	(186)
	646	648

Great-West Life Capital Trust (GWLCT), a trust established by Great-West, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Distributions and interest on the capital trust securities are classified as Financing charges on the Consolidated Statements of Earnings (see Note 18).

Note 13. Other Liabilities

	2006	2005
Accounts payable, accrued liabilities and other	3,601	3,431
Deferred net realized gains [Note 4]	2,821	2,598
Income taxes payable	478	492
Repurchase agreements	997	1,023
Accrued benefit liability [Note 20]	630	607
Commercial paper and other loans	111	126
Dividends and interest payable	254	226
	8,892	8,503

Note 14. Non-Controlling Interests

	2006	2005
Non-controlling interests include		
Participating policyholders	1,884	1,741
Preferred shareholders of subsidiaries	1,253	956
Common shareholders of subsidiaries	4,076	3,587
	7,213	6,284
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	143	94
Dividends to preferred shareholders of subsidiaries	71	52
Earnings attributable to common shareholders of subsidiaries	789	717
	1,003	863

Note 15. Stated Capital

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	2006		2005	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares [i]	6,000,000	150	6,000,000	150
Series J First Preferred Shares [ii]	6,000,000	150	6,000,000	150
		300		300
Preferred Shares [perpetual]				
Series A First Preferred Shares [iii]	4,000,000	100	4,000,000	100
Series D First Preferred Shares [iv]	6,000,000	150	6,000,000	150
Series E First Preferred Shares [v]	8,000,000	200	8,000,000	200
Series F First Preferred Shares [vi]	6,000,000	150	6,000,000	150
Series H First Preferred Shares [vii]	6,000,000	150	6,000,000	150
Series I First Preferred Shares [viii]	8,000,000	200	8,000,000	200
Series K First Preferred Shares [ix]	10,000,000	250	10,000,000	250
Series L First Preferred Shares [x]	8,000,000	200	–	–
		1,400		1,200
Common Shares	704,813,680	593	704,813,680	593

Note 15. Stated Capital [continued]

[i] The 5.20% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.30 per share per annum. On and after October 31, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012, in each case together with all declared and unpaid dividends to the date of redemption.

On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On or after October 31, 2012, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series C First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[ii] The 4.70% Non-Cumulative First Preferred Shares, Series J are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.175 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series J First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

On and after April 30, 2013, the Corporation may convert each Series J First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On and after July 31, 2013, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series J First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[iii] The Series A First Preferred Shares are entitled to an annual cumulative dividend at a floating rate equal to 70% of the prime rate of two major Canadian chartered banks and are redeemable at the Corporation's option at $25.00 per share.

[iv] The 5.50% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.375 per share per annum. On and after January 31, 2013, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $25.00 per share together with all declared and unpaid dividends to, but excluding, the date of redemption.

[v] The 5.25% Non-Cumulative First Preferred Shares, Series E are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3125 per share per annum. On and after November 30, 2006, the Corporation may redeem for cash the Series E First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 30, 2007, $25.75 if redeemed thereafter and prior to November 30, 2008, $25.50 if redeemed thereafter and prior to November 30, 2009, $25.25 if redeemed thereafter and prior to November 30, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[vi] The 5.90% Non-Cumulative First Preferred Shares, Series F are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.475 per share per annum. On and after July 17, 2007, the Corporation may redeem for cash the Series F First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to July 17, 2008, $25.75 if redeemed thereafter and prior to July 17, 2009, $25.50 if redeemed thereafter and prior to July 17, 2010, $25.25 if redeemed thereafter and prior to July 17, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[vii] The 5.75% Non-Cumulative First Preferred Shares, Series H are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.4375 per share per annum. On and after December 10, 2007, the Corporation may redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 10, 2008, $25.75 if redeemed thereafter and prior to December 10, 2009, $25.50 if redeemed thereafter and prior to December 10, 2010, $25.25 if redeemed thereafter and prior to December 10, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

Note 15. Stated Capital [continued]

[viii] The 6.00% Non-Cumulative First Preferred Shares, Series I are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.50 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[ix] In 2005, the Corporation issued 10,000,000 4.95% Non-Cumulative First Preferred Shares, Series K for cash proceeds of $250 million. The 4.95% Non-Cumulative First Preferred Shares, Series K are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2375 per share per annum. On and after October 31, 2010, the Corporation may redeem for cash the Series K First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed thereafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[x] In 2006, the Corporation issued 8,000,000 5.10% Non-Cumulative First Preferred Shares, Series L for cash proceeds of $200 million. The 5.10% Non-Cumulative First Preferred Shares, Series L are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2750 per share per annum. On and after October 31, 2011, the Corporation may redeem for cash the Series L First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2012, $25.75 if redeemed thereafter and prior to October 31, 2013, $25.50 if redeemed thereafter and prior to October 31, 2014, $25.25 if redeemed thereafter and prior to October 31, 2015, $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

Note 16. Stock-Based Compensation

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the value of a deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable, at the time a Director's membership on the Board is terminated or in the event of the death of a Director, by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2006, the value of the deferred share units outstanding was $5.3 million ($3.7 million in 2005). In addition, Directors may also participate in the Directors Share Purchase Plan.

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, up to an equal amount. The amount paid on behalf of employees was $0.1 million in 2006 ($0.1 million in 2005).

[iii] Compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

During the year ended December 31, 2006, no options (2,015,000 options in 2005) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Dividend yield	2.4%
Expected volatility	21.0%
Risk-free interest rate	4.3%
Expected life [years]	9
Fair value per stock option [$/option]	$8.10

For the year ended December 31, 2006, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $25 million ($20 million in 2005).

Note 16. Stock-Based Compensation [continued]

[iv] Under the Corporation's Employee Stock Option Plan, 20,781,600 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date, except for a grant of 2,000,000 options in 1997 which became fully vested at the date of the grant; a grant of 3,000,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000; a grant of 3,000,000 options in 2004 which vest as follows: 1,000,000 at December 31, 2005, 1,000,000 at December 31, 2006 and 1,000,000 at December 31, 2007; and a grant of 2,015,000 options in 2005, which vest equally over a period of five years beginning on May 12, 2006.

A summary of the status of the Corporation's stock option plan as at December 31, 2006 and 2005, and changes during the years ended on those dates is as follows:

	2006		2005	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	8,425,000	20.96	6,410,000	17.41
Granted	-	-	2,015,000	32.24
Outstanding at end of year	8,425,000	20.96	8,425,000	20.96
Options exercisable at end of year	5,800,500	17.69	4,385,000	15.42

The following table summarizes information about stock options outstanding at December 31, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		(YRS)	$		$
6.66	80,000	0.2	6.66	80,000	6.66
11.35 – 16.87	3,280,000	3.6	13.65	3,280,000	13.65
21.65 – 26.97	3,050,000	6.6	21.74	2,037,500	21.75
32.24	2,015,000	8.4	32.24	403,000	32.24
	8,425,000	5.8	20.96	5,800,500	17.69

Note 17. Reinsurance Transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long-term disability business. The recaptured premiums of $1,560 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

Note 18. Financing Charges

Financing charges include interest on debentures and other borrowings, distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	2006	2005
Interest on debentures and other borrowings	219	217
Preferred share dividends	73	75
Interest on capital trust debentures	49	49
Distributions on capital trust securities held by consolidated group as temporary investments	(12)	(12)
Other	9	1
	338	330

Note 19. Other Income [Charges], Net

	2006	2005
Share of Pargesa's non-operating earnings [Note 6]	341	11
Restructuring costs [Note 3]	–	(22)
Other	4	–
	345	(11)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

Note 20. Pension Plans and Other Post-Retirement Benefits

The Corporation and its subsidiaries maintain funded defined benefit pension plans for certain of its employees and advisers as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation and its subsidiaries also provide post-retirement health and life insurance benefits to eligible retirees, advisers and their dependents.

a) Changes in fair value of plan assets and in the accrued benefit obligation

	2006		2005	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets				
Balance, beginning of year	3,098		2,866	
Employee contributions	14		13	
Employer contributions	85		34	
Benefits paid	(143)		(131)	
Actual return on plan assets	361		374	
Settlement	(18)		(18)	
Other, including foreign exchange	40		(40)	
Balance, end of year	3,437		3,098	
Accrued benefit obligation				
Balance, beginning of year	3,230	437	2,905	517
Benefits paid	(143)	(18)	(131)	(17)
Current service cost	85	8	77	17
Employee contributions	14	–	13	–
Interest cost	170	23	173	31
Actuarial [gains] losses	49	(5)	260	73
Settlement and curtailment	(16)	–	(14)	(81)
Past service cost	(160)	–	6	(103)
Other, including foreign exchange	54	–	(59)	–
Balance, end of year	3,283	445	3,230	437
Funded status				
Fund surplus [deficit][i]	154	(445)	(132)	(437)
Unamortized past service costs	(139)	(108)	26	(120)
Valuation allowance	(55)	–	(57)	–
Unamortized net actuarial losses	117	78	248	87
Accrued benefit asset [liability][ii]	77	(475)	85	(470)

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2006 amounted to $871 million ($2,088 million in 2005) and $695 million ($1,828 million in 2005), respectively. In addition, the Corporation and its subsidiaries maintain unfunded supplementary executive retirement plans. The obligation for these plans, which is included above, was $275 million at December 31, 2006 ($269 million in 2005).

Note 20. Pension Plans and Other Post-Retirement Benefits [continued]

[ii] The net accrued benefit asset (liability) shown above is presented in these financial statements as follows:

	2006			2005		
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL
Accrued benefit asset [Note 9]	232	–	232	222	–	222
Accrued benefit liability [Note 13]	(155)	(475)	(630)	(137)	(470)	(607)
Accrued benefit asset [liability]	77	(475)	(398)	85	(470)	(385)

b) Cost recognized

	2006		2005	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Amounts arising from events in the period				
Current service cost	85	8	77	17
Interest cost	170	23	173	31
Actual return on plan assets	(361)	–	(374)	–
Past service cost	(160)	–	6	(103)
Settlement and curtailment	2	–	5	(6)
Actuarial [gains] losses on accrued benefit obligation	49	(5)	260	73
	(215)	26	147	12
Adjustments to reflect costs recognized				
Difference between actual and expected return on assets	169	–	180	–
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	(38)	9	(254)	(68)
Difference between past service costs arising in period and past service costs amortized	165	(12)	–	100
Amortization of transitional obligation	2	–	1	–
Other	8	–	–	–
Net cost recognized for the period	91	23	74	44

For Lifeco, certain pension payments are indexed either on an ad hoc basis or a guaranteed basis. Effective 2006, the determination of the accrued benefit obligation reflects only pension benefits guaranteed under the terms of the plans resulting in the recognition of a negative past service cost.

In 2005, the terms of most of the post-retirement health, dental and life insurance plans at Lifeco were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This resulted in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment was recognized to reflect the impact of the changes in the plan's eligibility requirements.

Subsidiaries of Lifeco have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups.

Based on information presently known, due to the significant uncertainty with regard to the issues and range of likely outcomes, subsidiaries of Lifeco have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Corporation.

c) Measurement and valuation

The measurement dates, weighted by accrued benefit obligation, are November 30 for 92% of the plan assets and December 31 for 8% of the plan assets. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2003	24	December 31, 2006	30
April 1, 2004	5	April 1, 2007	5
December 31, 2004	36	December 31, 2007	47
December 31, 2005	35	December 31, 2008	18

Note 20. Pension Plans and Other Post-Retirement Benefits [continued]

d) Cash payments

	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2006	2005	2006	2005
Benefit payments	8	8	18	17
Company contributions	86	43	-	-
	94	51	18	17

e) Asset allocation by major category weighted by plan assets

	DEFINED BENEFIT PENSION PLANS	
	2006	2005
	%	%
Equity securities	52	52
Debt securities	36	38
All other assets	12	10
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investments in pooled funds.

f) Significant assumptions

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2006	2005	2006	2005
	%	%	%	%
Weighted average assumptions used to determine benefit cost				
Discount rate	5.3	6.0	5.3	6.2
Expected long-term rate of return on plan assets	6.2	6.8		
Rate of compensation increase	4.2	4.9		
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.1	5.3	5.1	5.3
Rate of compensation increase	4.1	4.2		
Weighted average health care trend rates[1]				
Initial health care trend rate			7.0	7.4
Ultimate health care trend rate			4.8	4.7
Initial year			2007	2006
Year ultimate trend rate is reached			2011	2010

[1] In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate, which would gradually decrease to an ultimate trend rate.

g) Impact of changes to assumed health care rates — other post-retirement benefits

	IMPACT ON END OF YEAR ACCRUED POST-RETIREMENT BENEFIT OBLIGATION		IMPACT ON POST-RETIREMENT BENEFIT SERVICE AND INTEREST COST	
	2006	2005	2006	2005
1% increase in assumed health care cost trend rate	54	51	4	9
1% decrease in assumed health care cost trend rate	(43)	(43)	(4)	(7)

Note 21. Earnings Per Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

FOR THE YEARS ENDED DECEMBER 31	2006	2005
Net earnings	**2,155**	1,661
Dividends on perpetual preferred shares	**(70)**	(55)
Net earnings available to common shareholders	**2,085**	1,606
Weighted number of common shares outstanding [millions]		
— Basic	**704.8**	704.8
Exercise of stock options	**8.4**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.2)**	(5.4)
Weighted number of common shares outstanding [millions]		
— Diluted	**708.0**	707.8
Earnings per common share		
— Basic	**2.96**	2.28
— Diluted	**2.94**	2.27

Note 22. Fair Value of Financial Instruments

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2006		2005	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**5,138**	**5,138**	4,642	4,642
Investments [excluding real estate]	**92,447**	**95,085**	84,992	88,870
Other financial assets	**14,921**	**14,921**	4,949	4,949
Total financial assets	**112,506**	**115,114**	94,583	98,461
Liabilities				
Deposits and certificates	**778**	**779**	693	694
Debentures and other borrowings	**3,319**	**3,805**	3,377	3,888
Other financial liabilities	**7,263**	**7,263**	9,519	9,519
Total financial liabilities	**11,360**	**11,847**	13,589	14,101

Fair value is determined using the following methods and assumptions:

› The fair value of short-term financial instruments is assumed to be equal to carrying value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, premiums in the course of collection, and amounts included in Other financial liabilities.

› Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

› Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

› Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

Note 23. Derivative Financial Instruments

The Corporation and its subsidiaries, in the normal course of managing exposure to fluctuations in interest rates and foreign exchange rates, and to market risks, are end users of various derivative financial instruments that are not reported on the Consolidated Balance Sheets. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

[i] The following table summarizes the portfolio of derivative financial instruments of the Corporation and its subsidiaries at December 31:

	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2006						
Swaps						
Futures — long	146	–	–	146	–	–
Futures — short	62	–	–	62	–	–
Swaps	1,136	2,002	811	3,949	119	100
Options purchased	–	–	624	624	62	62
	1,344	2,002	1,435	4,781	181	162
Foreign exchange contracts						
Forward contracts	1,024	–	–	1,024	3	(47)
Cross-currency swaps	290	902	3,154	4,346	437	347
	1,314	902	3,154	5,370	440	300
Other derivative contracts						
Equity contracts	161	–	16	177	12	(5)
Credit default swaps	–	88	–	88	–	–
Options purchased	23	–	–	23	–	–
Options written	31	–	–	31	–	(43)
	215	88	16	319	12	(48)
	2,873	2,992	4,605	10,470	633	414
2005						
Swaps						
Futures — long	30	–	–	30	–	–
Futures — short	308	–	–	308	–	–
Swaps	929	681	636	2,246	117	100
Options written	26	–	–	26	–	–
Options purchased	–	–	547	547	72	72
	1,293	681	1,183	3,157	189	172
Foreign exchange contracts						
Forward contracts	884	–	–	884	12	7
Cross-currency swaps	143	1,062	2,622	3,827	534	496
	1,027	1,062	2,622	4,711	546	503
Other derivative contracts						
Equity contracts	321	–	–	321	7	3
Credit default swaps	–	88	–	88	1	1
Options purchased	–	23	–	23	–	–
Options written	–	31	–	31	–	(29)
Forward sales	6	–	–	6	1	1
	327	142	–	469	9	(24)
	2,647	1,885	3,805	8,337	744	651

- The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. The credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this would not result in a gain or loss to the Corporation as the derivative instruments which correlate to certain assets and liabilities provide offsetting gains or losses.

[ii] Swaps

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities and mortgage banking operations and asset liability management. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. For Lifeco, realized gains and losses associated with these derivatives are deferred and amortized to net investment income.

Note 23. Derivative Financial Instruments [continued]

For IGM, changes in fair value are recorded in Net investment income in the Consolidated Statement of Earnings.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in Net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to Net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in Net investment income.

IGM also enters into total return swaps to manage its exposure to fluctuations in the total return of its common shares related to deferred compensation arrangements. These swap agreements require the periodic exchange of net contractual payments without the exchange of the notional principal amounts on which the payments are based. These instruments are not designated as hedges and are carried at fair value on the Consolidated Balance Sheets. Changes in fair value are recorded in operating expenses in the Consolidated Statements of Earnings.

[iii] Foreign exchange contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues, as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in Net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in Net investment income and, in 2006, gains net of tax were nil ($67 million in 2005). The gains and losses on contracts related to net investment in foreign operations are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

[iv] Other derivative contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in Net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in Net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

Lifeco uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in Net investment income in the period in which the gain or loss on the underlying investment is recognized.

IGM manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. IGM designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income on a basis consistent with the future sale of the related securities.

Note 24. Contingent Liabilities

The Corporation's subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, there are proposed class proceedings in Ontario regarding the participation of the London Life and Great-West participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. It is difficult to predict their outcome with certainty. However, based on information presently known, Lifeco does not expect these proceedings to have a material adverse effect on the consolidated financial position of the Corporation.

Subsidiaries of Lifeco have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, the terms of such windups have not been settled, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups. Based on information presently known, due to the significant uncertainty with regard to the issues, no reasonable estimate of the outcome can be made. Accordingly, Lifeco's subsidiaries have not established a provision for these matters. Lifeco does not expect that these matters will have a material adverse effect on the consolidated financial position of the Corporation.

Note 24. Contingent Liabilities [continued]

A subsidiary of Lifeco is involved in an ongoing arbitration relating to the interpretation of certain provisions of reinsurance treaties. In addition, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While there is retrocession coverage in place for these other treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. Lifeco understands that the provisions of this separate financial arrangement are also in dispute. Lifeco's subsidiary has established an actuarial provision for these two matters. Based on information presently known, it is difficult to predict the outcome of these matters with certainty. Lifeco does not expect these matters to have a material adverse effect on the consolidated financial position of the Corporation.

IGM is subject to legal actions, including class actions, arising in the normal course of its business. Three class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management of IGM does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

Note 25. Commitments and guarantees

GUARANTEES

In the normal course of operations, the Corporation and its subsidiaries execute agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation and its subsidiaries have also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements. No amounts have been accrued related to these agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required, pursuant to their insurance laws, to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$650 million in letters of credit capacity. The facility was arranged in 2005 for a five-year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralization may be required if a default under the letter of credit agreement occurs. LRG has issued US$620 million in letters of credit under the facility as at December 31, 2006 (US$611 million at December 31, 2005).

In addition, LRG has other bilateral letter of credit facilities totalling US$18 million (US$18 million in 2005).

COMMITMENTS

The Corporation and its subsidiaries enter into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2007	2008	2009	2010	2011	2012 AND THEREAFTER	TOTAL
Future lease payments	133	119	101	66	41	160	620

Note 26. Segmented Information

The following strategic business units constitute the Corporation's reportable operating segments:

- Lifeco offers, in Canada, the United States and in Europe, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.
- IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.
- Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in specialty minerals, water, waste services, energy companies, and wines and spirits based in Europe.
- The segment entitled Other is made up of corporate activities of the Corporation and also includes consolidation elimination entries.

The accounting policies of the operating segments are those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets. The contribution to consolidated net earnings of each segment is calculated after taking into account the investment Lifeco and IGM have in each other (adjusted, in the case of Lifeco, to reflect the equity method of accounting for its investment in IGM).

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	18,724	–	–	–	18,724
Net investment income	5,910	212	–	(86)	6,036
Fee income	2,688	2,392	–	(50)	5,030
	27,322	2,604	–	(136)	29,790
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	–	–	–	20,508
Commissions	1,401	833	–	(50)	2,184
Operating expenses	2,507	573	–	56	3,136
Financing charges	202	88	–	48	338
	24,618	1,494	–	54	26,166
	2,704	1,110		(190)	3,624
Share of earnings of affiliate	–	–	126	–	126
Other income (charges), net	–	–	341	4	345
Earnings before income taxes and non-controlling interests	2,704	1,110	467	(186)	4,095
Income taxes	615	331	–	(9)	937
Non-controlling interests	770	345	–	(112)	1,003
Contribution to consolidated net earnings	1,319	434	467	(65)	2,155

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,876	2,466	–	–	8,342
Total assets	120,463	7,333	2,137	488	130,421
Assets under administration	90,146	119,364	–	–	209,510

GEOGRAPHIC INFORMATION

DECEMBER 31, 2006	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	14,319	5,927	9,544	29,790
Investment in affiliate, at equity	–	–	2,137	2,137
Goodwill and intangible assets	8,918	277	1,762	10,957
Total assets	57,744	29,330	43,347	130,421
Assets under administration	164,020	18,858	26,632	209,510

Note 26. Segmented Information [continued]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	16,058	–	–	–	16,058
Net investment income	5,389	183	–	(80)	5,492
Fee income	2,424	2,164	–	(54)	4,534
	23,871	2,347	–	(134)	26,084
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	17,435	–	–	–	17,435
Commissions	1,284	726	–	(54)	1,956
Operating expenses	2,454	555	–	54	3,063
Financing charges	187	90	–	53	330
	21,360	1,371	–	53	22,784
	2,511	976		(187)	3,300
Share of earnings of affiliate	–	–	121	–	121
Other income [charges], net	(22)	–	11	–	(11)
Earnings before income taxes and non-controlling interests	2,489	976	132	(187)	3,410
Income taxes	601	292	–	(7)	886
Non-controlling interests	661	302	–	(100)	863
Contribution to consolidated net earnings	1,227	382	132	(80)	1,661

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,747	2,452	–	–	8,199
Total assets	102,161	6,807	1,501	427	110,896
Assets under administration	75,158	100,233	–	–	175,391

GEOGRAPHIC INFORMATION

DECEMBER 31, 2005	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	11,895	5,405	8,784	26,084
Investment in affiliate, at equity	–	–	1,501	1,501
Goodwill and intangible assets	8,765	54	1,737	10,556
Total assets	56,423	27,334	27,139	110,896
Assets under administration	139,087	17,008	19,296	175,391

Note 27. Subsequent Event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate, these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

AUDITORS' REPORT TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Montréal, Québec

March 20, 2007

POWER FINANCIAL CORPORATION
FIVE-YEAR FINANCIAL SUMMARY

DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005	2004	2003	2002
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	**5,138**	4,642	3,623	3,646	2,437
Consolidated assets	**130,421**	110,896	104,179	105,436	68,319
Shareholders' equity	**11,422**	9,398	8,684	7,837	6,705
Consolidated assets and assets under administration	**339,931**	286,287	259,833	243,872	174,336
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	**18,724**	16,058	14,202	7,069	11,187
Net investment income	**6,036**	5,492	5,483	4,759	3,803
Fee income	**5,030**	4,534	4,211	3,527	3,603
	29,790	26,084	23,896	15,355	18,593
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**20,508**	17,435	15,490	8,346	12,593
Commissions	**2,184**	1,956	1,880	1,376	1,199
Operating expenses	**3,136**	3,063	3,096	2,726	2,452
Financial charges	**338**	330	354	320	217
	26,166	22,784	20,820	12,768	16,461
	3,624	3,300	3,076	2,587	2,132
Share of earnings of affiliate	**126**	121	126	88	80
Other income [charges] net	**345**	(11)	(35)	783	(85)
Income taxes	**937**	886	826	848	748
Non-controlling interests	**1,003**	863	798	600	399
Net earnings	**2,155**	1,661	1,543	2,010	980
Per share					
Operating earnings before non-recurring items	**2.46**	2.33	2.11	1.72	1.49
Net earnings	**2.96**	2.28	2.12	2.81	1.36
Dividends	**1.0000**	0.8700	0.7300	0.6025	0.5200
Book value at year-end	**14.22**	11.63	10.97	9.88	8.37
Market Price					
High	**38.72**	35.50	32.16	25.44	22.25
Low	**30.20**	29.76	24.33	18.15	15.53
Year-end	**37.69**	33.40	31.99	24.77	18.15

QUARTERLY FINANCIAL INFORMATION

[in millions of dollars, except per share amounts]	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE — BASIC	EARNINGS PER SHARE — DILUTED
2006				
First quarter	**6,285**	**408**	**0.56**	**0.55**
Second quarter	**7,230**	**478**	**0.65**	**0.65**
Third quarter	**7,179**	**795**	**1.10**	**1.10**
Fourth quarter	**9,096**	**474**	**0.65**	**0.64**
2005				
First quarter	6,975	379	0.52	0.52
Second quarter	6,283	451	0.62	0.62
Third quarter	5,734	390	0.54	0.53
Fourth quarter	7,092	441	0.60	0.60

Page intentionally left blank.

Page intentionally left blank.

GREAT-WEST LIFECO INC.

PART B

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS AND NOTES

Please note that the bottom of each page in Part B contains two different page numbers. A page number with the prefix "B" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Cautionary Note Regarding Forward-Looking Information.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) in 2006 compared with 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action, and statements made by the Company with respect to anticipated benefits of the transations with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluations as of December 31, 2006, the President and Chief Executive Officer, and the Vice-President, Finance, Canada, the Vice-President, Finance, United States and the Vice-President, Finance, Europe have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) accumulated and communicated to the Company's senior management, including the President and Chief Executive Officer, and the Vice-President, Finance, Canada, the Vice-President, Finance, United States and the Vice-President, Finance, Europe, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the fourth quarter of 2006, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "earnings or sales on a constant currency basis", "currency translation impact", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
December 31, 2006	**$ 1.17**	**$ 1.13**	**$ 1.1300**
September 30, 2006	$ 1.12	$ 1.13	$ 1.1300
December 31, 2005	$ 1.17	$ 1.21	$ 1.3152
September 30, 2005	$ 1.16	$ 1.22	$ 1.3176
British pound			
December 31, 2006	**$ 2.28**	**$ 2.09**	**$ 2.0900**
September 30, 2006	$ 2.09	$ 2.06	$ 2.0600
December 31, 2005	$ 2.00	$ 2.21	$ 2.3272
September 30, 2005	$ 2.05	$ 2.26	$ 2.3214
Euro			
December 31, 2006	**$ 1.54**	**$ 1.42**	**$ 1.4200**
September 30, 2006	$ 1.41	$ 1.41	$ 1.4100
December 31, 2005	$ 1.38	$ 1.51	$ 1.6159
September 30, 2005	$ 1.40	$ 1.55	$ 1.6180

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the year-to-date period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During 2005, gains net of tax of $67 million were recognized on these contracts. There were no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group Inc. (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, Great-West Life provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West Life provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West Life also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2006, 9,205,933 shares of IGM were held by the Company as an investment (9,206,243 in 2005). The fair value of the investment in IGM at December 31, 2006 is $452 million ($425 million in 2005). At December 31, 2006 the Company held $13 million ($13 million in 2005) principal amount of debentures issued by IGM.

During 2006, Great-West Life, London Life, Canada Life and segregated funds maintained by London Life purchased residential mortgages of $292 million from IGM ($123 million in 2005). Great-West Life and London Life sold residential mortgages of $4 million ($6 million in 2005) to segregated funds maintained by Great-West Life and $96 million ($46 million in 2005) to segregated funds maintained by London Life. London Life and Canada Life purchased commercial mortgages of $32 million from segregated funds maintained by London Life. All transactions were at market terms and conditions.

During 2006, GWL&A received $76 million of funds ($440 million in 2005) that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were at market terms and conditions.

GREAT-WEST LIFECO INC.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information (in $ millions except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	$ 6,253	$ 4,528	38%	$ 18,724	$ 16,058	17%
Self-funded premium equivalents (ASO contracts)	1,849	1,850	–	7,386	7,535	-2%
Segregated funds deposits:						
Individual products	2,415	1,861	30%	8,420	6,254	35%
Group products	1,399	1,268	10%	5,240	5,040	4%
Total premiums and deposits	11,916	9,507	25%	39,770	34,887	14%
Fee and other income	706	616	15%	2,688	2,424	11%
Paid or credited to policyholders	6,677	4,888	37%	20,508	17,435	18%
Net income – common shareholders before adjustments [1]	491	469	5%	1,875	1,802	4%
Adjustments after tax [1]	–	13	–	–	60	–
Net income – common shareholders	491	456	8%	1,875	1,742	8%
Per common share						
Basic earnings before adjustments [1]	$ 0.550	$ 0.526	5%	$ 2.104	$ 2.022	4%
Adjustments after tax [1]	–	0.014	–	–	0.067	–
Basic earnings after adjustments	0.550	0.512	7%	2.104	1.955	8%
Dividends paid	0.240	0.210	14%	0.9275	0.810	15%
Book value				11.24	9.76	15%
Return on common shareholders' equity						
Net income before adjustments [1]				20.1%	20.9%	
Net income				20.1%	20.7%	
At December 31						
Total assets				$ 120,463	$ 102,161	18%
Segregated funds net assets				90,146	75,158	20%
Total assets under administration				$ 210,609	$ 177,319	19%
Share capital and surplus				$ 11,114	$ 9,489	17%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
(a) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the year ended December 31, 2005 includes restructuring costs related to the acquisition of CLFC of $17 million after tax, or $0.019 per common share.
(b) Fourth quarter 2005 results include a charge of $13 million after tax, or $0.014 per common share, related to a provision for expected losses arising from hurricane damage in 2005. For the twelve months ended December 31, 2005, results include a charge of $43 million after tax, or $0.048 per common share, related to a provision for expected losses arising from hurricane damage in 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue	Net income – common shareholders			Adjusted net income – common shareholders [1]		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	Fourth quarter	$ 8,453	$ 491	$ 0.550	$ 0.547	$ 491	$ 0.550	$ 0.547
	Third quarter	6,567	477	0.537	0.532	477	0.537	0.532
	Second quarter	6,627	461	0.516	0.513	461	0.516	0.513
	First quarter	5,675	446	0.501	0.497	446	0.501	0.497
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471

(1) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to cautionary note regarding "Non-GAAP Financial Measures" section of this report.
Ajustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income – common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005

Summary of Quarterly Results

Lifeco's net income attributable to common shareholders was $491 million for the fourth quarter of 2006, compared to $456 million reported a year ago, an increase of 8%. On a per share basis, this represents $0.550 per common share ($0.547 diluted) for the fourth quarter of 2006 compared to $0.512 per common share ($0.509 diluted) a year ago.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.014 and for the full year by $0.067. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (11% on a constant currency basis), and 4% for the full year (11% on a constant currency basis).

Canada – For the fourth quarter, net income attributable to common shareholders increased to $223 million compared to $171 million in 2005. Group Insurance and Corporate each increased $8 million, while Individual Insurance and Investment Products (IIIP) increased $36 million.

United States – For the fourth quarter, net income attributable to common shareholders was $128 million compared to $161 million in 2005. Financial Services increased US$4 million, Healthcare decreased US$6 million, and Corporate decreased US$9 million. The remainder of the decrease was due to the strengthening of the Canadian dollar.

Europe – For the fourth quarter, net income attributable to common shareholders increased 23% to $150 million compared to $122 million in 2005. Insurance & Annuities decreased $14 million, Reinsurance increased $39 million, and Corporate increased $3 million. Excluding the unfavourable currency translation impact, results were up 31%.

Lifeco Corporate – For the fourth quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $10 million compared to net income of $2 million in 2005.

Total revenue for the fourth quarter of 2006 was $8,453 million and was comprised of premium income of $6,253 million, net investment income of $1,494 million and fee and other income of $706 million. Total revenue for the fourth quarter of 2005 was $6,518 million. It was comprised of premium income of $4,528 million, net investment income of $1,374 million and fee and other income of $616 million.

Refer to each segment section for further detail.

Selected annual information (in $ millions, except per share amounts)

Years ended December 31	2006	2005	2004
Total revenue	$ 27,322	$ 23,871	$ 21,871
Net income per common shareholder			
Basic adjusted	$ 2.104	$ 2.022	$ 1.827
Basic	2.104	1.955	1.794
Diluted	2.089	1.939	1.778
Total assets			
General fund assets	$ 120,463	$ 102,161	$ 95,851
Segregated funds net assets	90,146	75,158	69,033
Total assets under administration	210,609	177,319	164,884
Total liabilities	$ 105,700	$ 89,130	$ 83,753
Dividends paid per share			
Series D First Preferred	$ 1.1750	$ 1.1750	$ 1.1750
Series E First Preferred	1.2000	1.2000	1.2000
Series F First Preferred	1.4750	1.4750	1.4750
Series G First Preferred	1.3000	1.3000	0.38466
Series H First Preferred	1.21252	0.4659	–
Series I First Preferred	0.80599	–	–
Class A Series 1	–	–	1.0417
Common	0.9275	0.810	0.685

GREAT-WEST LIFECO INC.

GREAT-WEST LIFECO INC.

CONSOLIDATED OPERATING RESULTS

Net Income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Canada	$ 223	$ 171	30%	$ 893	$ 773	16%
United States	128	161	-20%	511	606	-16%
Europe	150	122	23%	486	399	22%
Lifeco Corporate						
Total holding company	(10)	2		(15)	(19)	
Restructuring costs	–	–		–	(17)	
Total Lifeco Corporate	(10)	2		(15)	(36)	
Total Lifeco	$ 491	$ 456	8%	$ 1,875	$ 1,742	8%

Net income

Consolidated net income of Lifeco includes the net income of Great-West Life and its operating subsidiaries London Life and Canada Life, and GWL&A, together with Lifeco's corporate results.

Lifeco's net income attributable to common shareholders for the twelve months ended December 31, 2006, was $1,875 million compared to $1,742 million reported a year ago. On a per share basis, this result represents $2.104 per common share ($2.089 diluted) for the twelve months ended December 31, 2006, an increase of 8% (15% on a constant currency basis) compared to $1.955 ($1.939 diluted) per common share for 2005.

Canada – Consolidated net income increased $120 million or 16% to $893 million from $773 million in 2005. The increase was due to a $41 million increase in Group Insurance, a $69 million increase in IIIP, and a $10 million reduction of Corporate charges.

United States – Consolidated net income was $511 million compared to $606 million in 2005. Healthcare decreased US$18 million, but was partially offset by Financial Services which increased US$15 million. The remainder of the change was due to the strengthening of the Canadian dollar.

Europe – Consolidated net income increased $87 million or 22% to $486 million from $399 million in 2005. Insurance & Annuities increased $26 million, while Reinsurance increased $63 million, and Corporate decreased $2 million. Excluding the unfavourable currency translation impact, net income increased 34%.

Lifeco Corporate – Lifeco Corporate net income was a charge of $15 million compared to a charge of $36 million in 2005.

Refer to each segment section for further detail.

Premiums and deposits

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

For the fourth quarter, consolidated premiums and deposits were $11,916 million, up $2,409 million over the fourth quarter of 2005. The $2,409 million increase was attributable to the United States and Canada, which were up $386 million and $1,987 million, respectively.

For the year, consolidated premiums and deposits were $39,770 million, up $4,883 million over 2005. The $4,883 million increase was attributable to all segments; Europe was up $1,627 million, the United States was up $371 million and Canada was up $2,885 million compared to 2005.

For Canada the increase includes the recapture of a reinsurance agreement on certain blocks of group life and long term disability business which increased premiums by $1,560 million. In Europe, Insurance & Annuities premiums were up $1,760 million, offset by a decrease in Reinsurance premiums of $133 million. The increase in the United States primarily reflects increases in Financial Services.

Refer to each segment section for further detail.

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Investment income earned	$ 1,320	$ 1,277	3%	$ 5,328	$ 4,868	9%
Amortization of gains and losses	168	150	12%	619	584	6%
Provision for credit losses	22	(38)	–	31	(7)	–
Gross investment income	1,510	1,389	9%	5,978	5,445	10%
Less: investment expenses	16	15	7%	68	56	21%
Net investment income	$ 1,494	$ 1,374	9%	$ 5,910	$ 5,389	10%

Net investment income for the three months ended December 31, 2006 increased by $120 million or 9% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of a payout annuity block in 2006 (The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom).

Net investment income for the twelve months ended December 31, 2006 increased by $521 million or 10% compared to the same period last year, primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London Assurance Company ("Phoenix and London") in 2005 and Equitable Life in the United Kingdom in 2006).

Fee income

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Segregated funds and other	$ 471	$ 384	23%	$ 1,772	$ 1,501	18%
ASO contracts	235	232	1%	916	923	-1%
	$ 706	$ 616	15%	$ 2,688	$ 2,424	11%

Fee and other income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

For the fourth quarter, consolidated fee income was $706 million, up $90 million over the fourth quarter of 2005. Canada increased $38 million due to strong segregated funds and mutual fund growth. Europe increased $34 million, also on strong segregated fund growth. The United States increased $18 million, mainly due to higher FASCore and Third Party Administration (TPA) business.

For the year, consolidated fee income was $2,688 million, up $264 million over 2005 for the same reasons as the fourth quarter. The $264 million increase was mainly attributable to Canada and Europe, which were up $121 million and $130 million, respectively. Fee income in the United States was up $13 million compared to 2005.

Paid or credited to policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

For the fourth quarter, consolidated amounts paid or credited to policyholders were $6,677 million, up $1,789 million over the fourth quarter of 2005. The $1,789 million increase was attributable to the United States and Canada, which were up $339 million and $1,767 million, respectively. This was partly offset by Europe, which was down $317 million from the fourth quarter of 2005.

For the year, consolidated amounts paid or credited to policyholders were $20,508 million, up $3,073 million from 2005. The $3,073 million increase was attributable to all segments. Europe was up $639 million, the United States was up $633 million and Canada was up $1,801 million compared to 2005.

Other benefits and expenses

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Operating expenses for the three months ended December 31, 2006 increased $49 million compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $588 million or 33% in Canada and $171 million or 39% in the United States in the same period.

Operating expenses for the twelve months ended December 31, 2006 increased $32 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $1,750 million or 27% in Canada and $1,448 million or 17% in Europe in the same period.

Financing charges consist of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

Other benefits and expenses

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Total expenses	$ 611	$ 561	9%	$ 2,298	$ 2,254	2%
Less: investment expenses	16	15	7%	68	56	21%
Operating expenses	595	546	9%	2,230	2,198	1%
Commissions	402	330	22%	1,401	1,284	9%
Premium taxes	66	55	20%	259	238	9%
Financing charges	50	41	22%	202	187	8%
Total	$ 1,113	$ 972	14%	$ 4,092	$ 3,907	5%

GREAT-WEST LIFECO INC.

Income Taxes

Income taxes for the three month and twelve month periods ended December 31, 2006 were $124 million and $615 million, respectively, compared to $160 million and $601 million for the same periods in 2005. Net income before income taxes increased $5 million for the three months ended December 31, 2006 and $215 million for the twelve months ended December 31, 2006, over the same period in 2005. In 2006, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $24 million, $16 million of which is related to the non-recurring impact of lower rates on future income taxes.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets under administration

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,225	1,367	13,431	16,023
Total assets	49,923	29,330	41,210	120,463
Segregated funds net assets	44,656	18,858 (1)	26,632	90,146
Total assets under administration	$ 94,579	$ 48,188	$ 67,842	$ 210,609

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	49,189	27,334	25,638	102,161
Segregated funds net assets	38,854	17,008 (1)	19,296	75,158
Total assets under administration	$ 88,043	$ 44,342	$ 44,934	$ 177,319

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of December 31, 2006, such investments had been made in guaranteed interest annuity contracts in the amount of $76 million compared to $440 million for the same period in 2005. As the general account investments are also included in the segregated fund account balances, the Company has reduced the segregated fund account balances by $418 million as of December 31, 2006 compared to $373 million for the same period in 2005 to avoid overstatement of customer account values under management.

Assets

Total assets under administration

Total assets under administration at December 31, 2006 were $210.6 billion, an increase of approximately $33.3 billion from December 31, 2005. General fund assets increased by $18.3 billion and other assets under administration increased by $15.0 billion compared with December 31, 2005. General fund assets increased primarily as a result of the acquisition of approximately $10.2 billion of payout annuities business from Equitable Life in the United Kingdom as described in the Europe segment.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2006 were $97.4 billion, an increase of $8.0 billion from December 31, 2005. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. Invested assets in Europe increased by $5.4 billion. Excluding the positive currency impact of $2.7 billion, invested assets increased $2.7 billion due to higher payout sales in the U.K. and an annuity contract written in the second quarter of 2006 in Reinsurance.

Goodwill and intangible assets increased in the U.S. as a result of the acquisition of 401(k) and defined benefit business from Met Life and defined contribution business from U.S. Bank. Both acquisitions closed in the fourth quarter of 2006. (See United States segment.)

Fair value

The fair value of invested assets exceeded their carrying value by $3.1 billion as at December 31, 2006, compared to $4.2 billion at December 31, 2005. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets.

GREAT-WEST LIFECO INC.

Asset distribution

	December 31, 2006			
	Canada	United States	Europe	Total
Bonds				
Government bonds	$ 7,450	$ 6,757	$ 7,862	$ 22,069
Corporate bonds	17,962	13,724	11,491	43,177
Sub-total bonds	25,412	20,481	19,353	65,246
Mortgages	11,751	1,941	1,642	15,334
Stocks	3,385	437	944	4,766
Real estate	763	149	1,304	2,216
Sub-total portfolio investments	41,311	23,008	23,243	87,562
Cash & cash equivalents	274	130	2,679	3,083
Policy loans	2,133	4,548	95	6,776
Total invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421

	December 31, 2005			
	Canada	United States	Europe	Total
Bonds				
Government bonds	$ 9,098	$ 6,067	$ 6,573	$ 21,738
Corporate bonds	16,073	12,493	8,994	37,560
Sub-total bonds	25,171	18,560	15,567	59,298
Mortgages	11,473	2,157	975	14,605
Stocks	2,607	621	800	4,028
Real estate	735	156	951	1,842
Sub-total portfolio investments	39,986	21,494	18,293	79,773
Cash & cash equivalents	536	175	2,250	2,961
Policy loans	2,065	4,484	97	6,646
Total invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380

Bond portfolio

The total bond portfolio increased to $65.2 billion or 67% of invested assets at December 31, 2006, from $59.3 billion or 66% at December 31, 2005. Federal, provincial and other government securities represented 34% of the bond portfolio compared to 37% in 2005. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 87% rated A or higher. The excess of fair value over carrying value at December 31, 2006 was $1,452 million ($2,620 million at December 31, 2005).

Bond portfolio quality December 31
(excludes $2,958 million short-term investments, $2,148 million in 2005)

	2006		2005	
Estimated rating				
AAA	$ 28,320	45%	$ 26,087	46%
AA	9,972	16	8,757	15
A	15,898	26	14,499	25
BBB	7,516	12	7,006	12
BB or lower	582	1	801	2
Total	$ 62,288	100%	$ 57,150	100%

Mortgage portfolio

The total mortgage portfolio at $15.3 billion or 16% of invested assets at December 31, 2006 is comparable to December 31, 2005. The mortgage portfolio consisted of 52% commercial loans, 37% multi-family residential loans and 11% single family residential loans. Total insured loans were $5.1 billion or 33% of the mortgage portfolio. The excess of fair value over carrying value at December 31, 2006 was $436 million ($672 million at December 31, 2005).

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Mortgage portfolio December 31

	2006				2005	
Mortgage loans by type	Insured	Non-insured	Total		Total	
Single family residential	$ 851	$ 811	$ 1,662	11%	$ 1,542	11%
Multi-family residential	3,894	1,786	5,680	37	5,701	39
Commercial	342	7,650	7,992	52	7,362	50
Total mortgages	$ 5,087	$ 10,247	$ 15,334	100%	$ 14,605	100%

Equity portfolio

The total equity portfolio was $7.0 billion or 7% of invested assets at December 31, 2006 compared to $5.9 billion or 7% of invested assets at December 31, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at December 31, 2006 was $1,261 million ($896 million at December 31, 2005).

Asset quality – general fund assets

Non-investment grade bonds were $582 million or 0.9% of the bond portfolio at December 31, 2006, compared with $801 million or 1.4% of the bond portfolio at December 31, 2005. The decrease is due to proceeds received on repayments and maturities on non-investment grade bonds as well as trading of bonds that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $107 million or 0.12% of portfolio investments at December 31, 2006 compared with $165 million and 0.21% at December 31, 2005. Total allowances for credit losses at December 31, 2006 were $74 million compared with $119 million at December 31, 2005. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,300 million at December 31, 2006 ($1,178 million at December 31, 2005).

The Company's allowance for credit losses decreased by $45 million to $74 million at December 31, 2006. The combination of the allowance for credit losses of $74 million together with the $1,300 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at December 31, 2006 (1.7% at December 31, 2005).

Non-performing loans December 31

	2006				2005			
Asset Class	Bonds	Mortgages	Foreclosed real estate	Total	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 79	$ 28	$ –	$ 107	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses December 31

	2006			2005		
	Specific provisions	Non-specific provisions	Total	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 26	$ 48	$ 74	$ 51	$ 68	$ 119

Other general fund assets December 31

	2006	2005
Funds held by ceding insurers	$ 12,371	$ 2,556
Other assets	3,652	3,445
Total other general fund assets	$ 16,023	$ 6,001

Funds held by ceding insurers increased $9.8 billion. Of this increase, approximately $10.2 billion was as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life. Other assets, at $3.7 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $15.0 billion to $90.1 billion at December 31, 2006. The growth resulted from net deposits of $4.4 billion and net market gains of $10.6 billion. Net market value gains of $10.6 billion were comprised of gains of $7.6 billion, and currency translation gains of $3.0 billion due to the weakening of the Canadian dollar.

Segregated funds net assets December 31

	2006	2005	2004
Stocks	$ 63,229	$ 52,415	$ 45,398
Bonds	15,891	13,928	15,710
Mortgages	1,915	1,842	1,613
Real estate	5,941	4,180	3,423
Cash and other	3,170	2,793	2,889
Total	$ 90,146	$ 75,158	$ 69,033
Year over year growth	20%	9%	12%

Liabilities

Total liabilities December 31

	2006	2005
Policy liabilities	$ 93,851	$ 75,286
Deferred net realized gains	2,821	2,598
Other general fund liabilities	9,028	11,246
Total liabilities	$ 105,700	$ 89,130

Total liabilities at December 31, 2006 were $105.7 billion, an increase of $16.6 billion from December 31, 2005.

Policy liabilities

Policy liabilities, at $93.9 billion, were up 25% from December 31, 2005, due primarily to the acquisition of approximately $10.2 billion of payout annuities business from Equitable Life in the Company's Europe segment and the acquisition of approximately $1.6 billion of 401(k) plan business from Metropolitan Life Insurance Company and its affiliates in the Company's United States segment. Also, the Company recaptured a portion of the business ceded under bulk reinsurance treaties in its United States and Canada segments which resulted in an increase in policy liabilities of approximately $2.2 billion. This was offset by a reduction to other general fund liabilities, in funds held under reinsurance contracts.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Assets supporting actuarial liabilities December 31

	Participating	Canada	United States	Europe	Total
2006					
Bonds	$ 12,928	$ 10,983	$ 12,825	$ 14,354	$ 51,090
Mortgage loans	5,019	4,661	1,497	1,449	12,626
Stocks	2,313	681	–	236	3,230
Real estate	112	7	–	1,164	1,283
Other	7,161	916	170	12,887	21,134
Total assets	**$ 27,533**	**$ 17,248**	**$ 14,492**	**$ 30,090**	**$ 89,363**
Total actuarial liabilities	**$ 27,533**	**$ 17,248**	**$ 14,492**	**$ 30,090**	**$ 89,363**
2005					
Bonds	$ 12,164	$ 10,347	$ 10,696	$ 11,363	$ 44,570
Mortgage loans	4,707	4,579	1,590	660	11,536
Stocks	1,845	586	19	162	2,612
Real estate	110	8	–	669	787
Other	7,295	426	534	3,503	11,758
Total assets	**$ 26,121**	**$ 15,946**	**$ 12,839**	**$ 16,357**	**$ 71,263**
Total actuarial liabilities	**$ 26,121**	**$ 15,946**	**$ 12,839**	**$ 16,357**	**$ 71,263**

Other assets include: loans to policyholders, cash and certificates of deposit, funds held by ceding insurers, premiums in the course of collection, interest due and accrued, future income taxes, fixed assets, prepaid expenses, accounts receivable and accrued pension assets.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. For the participating account additional bonds and stocks were purchased to support the $1.4 billion of growth in actuarial liabilities. These liabilities are generally long term. Other of $7.2 billion consists primarily of policy loans in the participating account.

The growth in Canada of $1.3 billion in actuarial liabilities relates to the 50% recapture of a bulk reinsurance transaction which added $1.5 billion to actuarial liabilities (offset by a reduction to general fund liabilities in funds held under reinsurance contracts). The increase in actuarial liabilities was supported by increases to all asset classes.

Actuarial liabilities in the United States segment increased $1.6 billion mainly due to the Met Life acquisition and the recapture of bulk reinsurance businesses ceded in 2003 of $562 million (offset by a reduction to general fund liabilities in funds held under reinsurance contracts). This increase was supported by an increase in bonds, offset by decreases in mortgages and other assets.

Actuarial liabilities in the Europe segment increased $13.7 billion, due mainly to the purchase of a block of payout annuity business which increased liabilities by $10.2 billion. The corresponding increase to assets is in Other which is mainly funds held by ceding insurers. The remaining increase in liabilities is due to strong payout annuity sales which are supported by increased bonds and mortgages.

Other general fund liabilities

Other general fund liabilities December 31

	2006	2005
Debentures and other debt instruments	$ 1,980	$ 1,903
Funds held under reinsurance contracts	1,822	4,221
Repurchase agreements	997	1,023
Other liabilities	4,229	4,099
Total other general fund liabilities	**$ 9,028**	**$ 11,246**

Total other general fund liabilities at December 31, 2006 were $9.0 billion, a decrease of $2.2 billion from December 31, 2005. Other liabilities include trade payables, accruals and provisions for post-retirement benefits. The decrease in the funds held under reinsurance contracts reflects the recapture of bulk reinsurance contracts in the United States and Canada. This was offset by a corresponding increase in policy liabilities.

Debentures and other debt instruments includes $1,313 million of long-term debt on both a direct basis and through its subsidiary CLFC, and $556 million (US$475 million) of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Insurance Capital LP.

In the second quarter, the Company in the United States issued $351 million (US$300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

On September 19, 2006, Canada Life repaid the $250 million principal balance of its 8% subordinated debentures due September 19, 2011.

On November 28, 2005, the Company amended the terms of its 6.67% debentures due March 21, 2033. A supplemental trust indenture provides the holders of these debentures with an additional event of default restricting the manner in which the Company may refinance its outstanding preferred shares that are considered by the Company to be permanent capital.

Preferred Shares and Capital Trust Securities

Preferred shares other than perpetual preferred shares (which include soft-retractable and fixed/floating shares) and Capital Trust Securities and debentures are classified as liabilities.

Preferred shares

At December 31, 2006 the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 22,282,215 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $557 million, respectively.

The terms and conditions of the 4.70% Non-Cumulative First Preferred Shares, Series D and 4.80% Non-Cumulative First Preferred Shares, Series E allow the holder to convert to common shares of the Company after a specified period of time. The Company, at its option, may redeem these shares before the holders are entitled to convert them to common shares of the Company. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

In November, the Company announced a Normal Course Issuer Bid commencing December 1, 2006 and terminating November 30, 2007 to purchase for cancellation up to but not more than 790,000 Non-Cumulative First Preferred Shares, Series D, and 2,000,000 Non-Cumulative First Preferred Shares, Series E. During the year, 1,217,700 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $33 million or an average of $27.39 per share. Lifeco utilizes this normal course issuer bid program to reduce overall use of financial leverage represented by debt and non-perpetual preferred shares.

Capital trust securities and debentures

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life in December 2002, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life in February 2002, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. The main features of the trust units are as follows:

Great-West Life Capital Trust Securities (GREATs) – GWLCT issued $350 million of non-voting GREATs. Each holder of the GREATs is entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of GWLCT's net distributable funds. Subject to regulatory approval, GWLCT may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007.

Canada Life Capital Trust Securities (CLiCS) – CLCT issued $450 million of non-voting CLiCS consisting of $300 million of non-voting CLiCS – Series A and $150 million of non-voting CLiCS – Series B. Each holder of the CLiCS – Series A and CLiCS – Series B is entitled to receive a semi-annual non-cumulative fixed cash distribution of $33.395 and $37.645 per CLiCS, respectively, representing an annual yield of 6.679% and 7.529%, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem the CLiCS, in whole or in part, at any time on or after June 30, 2007 and, under limited circumstances may redeem all, but not less than all of the CLiCS prior to June 30, 2007.

At December 31, 2006, subsidiaries of the Company held $185 million of these securities as temporary investments ($186 million at December 31, 2005).

On December 21, 2006, the Department of Finance, Canada released draft legislation pertaining to the distribution tax on income trusts and partnerships. This draft legislation may be broad enough to capture the distributions made to holders of GREATs and CLiCS. The Company is reviewing the draft legislation and the potential application.

Non-Controlling Interests

Non-controlling interests include participating account surplus in subsidiaries and preferred shares issued by subsidiaries.

Non-controlling interests December 31

	2006	2005
Participating account surplus:		
Great-West Life	$ 370	$ 372
London Life	1,275	1,151
Canada Life	35	25
GWL&A	204	193
	$ 1,884	$ 1,741
Preferred shares issued by subsidiaries:		
Great-West Life Series L, 5.20% Non-Cumulative	52	52
Great-West Life Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	9	12
	$ 154	$ 157

Share Capital Stock and Surplus

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

Share capital outstanding at December 31, 2006 was $5,775 million, which was comprised of $1,099 million perpetual preferred shares and $4,676 million common shares.

At December 31, 2006, the Company had 891,151,789 common shares outstanding with a stated value of $4,676 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005.

At December 31, 2006, the Company had four series of perpetual preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During 2006, the Company paid dividends of $0.9275 per common share for a total of $826 million and perpetual preferred share dividends of $52 million.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

During the year, 1,847,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $54 million or $29.58 per share and 2,310,013 common shares were issued under the Company's Stock Option Plan for a total value of $25 million or $10.95 per share.

In November, the Company announced a normal course issuer bid for its common shares commencing December 1, 2006 and ending November 30, 2007. During the course of this bid, the Company may purchase up to but not more than 6,000,000 common shares for cancellation.

In total, share capital and surplus increased by $1,625 million to $11.1 billion at December 31, 2006 from December 31, 2005. The weakening of the Canadian dollar against the British pound of $0.28 and euro of $0.16 resulted in increases to the currency translation account of $302 million from December 31, 2005.

GREAT-WEST LIFECO INC.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquid assets December 31

	2006		2005	
	Balance sheet value	Market value	Balance sheet value	Market value
Cash and cash equivalents	$ 3,027	$ 3,027	$ 2,930	$ 2,930
Highly marketable securities				
Government bonds	19,955	20,607	19,553	20,817
Corporate bonds	32,355	32,881	26,498	27,993
Common/Preferred shares	4,116	4,924	3,345	3,963
Residential mortgages (insured)	851	851	776	769
Total	$ 60,304	$ 62,290	$ 53,102	$ 56,472

Liquidity

Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totalled $62.3 billion on a market value basis as of December 31, 2006. Of that amount, 99% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

Cashable liability characteristics December 31

	2006	2005
Surrenderable insurance and annuity liabilities		
At market value	$ 12,309	$ 11,683
At book value	27,618	27,922
Total	$ 39,927	$ 39,605

The majority of the liquid assets are comprised of fixed income securities whose value is inversely related to interest rates. Consequently, a significant rise in prevailing interest rates would result in a decrease in the value of this pool of liquid assets. As well, a high interest rate environment may prompt holders of certain types of policies to terminate their policies, thereby placing demands on the Company's liquidity position.

The market value of the Company's liquid assets is approximately $62.3 billion or 156% of the Company's total surrenderable insurance and annuity liabilities. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

Cash flows

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Cash flows relating to the following activities:				
Operations	$ 717	$ 511	$ 3,812	$ 3,951
Financing	(220)	(219)	(565)	(665)
Investment	(890)	(559)	(3,405)	(2,511)
	(393)	(267)	(158)	775
Effects of changes in exchange rates on cash and cash equivalents	209	(20)	280	(286)
Increase (decrease) in cash and cash equivalents	(184)	(287)	122	489
Cash and cash equivalents, beginning of period	3,267	3,248	2,961	2,472
Cash and cash equivalents, end of period	$ 3,083	$ 2,961	$ 3,083	$ 2,961

Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

The fourth quarter increase in cash flows from operations compared to 2005 is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. Cash flows from operations as well as net cash received of $1,467 million in connection with liabilities assumed as part of acquisitions in the United States segment in the fourth quarter were used to acquire an additional $2,357 million of invested assets including bonds, stocks, mortgages and real estate to support policy liabilities and to fund financing activities.

Financing activities used $220 million of cash primarily reflecting dividend payments of $227 million. The effects of changes in exchange rates on cash and cash equivalents was due to the weakening of the Canadian dollar against the British pound and the euro which increased reported cash and cash equivalents by $209 million.

For the twelve months ended December 31, 2006, net cash flows from operations decreased compared to 2005 mainly due to higher premium income and investment income which was more than offset by higher payments to policyholders.

Financing activities in 2006 included the issuance of $300 million of capital instruments by the Company (net $150 million in 2005) and $351 million at a subsidiary, as well as the repayment of $250 million of capital instruments at another subsidiary. Also, the Company paid out an additional $123 million of dividends in 2006.

Investment activities include the receipt of net cash from the acquisitions in the United States which along with a portion of net cash from operations was used to purchase additional investment assets.

The effect of changes in exchange rates of cash and cash equivalents was an increase of $280 million.

Commitments/contractual obligations At December 31, 2006

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	Over 5 years	5 years
1) Long-term debt	$ 1,864	$ 1	$ 1	$ 1	$ 1	$ 1	$ 1,859
2) Operating leases							
– office	349	86	77	64	38	22	62
– equipment	20	7	7	5	1	–	–
3) Purchase obligations	29	20	6	1	1	1	–
4) Credit-related arrangements							
(a) Contractual commitments	239	239	–	–	–	–	–
(b) Letters of credit	SEE NOTE 4(b) BELOW						
Total contractual obligations	$ 2,501	$ 353	$ 91	$ 71	$ 41	$ 24	$ 1,921

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.
2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.
3) Purchase obligations are commitments to acquire goods and services, essentially related to information services.
4) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.
(b) Letters of credit (LOCs) are written commitments provided by a bank. The total amount of LOCs issued are $2,170 million. Total LOC facilities are $2,554 million.
The Reinsurance operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. The Company through certain of its subsidiaries has provided LOCs as follows:

To external parties

In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions under an agreement arranged in 2005 for a five year term expiring November 15, 2010. The aggregate amount of this LOC facility is US$650 million, and the amount issued at December 31, 2006 was US$620 million, including US$171 million issued by LRG subsidiaries to London Life or other LRG subsidiaries, as described below.

To internal parties

GWL&A Financial Inc. as applicant has provided LOCs in respect of the following:

- US$540 million issued to the U.S. branch of Canada Life as beneficiary, to allow it to receive statutory capital credit for reserves ceded to Great-West Life & Annuity Insurance Company of South Carolina. These are provided under a US$777 million agreement with a twenty year term with a third party financial institution (increased to US$621 million in early February, 2007).
- US$50 million issued to Great-West Life & Annuity Insurance Company of South Carolina as beneficiary, to allow it to receive statutory capital credit in respect thereof.

Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- US$306 million issued to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life International Re Limited (reduced to US$265 million in early February, 2007).
- £117 million issued to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited.
- US$82 million issued to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third party non-U.S. licensed reinsurers (reduced to US$14 million in early January, 2007).

As well, certain LRG subsidiaries as applicants have provided LOCs totalling US$171 million to London Life or other LRG subsidiaries, as beneficiaries to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries.

Capital Management and Adequacy

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the *Insurance Companies Act* (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at the end of 2006 was 213% (208% at the end of 2005). London Life's MCCSR ratio at the end of 2006 was 253% (237% at the end of 2005). Canada Life's MCCSR ratio at the end of 2006 was 242% (231% at the end of 2005).

The MCCSR position of Great-West Life is negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital ratio to be 482% at December 31, 2006 (477% at the end of 2005), well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

Ratings

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low).

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam Investments Trust, Dominion Bond Rating Service placed the ratings of the Company "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of the Company "under review with negative implications". Ratings provided by Standard & Poor's Ratings Services, Moody's Investor Services and Fitch Ratings were reaffirmed with a stable outlook (see table below).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments held by the Company include portfolio investments, debentures and other debt instruments, and various derivative financial instruments that are not reported on the Balance Sheet.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Debentures and other debt instruments consist of short and long term financings due between one and twenty-eight years. Off balance sheet financial instruments include Interest Rate Contracts (futures – long, futures – short, swaps, written options, purchased options), Foreign Exchange Contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by discounting expected future cash flows based on expected dividends, and where future cash flows can not be readily determined, market value is estimated to be equal to cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies. Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

Insurance Risks – General

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected experience.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company (1)	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low) (2)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

(1) All ratings have been placed under review with negative implications.
(2) Under review with developing implications.

GREAT-WEST LIFECO INC.

The following table identifies the key overarching insurance risks, and risk management techniques used by the Company.

RISK	MANAGEMENT OF RISK
Claims (Mortality and Morbidity) • Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs.	• Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. • Effective underwriting policies control the selection of risks insured for consistency with claims expectations. • Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.
Lapsation • Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage.	• Annual research studies support pricing and valuation assumptions for this risk.
Investment Yield • Products are priced and valued based on the investment returns available on the assets that support the policy liabilities. • Investments are made in accordance with investment policies that have been approved by the Directors of the respective principal subsidiary. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long term cash flows and pricing guarantees carry more risk.	• Effective and ongoing communication between pricing, valuation and investment management is required to control this risk. • Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. • The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.
Reinsurance • Products with mortality and morbidity risks have specific limits on Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the Company to third party reinsurers.	• Companies providing reinsurance to the Company are reviewed for financial soundness as part of the ongoing monitoring process.

Insurance Risks – Specific Businesses

Insurance risks are specific to the particular businesses carried on by the Company and the types of products offered through those businesses.

Canada

RISK	MANAGEMENT OF RISK
Group Insurance	
• The Company's ability to predict claims experience for the following year.	• Most risks are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.
• For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs.	• The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.
• For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns.	• The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.
• For life products, exposure to a multiple death scenario, due to concentration of risk in employment locations.	• Monitoring of risk concentrations for new business and renewals, as well as plan design features and medical underwriting that limit the amount of insurance on any one life.
Individual Life	
• Mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. Life insurance contracts are long term in nature and mortality risk needs to be provided for over several decades since most claims emerge many years after issue.	• Effective underwriting practices have been developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a provision for adverse deviation, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.
• A current industry risk involves the pricing of the level cost of insurance option within universal life products. Pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums.	• Management continues to prudently manage this pricing risk.
Living Benefits	
• Morbidity is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical.	• The Company manages these risks through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews.
Retirement & Investment Services	
• The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business.	• Through its wide range of funds, the Company limits its risk exposure to any particular market. • The Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.
• A significant decline in market values could increase the cost to the Company associated with segregated fund death benefit and maturity value guarantees.	• Prudent product design, effective marketing, asset allocation within client portfolios and our broad distribution within Canada, all contribute to a significantly diverse profile of inforce segregated funds, issued steadily over many years, which helps to mitigate exposure to guarantees related to segregated funds.
• With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business.	• A significant proportion of premiums are received through employer-sponsored, payroll deduction plans, therefore contributions and withdrawals from this business are less affected by volatile market conditions.

United States

RISK	MANAGEMENT OF RISK
Healthcare	
• Medical cost inflation, which may exceed annual pricing adjustments to policyholders.	• The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs.
• Changes in utilization may impact health care costs. Utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments.	• Product designs that promote a sharing of health care costs by members typically help control utilization.
• Changes to product design may also impact utilization trends. Changes include amendments that modify covered benefits or funding changes that result in a sharing of the financial burden between the employer and the employee.	• Medical underwriting by case risk has also been expanded.
Retirement Services	
• The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business.	• Through its wide range of funds, the Company limits its risk exposure to any particular market. The Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.
• Mismatches between asset and liability cash flows could reduce profit margins in unfavorable interest rate environments.	• Margins on non-repriceable products are protected through the proper matching of assets and liabilities. Margins on repriceable products are protected through frequent monitoring of asset and liability positions. The valuation of these products employs stochastic modeling of future interest rates.
• Increases in operating expenses could reduce profit margins.	• Expense management programs are constantly monitored to control unit costs.
• A significant decline in market values could increase the cost to the Company associated with variable fund death benefit guarantees.	• The Company limits variable fund guarantees to death benefits, and even then only on products sold in certain markets. The valuation of these products employs stochastic modeling of future investment returns.
Individual Life	
• The lines of life insurance sold through traditional distribution systems are no longer actively marketed. Increases in termination rates on this business could reduce profits.	• Various programs have been introduced emphasizing retention of the business.
• In the large case business-owned life insurance (BOLI) business, increased surrenders in the general account product line could reduce profits.	• The Company is protected by the policyholder income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal.
• Mismatches between the asset and liability cash flows could reduce profit margins in unfavorable interest rate environments.	• Margins are protected through frequent monitoring of asset and liability positions. The valuation of this product employs stochastic modeling of future interest rates.
• The Individual Life line includes whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. Prolonged periods of low interest rates could reduce profit margins.	• The Company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate. Ongoing General Account BOLI sales use a product design with lower interest rate guarantees.
• Increases in operating expenses could reduce profit margins.	• Expense management programs are constantly monitored to control unit costs.

Europe

RISK	MANAGEMENT OF RISK
Group Insurance • Ability to predict mortality and morbidity claims experience for the following year. • Exposure to a multiple death scenario, due to concentration of risk in employment locations.	• Through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims. • Imposing single event limits on schemes, and declining to quote in localized areas where the aggregate risk is deemed excessive.
Individual Insurance • Mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims.	• Primarily through effective underwriting practices developed to support the long-term sustainability of the business. • Additionally, the reserves established to fund future claims include a provision for adverse deviation, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.
Payout Annuities • The longevity of the annuitants improves faster or further than the Company's assumptions. • The assets held to match this are typically corporate bonds, mortgages and property, and although liquidity is not needed for these liabilities, there is some asset default risk.	• Business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuitant mortality.
Wealth Management • The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. The Company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions.	• Through its wide range of funds, the Company limits its risk exposure to any particular market.
Reinsurance • The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include: – Natural catastrophic events that result in property damage; – Mortality risk relating to the Company's individual life reinsurance business; – The level of interest rates and investment fund performance in connection with the Company's annuity business. Also refer to the Reputational risk discussion in the "Other Risks" section.	• Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool. • As retrocessionaire for property catastrophe risk, the Company generally participates at significantly higher event loss exposures than primary carriers and reinsurers. Generally, an event of significant size must occur prior to the Company incurring a claim. The Company has underwriting guidelines which limits the maximum exposure for catastrophe events. • The Company monitors cedant companies' claims experience on an ongoing basis.

Investment or Market Risks

The Company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors of Lifeco's principal subsidiaries annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

For the twelve months ended December 31, 2006, of C$27.3 billion of total revenue consisting of premium income, net investment income, and fee and other income, approximately C$15.5 billion or 57% was denominated in currencies other than Canadian dollars. Similarly, C$997 million or 53% of the C$1,875 million total net income attributable to shareholders was denominated in foreign currencies. At December 31, 2006 approximately C$70.5 billion or 59% of C$120 billion of total general fund assets were denominated in foreign currencies.

In 2005, the rate at which the U.S. dollar operating results of the United States segment were translated into Canadian dollars was $1.3152. Also, the operating results of the Europe segment were translated into Canadian dollars at $2.3272 for the British pound, $1.6159 for the euro, and $1.2553 for US dollars. These rates reflect the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign currency translation. These contracts, in aggregate, resulted in a $67 million after-tax gain in 2005 ($50 million in connection with U.S. dollar operating results, $11 million in connection with British pound operating results, and $6 million in connection with euro operating results), and expired at the end of 2005. In 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at prevailing market translation rates.

The significant investment or market risks associated with the business are outlined below.

RISK	MANAGEMENT OF RISK
Interest Rate Risk • Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability.	• The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment. • Interest rate risk is managed by investing in assets that are suitable for the products sold. – For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. – For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. • The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.
Equity Market Risk • Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the Company's long term expectation of investment returns appropriate for this asset class.	• The Company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits.
Credit Risk • The risk of loss if debtors, counterparties or intermediaries are unable or unwilling to fulfill their financial obligations.	• It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. • Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. • These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. • Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.
Liquidity Risk (Operating) • The risk of loss if insufficient funds are available to meet anticipated operating commitments and unexpected cash demands.	• The Company closely manages operating liquidity through cash flow matching of assets and liabilities, and at December 31, 2006 had approximately $62.3 billion in highly marketable securities.
Liquidity Risk (Letters of Credit) • In the normal course of its Reinsurance business, the Company provides Letters of Credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the Company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the Company will become obligated to repay this amount to the bank.	• Management monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.
Liquidity Risk (Holding Company Structure) • As a holding company, the Company's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. • The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, London Life, CLFC, Canada Life and GWL&A.	• Management closely monitors the solvency and capital positions of its principal subsidiaries opposite liquidity requirements at the holding company. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

RISK	MANAGEMENT OF RISK
Translation Risk • The Company operates in different currencies. Non-Canadian currency earnings are translated for reporting purposes into Canadian dollars. Translation risk occurs as a result of converting these earnings at different points in time at different foreign exchange levels.	• Management, from time to time, utilizes forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency. • The Company uses non-GAAP financial measures such as constant currency calculations to assist in communicating the effect of currency translation fluctuation.
Foreign Exchange Risk (Asset/Liability) • The risk of loss from adverse changes in foreign currency exchange rates.	• Investments are normally made in the same currency as the liabilities supported by those investments. • Foreign currency assets acquired to back liabilities are generally converted back to the currency of the liability using foreign exchange contracts.
Derivative Instruments • The risk of loss if counterparties are unable or unwilling to fulfill their financial obligations or if derivatives are used for inappropriate purposes. • May include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.	• Used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. • The Company's risk management process governing the use of derivative instruments requires that the Company acts only as an end-user of derivative products, not as a market maker. • As well, the Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

Operational Risks

RISK	MANAGEMENT OF RISK
Operational Risk • Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.	• The Company manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human Resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the Company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The Company applies a robust project management discipline to all significant initiatives. • Appropriate security measures protect premises and information. The Company has emergency procedures in place for short term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every business location for the recovery of critical functions in the event of a disaster, which include offsite backup data storage and work area facilities.

Other Risks

Other risks not specifically identified elsewhere, include:

RISK	MANAGEMENT OF RISK
Legal and Regulatory Risk • The businesses of certain of Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with legal and regulatory requirements could have a material adverse effect on Lifeco.	• The Company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.
Reputational Risk • In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damage to the Company's reputation and hence damage to its future business prospects. These actions may include unauthorized activities of employees or other people associated with the Company, inadvertent actions of the Company that become publicized and damage the Company's reputation, regular or past business activities of the Company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the Company, or any other action or activity that gives rise to damage to the Company's general reputation.	• To manage or mitigate this risk the Company has ongoing controls to limit the unauthorized activities of people associated with the Company. The Company has adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all directors, officers and employees of the Company. The Company also reacts to address situations that may escalate to a level that might give rise to damage to its reputation.
• Through its subsidiaries, the Company is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer or its reinsureds may be more limited. • The Company through its reinsurance operating entities has been approached by certain regulatory and enforcement agencies to provide information relating to their investigation of certain third party reinsurance cedants. Neither the Company nor its subsidiaries are the subject of these investigations.	• The Company accounts for all reinsurance transactions according to Canadian GAAP. In some cases Canadian GAAP may differ from the accounting treatment utilized by the Company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. The Company believes that reinsurance transactions that it has entered into are appropriate and properly accounted for by the Company. Notwithstanding, the Company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canadian GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major accounting policies and related critical accounting estimates underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. The significant accounting estimates are as follows:

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method (CALM). This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

GREAT-WEST LIFECO INC.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. *A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74 million.*

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. *A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $89 million.*

Morbidity

The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. *For products for which morbidity is a significant assumption a 1% adverse change in the best assumption would increase non-participating actuarial liabilities by approximately $44 million.*

Property and casualty reinsurance

Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in CALM to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows.

- *The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by approximately $74 million.*
- *The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $295 million.*

The level of actuarial liabilities established under CALM valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities. A 10% decrease in equity markets would be expected to increase non-participating actuarial liabilities by approximately $5 million, primarily as a result of equities backing long-tail liabilities.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. *A 10% increase in the best estimate maintenance unit expense assumption Company wide would increase the non-participating actuarial liabilities by approximately $135 million.*

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. *A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281 million.*

Significant assumptions – employee future benefits December 31

	Defined benefit pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Weighted average assumptions used to determine benefit cost				
Discount rate	5.26%	5.94%	5.27%	6.22%
Expected long-term rate of return on plan assets	6.19%	6.83%	–	–
Rate of compensation increase	4.21%	4.89%	4.31%	5.01%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.12%	5.26%	5.05%	5.27%
Rate of compensation increase	4.13%	4.21%	4.22%	4.31%

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is our expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

Income taxes – As multinational life insurance companies, the Company's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

Weighted average health care trend rates – In determining the expected cost of health care benefits, health care costs were assumed to increase by 6.74% in 2006 and gradually decrease to a level of 4.75% by 2011. For 2006, the impact of a 1% change to assumed health care rates on the accrued post-retirement benefit obligation is an approximate $44 million ($44 million in 2005) increase for a 1% increase to rates and an approximate $35 million ($37 million in 2005) decrease for a 1% decrease to rates. Similarly, the impact on the post-retirement benefit expense of a 1% increase to rates is an approximate $3 million ($8 million in 2005) increase and a 1% decrease to rates is an approximate $3 million ($6 million in 2005) decrease.

Refer to table above for summary of significant assumptions.

FUTURE ACCOUNTING POLICIES

Financial instruments – Effective January 1, 2007, the Company will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option) (OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

On December 28, 2006, the Department of Finance, Canada released proposals to better align the current income tax rules with the new accounting standards. Draft legislation is expected to be released for public comment in 2007.

GREAT-WEST LIFECO INC.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading will be reported in net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

The Company will measure certain investments, primarily investments actively traded in a public market, and certain financial liabilities at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net income. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Investments backing shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other Comprehensive Income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net income. No change to the Company's method of accounting for real estate or loans is anticipated.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the Consolidated Balance Sheet. Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net income except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totaled $2,821 million or $2,628 million excluding real estate. Included in this total is $118 million of losses realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 million in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Included in the $619 million is $92 million of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus which will be not offset by changes to actuarial liabilities.

On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions relating to the new guidance on hedges. The Company will complete its determination of the transition adjustment for hedges once the new transitional guidance is finalized.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, critical illness, disability and creditor insurance products to group clients in Canada.

Through its Individual Insurance & Investments Products business unit, the Company provides life, health, disability and critical illness insurance products to individual clients, as well as accumulation products and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information – Canada

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Total premiums and deposits	$ 5,400	$ 3,413	58%	$ 16,243	$ 13,358	22%
Fee and other income	236	198	19%	895	774	16%
Paid or credited to policyholders	3,472	1,705	104%	8,231	6,430	28%
Net income – common shareholders	223	171	30%	893	773	16%
Total assets				$ 49,923	$ 49,189	1%
Segregated funds net assets				44,656	38,854	15%
Total assets under administration				$ 94,579	$ 88,043	7%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Income:				
Premium income	$ 3,375	$ 1,582	$ 8,149	$ 6,135
Net investment income	724	707	2,789	2,779
Fee and other income	236	198	895	774
Total income	4,335	2,487	11,833	9,688
Benefits and expenses:				
Paid or credited to policyholders	3,472	1,705	8,231	6,430
Other	548	489	2,204	2,053
Amortization of finite life intangible assets	3	4	14	14
Net operating income before income taxes	312	289	1,384	1,191
Income taxes	55	79	317	284
Net income before non-controlling interests	257	210	1,067	907
Non-controlling interests	24	28	132	101
Net income – shareholders	233	182	935	806
Perpetual preferred share dividends	10	11	42	33
Net income – common shareholders	$ 223	$ 171	$ 893	$ 773

NET INCOME

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Group Insurance	$ 80	$ 72	11%	$ 335	$ 294	14%
Individual Insurance & Investment Products	149	113	32%	583	514	13%
Corporate	(6)	(14)	–	(25)	(35)	–
	$ 223	$ 171	30%	$ 893	$ 773	16%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits and sales

Premiums and deposits	For the three months ended December 31 2006	2005	% Change	For the twelve months ended December 31 2006	2005	% Change
Business/product						
Group Insurance	$ 2,796	$ 1,161	141%	$ 6,398	$ 4,608	39%
Individual Insurance & Investment Products	2,604	2,252	16%	9,845	8,750	13%
Total premiums and deposits	$ 5,400	$ 3,413	58%	$ 16,243	$ 13,358	22%
Summary by Type						
Risk-based products	$ 3,375	$ 1,582	113%	$ 8,149	$ 6,135	33%
ASO contracts	546	502	9%	2,145	1,955	10%
Segregated funds deposits						
Individual products	739	651	14%	2,941	2,586	14%
Group products	740	678	9%	3,008	2,682	12%
Total premiums and deposits	$ 5,400	$ 3,413	58%	$ 16,243	$ 13,358	22%

Sales	For the three months ended December 31 2006	2005	% Change	For the twelve months ended December 31 2006	2005	% Change
Business/product						
Group Insurance	$ 113	$ 121	-7%	$ 416	$ 398	5%
Individual Insurance & Investment Products	2,282	1,686	35%	7,904	6,172	28%
Total sales	$ 2,395	$ 1,807	33%	$ 8,320	$ 6,570	27%

BUSINESS UNITS – CANADA

Group Insurance

Business Profile

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.5 billion in annual direct premium.

Market Overview

Products and services

The Company provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

Competitive conditions

There are three large group insurance carriers in Canada with significant market positions, led by the Company with a 22.9% market share. There are a number of other smaller companies operating nationally and several regional and niche companies including the Blue Cross organizations. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. A company with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings will have a competitive advantage in these markets.

Group Insurance

Market position
- Employee benefits for more than 31,000 plan sponsors
- 22.9% market share for employee/employer plans
- Leading market share for creditor plans

Products and services

Life and Health
- Life
- Disability
- Critical illness
- Accidental death & dismemberment
- Dental plans
- Expatriate coverage
- Extended health care plans

Creditor
- Creditor life
- Creditor disability
- Creditor job loss
- Creditor critical illness

Distribution
- 112 account managers and sales staff located in 15 Group Offices
- 104 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, a company that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate itself and achieve competitive advantage.

2006 Developments

- Net income to shareholders grew 14% to $335 million.
- Overall sales results grew by 5%, reflecting growth in all market segments except for large case insured.
- The Company recaptured 50% of amounts previously ceded in 2003 under a bulk reinsurance agreement on certain blocks of group life and long term disability insurance. The recaptured premium associated with this transaction is $1,560 million.

Operating Results

Net income

In quarter

Net income attributable to common shareholders was $80 million, which represents an increase of 11% compared to the fourth quarter of 2005.

The results reflect improved group health morbidity experience on small and mid-size long term disability cases and improved mortality experience on lower than expected claims.

Twelve months

Net income attributable to common shareholders was $335 million, which represents an increase of 14% compared to $294 million in 2005.

The increase reflects improved group health morbidity experience on small and mid-size long term disability cases, improved mortality on lower than expected claims and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Premiums and deposits and sales

In quarter

Total net premiums and deposits were $2,796 million, which is 141% higher than the fourth quarter of 2005. Excluding the impact of $1,560 million of premiums recaptured in 2006 under a bulk reinsurance agreement and $228 million of premiums ceded under a bulk reinsurance agreement ($207 million in 2005) premium and deposits increased 7% over the comparative period in 2005. Large case ASO premiums and deposits increased 9% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premium decreased 8% mainly due to an increase in percentage of premium reinsured in 2006.

Premiums and deposits and sales

Group Insurance – divisional summary

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2006	2005	% Change	2006	2005	% Change
Business/product						
Small/mid-sized case	$ 471	$ 454	4%	$ 1,865	$ 1,817	3%
Large case – insured	414	376	10%	1,603	1,553	3%
– ASO	546	502	9%	2,145	1,955	10%
– creditor/direct marketing	33	36	-8%	129	139	-7%
Sub-total	1,464	1,368	7%	5,742	5,464	5%
Premiums reinsured						
Small/mid-sized case	(122)	(112)		(479)	(463)	
Large case – insured	(106)	(95)		(425)	(393)	
Sub-total	$ 1,236	$ 1,161	6%	$ 4,838	$ 4,608	5%
Premiums recaptured						
Small/mid-sized case	924	–		924	–	
Large case – insured	636	–		636	–	
Net premiums	$ 2,796	$ 1,161	141%	$ 6,398	$ 4,608	39%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2006	2005	% Change	2006	2005	% Change
Business/product						
Small/mid-sized case	$ 62	$ 57	9%	$ 196	$ 183	7%
Large case – insured	17	38	-55%	66	78	-15%
– ASO	19	20	-5%	108	97	11%
– creditor/direct marketing	15	6	150%	46	40	15%
Total sales	$ 113	$ 121	-7%	$ 416	$ 398	5%

GREAT-WEST LIFECO INC.

Overall sales results in the quarter were down 7% compared to 2005. Large case insured sales were lower mainly due to a large sale in the fourth quarter of 2005 as well as a higher average case size in 2005. Creditor direct/marketing sales were higher mainly due to a large sale in 2006.

Twelve months

Total net premiums and deposits were $6,398 million, which was 39% greater than 2005.

Excluding the impact of $1,560 million of premiums recaptured in 2006 under a bulk reinsurance agreement and $904 million of premiums ceded under a bulk reinsurance agreement ($856 million in 2005), premiums and deposits increased by 5% over the comparative period in 2005. ASO premiums and deposits increased 10% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 7% mainly due to an increase in the percentage of premium reinsured in 2006.

Sales results improved 5% in 2006. The increase was due to improvements in the small/mid-sized and ASO markets and in particular in the ASO market mainly due to three large sales for $48 million in 2006 compared to three large sales for $41 million in 2005.

Outlook – Group Insurance

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company is well positioned within the Canadian group insurance business with leading market shares in many case size, regional and benefit market segments. The Company believes that this market share position, together with its low cost position and extensive distribution capability will facilitate continued growth in revenue premium. Through the effective investment in technologies, the Company expects to achieve continued reductions in administration and claims adjudication costs, thereby enhancing its competitive position.

As the costs of employee benefits continue to gain the attention of plan sponsors, the Company is developing an array of enhanced products and services for plan members, plan sponsors and their advisors. These range from additional services being provided through the Internet, early intervention disability management programs, increased fraud detection and claims abuse capabilities, as well as wellness and illness prevention services such as *Health Factors: work-life solutions™* which the Company introduced late 2006. The Company will continue to provide an extensive menu of products and services to meet the evolving needs of our various customer segments.

Individual Insurance & Investment Products

Business Profile

Individual Insurance & Investment Products (IIIP) consists of four business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs) and their associated brokers and independent brokers and intercorporate agreements with other financial institutions.

The Company utilizes diverse, complementary distribution channels and enjoys leading market shares in Canada in all individual product lines.

The individual lines of business access the various distribution channels through distinct product labels offered by Great-West Life, London Life and Canada Life. Unique products and services meet the needs of each distribution channel, allowing the Company to maximize opportunities while minimizing channel conflict.

Market Overview

Products and services

Individual Insurance & Investment Products

Market position

- 25% market share of individual life insurance inforce premium
- 31% market share of individual living benefits inforce premium
- 31% market share in individual segregated funds
- 22% market share of group capital accumulation plans

Products and services

Individual Insurance

Individual Life Insurance
- Term life
- Universal life
- Participating life

Living Benefits
- Disability
- Critical illness

Retirement & Investment Services

Products
- Segregated and mutual funds
- Retirement savings plans
- Non-registered savings programs
- Deferred profit sharing plans
- Defined contribution pension plans
- Payout annuities
- Deferred annuities
- Investment management services only plans
- Retirement income funds
- Life income funds

Administrative Services
- Employee stock purchase and options plans
- Incentive plans

Distribution

- 1,810 Great-West financial security advisors
- 3,051 Freedom 55 Financial™ security advisors
- 2,335 Investors Group consultants
- 6,932 independent advisors associated with 63 managing general agents
- 1,395 independent advisors associated with 15 national accounts
- 2,492 independent brokers and benefit consultants
- 603 independent contracted advisors

The Company provides a full array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West Life, London Life and Canada Life labels.

The Company offers 65 Freedom Funds™ to individual Freedom 55 Financial™ clients, 56 Generations™/ Generations I Funds to individual Canada Life clients and 58 segregated funds to individual Great-West Life clients.

Quadrus Investment Services (Quadrus) offers 39 mutual funds under the Quadrus Group of Funds™ brand and over 3,200 third party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, manages the Quadrus Group of Funds.

Competitive conditions

The individual insurance, savings, and investments marketplace is highly competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, as well as other service and professional organizations. Competition focuses on service, technology, cost and variety of investment options, investment performance, product features, price, and financial strength, as indicated by ratings issued by nationally recognized agencies.

2006 Developments

- Building on strong momentum in 2005, universal life sales in 2006 grew 72% over the previous year.
- Group Retirement Services sales, including capital accumulation, investment only and payout plans, increased 63% over 2005.
- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds, increased by 18% which contributed to asset growth of 18%.
- In the second quarter of 2006, the Company recaptured 20% of the individual life insurance business ceded under a bulk reinsurance treaty in 2003.

Operating Results

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Individual Life	$ 50	$ 79	-37%	$ 234	$ 220	6%
Living Benefits	24	20	20%	76	66	15%
Individual Retirement & Investment Services	51	8	–	179	141	27%
Group Retirement Services	24	6	–	94	87	8%
	$ 149	$ 113	32%	$ 583	$ 514	13%

Net income

In quarter

Net income attributable to common shareholders for the three months ended December 31, 2006 was $149 million compared to $113 million in the fourth quarter of 2005, an increase of $36 million or 32%.

Individual Life net income was $50 million compared to $79 million in 2005. Previous year's results included a significant reserve contribution to earnings as a result of favourable asset/liability matching.

Living Benefits net income was $24 million compared to $20 million in 2005. The favourable 2006 results reflect significant improvement in morbidity experience, greater investment gains and favourable actuarial basis change.

IRIS net income was $51 million compared to $8 million in 2005. This large increase is primarily attributable to significant strengthening of actuarial reserves in 2005. Also, 2006 earnings benefited from increased expense gains from strong asset growth and favourable investment gains.

Group Retirement Services net income was $24 million compared to $6 million in 2005. This was as a result of significant strengthening of actuarial reserves in 2005. In addition, 2006 mortality experience is much improved over 2005.

Net income attributable to participating account was $20 million, $4 million less than in the fourth quarter of 2005.

Twelve months

Net income attributable to common shareholders was $583 million compared to $514 million in 2005, an increase of $69 million or 13%.

Individual Life net income was $234 million compared to $220 million in 2005. The increase is due to a greater contribution from reserves partially offset by additional new business strain due to an increase in universal life sales of 72%.

Living Benefits net income was $76 million compared to $66 million in 2005. The increase reflects much improved investment and morbidity experience partially offset by lower expense gains.

IRIS net income was $179 million compared to $141 million in 2005. Earnings in 2005 were decreased by significant actuarial reserve strengthening. Results in 2006 reflect favourable investment gains and improved expense gains from continued strong growth of our segregated fund and mutual fund products.

Group Retirement Services net income was $94 million compared to $87 million in 2005. Earnings in 2005 were decreased by actuarial reserve strengthening. As well, 2006 results reflect improved expense gains from higher segregated fund assets partially offset by higher strain from an increase in annuity sales of 168% and lower investment gains.

Net income attributable to participating account of $114 million increased $31 million year over year.

Premiums and deposits and sales

Individual Insurance & Investment Products – divisional summary

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Business/product						
Life Insurance – Participating	$ 490	$ 474	3%	$ 1,848	$ 1,791	3%
– Non-participating	151	128	18%	550	484	14%
Living Benefits	63	59	7%	243	231	5%
Individual Retirement & Investment Services						
Risk-based products	98	95	3%	365	366	–
Segregated funds	739	651	14%	2,941	2,586	14%
Group Retirement Services						
Risk-based products	323	167	93%	890	610	46%
Segregated funds	740	678	9%	3,008	2,682	12%
Total premiums and deposits	$ 2,604	$ 2,252	16%	$ 9,845	$ 8,750	13%

Sales	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Business/product						
Life Insurance – Participating	$ 31	$ 23	35%	$ 87	$ 80	9%
– Non-participating	38	29	31%	128	92	39%
Living Benefits	12	11	9%	43	45	-4%
Individual Retirement & Investment Services						
Risk-based products	211	208	1%	762	788	-3%
Segregated funds	935	795	18%	3,506	3,067	14%
Securities [1]	337	202	67%	1,146	731	57%
Group Retirement Services						
Risk-based products	233	78	199%	561	228	146%
Segregated funds	290	214	36%	1,122	735	53%
Securities [1]	195	126	55%	549	406	35%
Total sales	$ 2,282	$ 1,686	35%	$ 7,904	$ 6,172	28%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive plans and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Individual Life

In quarter

Premiums and deposits on individual life products increased $39 million from the fourth quarter of 2005 to $641 million, highlighted by 18% growth in non-participating revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in our universal life product line.

Individual life insurance sales were $69 million during the fourth quarter of 2006 and $17 million or 33% higher than the fourth quarter of 2005. Universal life product sales increased 52% and term sales were 8% higher than the fourth quarter of 2005. Participating products were 35% higher than last year at $31 million, due to strong large case sales.

Twelve months

Premiums and deposits on individual life products increased $123 million for the year to $2,398 million, highlighted by 14% growth in non-participating revenue premium. These results reflect the Company's continued benefit from strong persistency results.

Individual life insurance sales were $215 million in 2006, $43 million or 25% higher than in 2005. This was largely due to a 72% increase in universal life product sales. Term sales were 7% higher than 2005 in a very price competitive market while participating products sales increased by 9% from 2005.

Living Benefits

In quarter

Total living benefits premiums were $63 million, 7% higher than the fourth quarter of 2005, evidencing strong persistency of disability and critical illness premiums.

Total living benefits sales were $12 million, 9% higher than in the fourth quarter of 2005. Sales of critical illness insurance products were $5 million, 20% higher than the fourth quarter of 2005. Sales of disability insurance products were $7 million, equivalent to the fourth quarter of 2005.

Twelve months

Total living benefits premiums were $243 million, 5% higher than during the comparable period in 2005, with growth in both disability and critical illness premiums.

Total living benefits sales were $43 million, 4% lower than during the comparable period in 2005. Sales of critical illness insurance products were $18 million, 10% lower than 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first half of 2005. Sales of disability insurance products were $25 million, equivalent to 2005.

Assets under administration December 31

	2006	2005
Business/product		
Individual Retirement & Investment Services		
Risk-based products	$ 5,903	$ 6,041
Segregated funds	21,110	18,175
Group Retirement Services		
Risk-based products	5,964	5,846
Segregated funds	23,546	20,679
Total assets under administration	$ 56,523	$ 50,741
Other plan assets (1)		
Business/product		
Individual Retirement & Investment Services	$ 5,178	$ 3,310
Group Retirement Services	$ 6,864	$ 7,001
Total assets under administration and other plan assets		
Individual Retirement & Investment Services (1)	$ 32,191	$ 27,526
Group Retirement Services (1)	$ 36,374	$ 33,526

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive plans and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Individual Retirement & Investment Services (IRIS)

In quarter

IRIS experienced a strong quarter highlighted by an 18% increase in segregated fund sales over 2005 due to a surge in Canadian equity markets and Canada Life product enhancements. Each of Great-West Life, London Life and Canada Life experienced double-digit sales growth, with Canada Life leading the way at 20%. Segregated fund assets increased by 8% in quarter to $21.1 billion at December 31, 2006, due mainly to a strong increase in Canadian equity markets, evidenced by a 9.75% increase in the S&P TSX Composite Index in the quarter.

Premiums and sales from risk-based products were up slightly from the fourth quarter of 2005, with good results for Great-West Life and London Life, tempered somewhat by declines in Canada Life due mainly to lower payout annuity sales.

Sales of mutual funds through Quadrus increased 67% over the fourth quarter of 2005. Mutual fund assets grew to approximately $5.2 billion at December 31, 2006, with $1.9 billion of that in the Quadrus Group of Funds.

Twelve months

Strong IRIS results were evidenced by 14% increase in segregated fund sales over 2005. This increase reflects a continuing strong Canadian investment market, product enhancements at Canada Life and expanded distribution access through brokers and MGAs. Segregated funds assets increased by 16% or $2.9 billion over December 31, 2005; 11% due to market growth and 5% due to net cash flows.

The asset allocation approach and long-term investment strategy employed by the Company's investment product line promotes asset retention. This, coupled with increases in sales over 2005 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in 2006 consistent with the growth rate for the mutual fund industry.

Premiums and sales of risk-based products decreased slightly over 2005 reflecting the focus on equity investing due to the strong equity markets.

Mutual fund assets serviced by Quadrus-licensed investment representatives increased by 56% since December 31, 2005, while sales of mutual funds through Quadrus increased 57%. Since late 2005, Quadrus has acquired books of mutual funds business comprising $920 million of assets and over 125 representatives which has contributed to the growth in third party mutual fund assets under administration.

Group Retirement Services

In quarter

Sales in the fourth quarter were up 72% from 2005 including growth in capital accumulation plan sales of 137% and group payout annuities sales of 230%. Positive momentum from the completion of the conversion of Canada Life based assets to the London Life platform and product enhancements has contributed to these strong results. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc. and Laketon Investment Management, increased by $2.1 billion in the fourth quarter to $36.4 billion at December 31, 2006.

GREAT-WEST LIFECO INC.

Twelve months

Group Retirement Services had a strong year in 2006. With the completion of conversion activity in 2004 and 2005, Group Retirement Services achieved a 63% increase in total sales over 2005, including core capital accumulation plan business sales growth of 129%. Total group retirement assets grew by over 8% since December 31, 2005 despite a decline in other plan assets due to the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

Outlook – Individual Insurance & Investment Products

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

In 2006, the IIIP division outpaced the industry on several fronts. The organization's multiple brands and distribution channels provide important diversification that is unique within the industry. We will continue to leverage these strengths.

Product and marketing innovations boosted sales activity and position the organization for a solid 2007.

IIIP businesses continue to be market leaders, offering competitive products and innovative sales tools along with expert advice delivered through the multiple distribution channels and organizations. We expect recent product enhancements – such as updates to universal life insurance, the introduction of lifecycle segregated funds and enhancements to disability insurance and critical illness insurance – to deliver strong sales results again in 2007.

The organization's mutual fund dealer, Quadrus, continued to grow much faster than the market and key competitors. Quadrus expects this accelerated growth to continue, fueled by further acquisitions of blocks of mutual fund business which, during the last twelve months, significantly increased assets under administration and distribution capacity.

Also introduced in 2006, Quadrus's charitable giving program offers an innovative solution for donors wanting a private foundation experience without the administrative complexity. Early results bode well for strong sales in 2007.

Expansion of sales through increasing the number and productivity of advisors is an important area of focus. IIIP distribution organizations will continue to invest in recruiting, training and advisor support strategies to achieve this growth. Advisors highly value the organization's national network of product and marketing specialists. In the coming year, the IIIP division will enhance its range of sales and marketing support for advisors, assisting them in increasing their sales productivity.

After the strong sales performance in 2006, the Group Retirement Services division has momentum heading into the new year. Sales results in 2007 are expected to be buoyed by recent product and service innovations. The division will continue to develop relationships with consultants.

The organization will increase its agility and capacity through continued technology investments. This will help bring products to market quickly, and will assist in serving clients and advisors efficiently, based on their needs and preferences.

The IIIP division remains well positioned to meet the needs of clients and advisors.

Corporate

Canada Corporate consists of items not associated with the Canadian business units, including income on surplus assets, financing costs, expenses and income taxes.

Net Income

In quarter

Net charge in the quarter was $6 million compared to a charge of $14 million in 2005. The increase in earnings reflects higher tax benefits and real estate fee income recorded in 2006, partly offset by lower investment income net of financing costs.

Twelve months

Net charge for twelve months was $25 million compared to a charge of $35 million in 2005. The increase in earnings reflects higher tax benefits recorded in 2006 as a result of changes in federal and provincial tax rates. It also reflects higher investment income net of financing costs. Partly offsetting the increase is the impact of the release of a redundant real estate investment provision in 2005.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

The Company, from time to time, mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts is reflected in the net effective rates. In 2006, the Company had no forward foreign currency contracts in place.

The currency translation impact discussed in the United States section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. *Refer to Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.*

BUSINESS PROFILE

Healthcare

GWL&A is a national employee benefits provider with expertise in self-funding and innovative health care management solutions focused on small to medium size employers. GWL&A provides employers in the United States with a comprehensive portfolio of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Products offered include traditional and managed care plan designs, consumer-driven health plans and tiered benefit options. The Company's products include state-of-the-art cost and care management programs, as well as comprehensive networks that help ensure quality health care.

While the Company continues to reduce its focus on its Health Maintenance Organization ("HMO") products in most markets, Great-West Healthcare Consumer Advantage[SM], a consumer-driven Preferred Provider Organization ("PPO") product, has continued its success. This first-to-market consumer-driven PPO provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

Because the majority of the Company's health plans are self-funded, Great-West Healthcare's medical management program, Medical Outreach, is a standard offering with each health plan. Medical Outreach identifies ways to keep health plan members as healthy as possible, which results in claims cost savings. The Company's disease management programs service, identify, and enroll members with asthma, cancer, diabetes, emphysema, heart disease, end stage renal disease, chronic pain and premature births. The Company also offers a comprehensive wellness program to help health plan members maintain good health.

These programs benefit employers and members by reducing hospitalization costs and employee absences, and by increasing productivity. Great-West Healthcare contracts with Matria Healthcare, the nation's leading provider of health intelligence solutions, for many of these programs. Matria assists with data analysis, risk assessment and predictive modeling for client groups and provides an interactive health and wellness web site for members. In addition, the Company provides a nurse hotline and online educational and decision-making tools to help members manage their health care and make medically and financially sound treatment choices.

Products and services are distributed through field sales staff located in regional sales offices across the United States and through arrangements with brokers and third-party administrators (TPAs).

Financial Services

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. Solid partnerships with government plan sponsors helped the Company maintain its position as the largest provider of services to state defined contribution plans, with 15 of 50 state clients as well as the government of Guam. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCore subsidiary, it offers private-label recordkeeping and administrative services for other providers of defined contribution plans.

MARKET OVERVIEW

Products and services

The Company provides a focused product offering that is distributed through a variety of channels.

Healthcare

Market position
- 2,203,893 medical members
- Provides health, life and disability insurance products for almost 5,200 employers

Products and services
- Self funded medical plans
- Medical stop-loss: aggregate and specific
- Consumer driven health models: health reimbursement accounts (HRA), health savings accounts (HSA), tiered PPO
- HMO, PPO, POS
- Pharmacy
- Flexible Spending Accounts (FSA)
- Ancillary products
  - Long and short term disability insurance
  - Life and ADD insurance
  - Dental and vision coverage

Distribution
- 401 sales and service staff
- 16 regional offices
- Joint ventures with and acquisitions of third-party administrators (TPAs)

Financial Services

Market position
- Fourth largest defined contribution record-keeper in the country, providing services for 3,413,562 participants
- Significant market share in state and government deferred compensation plans

Products and services

Retirement Services
- Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans
- Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans..

Individual Markets
- Business-owned life insurance (BOLI) products and customer services targeting the general corporate and financial institution benefit plan markets
- Simple and transactional individual term insurance products for institutional markets

Distribution
- 400 pension consultants, representatives and service personnel serving the retirement services market
- 401(k) plans also are distributed through the U.S. Bank channel
- FASCore provides recordkeeping and administrative services through institutional partners
- Marketing agreements are used with financial institutions to distribute individual life insurance
- Clark Consulting distributes business-owned life insurance products (BOLI)
- Charles Schwab & Co. Inc. distributes individual life insurance and annuities

Competitive Conditions

Healthcare

The employee benefits industry is highly competitive. The marketplace creates pricing pressures that often encourage employers to seek competitive bids. Although most employers are looking for affordably priced employee benefits products, they also want to offer comprehensive coverage for their employees, while at the same time, reducing overall health care costs. In many cases it is more cost-effective and efficient for an employer to contract with a carrier such as GWL&A that offers multiple product lines and centralized administration. In addition to price, there are a number of other factors that influence employer decision-making. These factors include: size, cost effectiveness and quality of provider networks; quality of member and client services; cost-containment services; flexible product designs; and, in some cases name recognition.

Financial Services

The life insurance, savings, and investments marketplace is competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2006 Developments

- In the Financial Services Division, the Company closed on two separate agreements to acquire certain 401(k) business. The first agreement, which closed on October 2, 2006, was a 100% reinsurance agreement to acquire several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates ("Met Life"). The second agreement, which closed on December 29, 2006, acquired the bundled, full-service defined contribution business from U.S. Bancorp ("U.S. Bank"). The acquisitions included the associated dedicated distribution groups, including wholesalers, relationship managers, and sales and client service specialists. The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion. In addition, GWL&A and U.S. Bank will establish a preferred provider relationship to support ongoing 401(k) needs of U.S. Bank customers.
- On November 30, 2006, in the Healthcare Division, the Company completed an acquisition with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. The transaction added over 70,000 members to GWL&A's Healthcare Division.
- Healthcare membership continued an upward trend, due to growth in specialty markets.
- Effective July 1, 2006, Financial Services recaptured the business ceded under a bulk reinsurance treaty in 2003. As a result of the recapture, the Company increased its policy liabilities by US$497 million, and reduced its funds held under reinsurance contracts by the same amount. The Company recorded a US$497 million increase to both premiums and deposits and amounts paid or credited to policyholders.
- Overall, net income for the year, in US dollars, is 2% lower than 2005, with Financial Services up 6% and Healthcare down 10%. During the quarter, in US dollars, net income is 8% lower than in 2005, with Financial Services up 6% and Healthcare down 13%.

Agreement to purchase Putnam Investments Trust

On February 1, 2007, Lifeco entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit which Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

This transaction will allow Lifeco to achieve a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia. Putnam had $225 billion (US$192 billion) in assets under administration at December 31, 2006 – $138 billion (US$118 billion) in retail assets for U.S. mutual fund investors, $46 billion (US$39 billion) for North American institutional accounts and $41 billion (US$35 billion) of institutional and retail assets in Europe and Japan.

The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

Selected consolidated financial information – United States

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Total premiums and deposits	$ 2,823	$ 2,437	16%	$ 11,286	$ 10,915	3%
Fee and other income	312	294	6%	1,182	1,169	1%
Paid or credited to policyholders	894	555	61%	3,995	3,362	19%
Net income – common shareholders	128	161	-20%	511	606	-16%
Total assets				$ 29,330	$ 27,334	7%
Segregated funds net assets [(1)]				18,858	17,008	11%
Total assets under administration				$ 48,188	$ 44,342	9%

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of December 31, 2006, such investments had been made in guaranteed interest annuity contracts in the amount of $76 million compared to $440 million for the same period in 2005. As the general account investments are also included in the segregated fund account balances, the Company has reduced the segregated fund account balances by $418 million as of December 31, 2006 compared to $373 million for the same period in 2005 to avoid overstatement of customer account values under management.

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Income:				
Premium income	$ 722	$ 440	$ 3,352	$ 2,769
Net investment income	382	344	1,393	1,467
Fee and other income	312	294	1,182	1,169
Total income	1,416	1,078	5,927	5,405
Benefits and expenses:				
Paid or credited to policyholders	894	555	3,995	3,362
Other	336	291	1,198	1,191
Net operating income before income taxes	186	232	734	852
Income taxes	53	75	210	245
Net income before non-controlling interests	133	157	524	607
Non-controlling interests	5	(4)	13	1
Net income – common shareholders	$ 128	$ 161	$ 511	$ 606

Net income

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Healthcare	$ 47	$ 62	-24%	$ 177	$ 232	-24%
Financial Services	80	88	-9%	322	356	-10%
Corporate	1	11	-91%	12	18	-33%
	$ 128	$ 161	-20%	$ 511	$ 606	-16%
In millions US $	$ 113	$ 123	-8%	$ 452	$ 459	-2%

GREAT-WEST LIFECO INC.

Premiums and deposits and sales

Premiums and deposits	For the three months ended December 31 2006	2005	% Change	For the twelve months ended December 31 2006	2005	% Change
Business/product						
Healthcare	$ 1,583	$ 1,532	3%	$ 6,397	$ 6,410	–
Financial Services	1,240	905	37%	4,889	4,505	9%
Total premiums and deposits	$ 2,823	$ 2,437	16%	$ 11,286	$ 10,915	3%
Summary by Type						
Risk-based products	$ 722	$ 440	64%	$ 3,352	$ 2,769	21%
Self-funded premium equivalents (ASO contracts)	1,303	1,348	-3%	5,241	5,580	-6%
Segregated funds deposits						
Individual products	139	59	136%	461	208	122%
Group products	659	590	12%	2,232	2,358	-5%
Total premiums and deposits	$ 2,823	$ 2,437	16%	$ 11,286	$ 10,915	3%
Total premiums and deposits US $	$ 2,499	$ 2,072	20%	$ 9,988	$ 9,021	11%

Sales	For the three months ended December 31 2006	2005	% Change	For the twelve months ended December 31 2006	2005	% Change
Business/product						
Healthcare	$ 120	$ 124	-3%	$ 770	$ 968	-20%
Financial Services	492	317	55%	1,878	1,506	25%
Total sales	$ 612	$ 441	39%	$ 2,648	$ 2,474	7%
Total sales US $	$ 542	$ 378	43%	$ 2,343	$ 2,045	15%

BUSINESS UNITS – UNITED STATES

Healthcare

Net income

In quarter

In quarter earnings in the Healthcare business unit totaled US$42 million, which is a 13% decrease compared to the same period in 2005. A deterioration in the aggregate stop loss claims experience in all U.S. market segments was partially offset by increased investment gains, administrative fees on higher membership and Pharmacy Benefit Management revenue. Unfavorable currency translation impacted net income by $8 million in the quarter in comparison to 2005 rates.

Twelve months

Net income for the twelve months ended December 31, 2006 was US$157 million compared to US$175 million a year ago. The 10% decrease is the result of a deterioration in the aggregate stop loss claims experience in all segments, excluding specialty markets, and individual stop loss claims experience in all segments. These results were partially offset by increased investment gains, administrative fees on higher membership and Pharmacy Benefit Management revenue. Unfavorable currency translation impacted net income by $33 million for the twelve months ended December 31, 2006 in comparison to 2005 rates.

Premiums and deposits and sales

Healthcare – divisional summary

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Business/product						
Group life and health						
– guaranteed	$ 280	$ 184	52%	$ 1,156	$ 830	39%
– ASO	1,303	1,348	-3%	5,241	5,580	-6%
Total premiums and deposits	$ 1,583	$ 1,532	3%	$ 6,397	$ 6,410	–
Total premiums and deposits US $	$ 1,401	$ 1,300	8%	$ 5,661	$ 5,298	7%

Sales	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Business/product						
Group life and health	$ 120	$ 124	-3%	$ 770	$ 968	-20%
Total sales US $	$ 106	$ 108	-2%	$ 681	$ 800	-15%

Healthcare – members (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2006	2005	2006	2005	% Change
Select and mid-market	3	7	1,218	1,292	-6%
National and Specialty Market	99	53	986	733	35%
Total	102	60	2,204	2,025	9%

In quarter

Reported net premiums and deposits increased by 3% compared to the fourth quarter of the previous year. Healthcare premiums and deposits for the fourth quarter of 2006 increased 8% to US$1,401 million due primarily to the termination of a stop loss reinsurance agreement effective January 1, 2006. As a result of the termination, ceded premium decreased US$64 million compared to the fourth quarter of 2005.

Excluding the impact of reinsurance activity, premium income in 2005 totaled US$1,364 million, compared to US$1,401 million in 2006.

Sales decreased 2% to US$106 million for the three months ended December 31, 2006 over the same period last year. The decline is primarily in the select market partially offset by larger average cases sold in the mid-market.

Membership increased 102,000 members in the fourth quarter of 2006 compared to the same period in 2005, primarily in the specialty market segment. The increase is largely attributable to 70,000 members from the November acquisition of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network.

Twelve months

Reported net premiums and deposits were flat compared to the previous year. Premiums and deposits increased by 7% to US$5,661 million due in part to renewal price increases and increased membership in the select and specialty markets. The termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of US$254 million compared to the twelve months ended December 31, 2005.

Excluding the impact of reinsurance activity, premium revenue in 2005 totaled US$5,552 million, compared to US$5,661 million in 2006.

Sales decreased 15% to US$681 million for the twelve months ended December 31, 2006 over the same period last year. This decrease is primarily attributable to the national and mid-markets partially offset by an increase in the select and specialty markets. The competitive environment contributed to the decline in sales.

Membership increased 9% from 2.025 million members at December 31, 2005 to 2.204 million members at December 31, 2006. Increases in the specialty market segment have offset decreases in all other markets due to lower sales. This membership includes 70,000 members from the November acquisition of IHN.

Outlook – Healthcare

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company continues to focus on programs that benefit members and deliver savings to employers. By expanding the Company's second-tier network program, whereby members are offered discounts on services from thousands of additional providers outside the Company's proprietary network, members and employers enjoy additional claim savings. Network expansion contributes to the Company's competitive positioning as it continues to provide claims savings to employers as well as more provider options for the employees of multi-state employers.

During 2006, the Company continued to improve its position as a leader in consumer-driven health care through growth in its portfolio of consumer-driven health plans: Great-West Healthcare Consumer Advantage and the HRA and HSA plans.

GREAT-WEST LIFECO INC.

Efforts surrounding provider re-contracting and additional disease management programs will continue to enhance the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for clients and members.

In 2006, the specialty markets segment, which focuses on third-party administrators, insurance carriers, and other specialized distribution channels, was expanded. The acquisition of Mediversal, Inc., a healthcare services company that administers claims for employers with self-funded group health and workers' compensation plans, was completed in September 2005. In 2006, IHN was acquired to strengthen the Company's network in Indiana. The continued expansion of additional TPA and network relationships is a focus for 2007, as well as the implementation of new product offerings such as pharmacy benefit management through our TPA channels.

The Company's core administrative systems will continue to be a focus in 2007 as efforts are underway to implement a new system that would result in the consolidation of many existing core administrative systems.

Enhancing brand awareness also continues with the theme of the Company's advertising campaign, "New Ideas From the Frontier of Health Care", which communicates the strategy for delivering innovative, affordable benefits plans to businesses. The Company continues to promote its strengths in self-funding, creative solutions, and medical management expertise.

Financial Services

Net income

In quarter

In quarter earnings were $80 million, a decrease of $8 million or 9% compared to the same period in 2005. The decrease is primarily attributable to the currency translation rates. In US dollars, earnings increased 6% compared to the same period in 2005. The increase was due primarily to a combination of improved investment income and higher fee income in 2006 associated with the 23% growth in participants in Retirement Services.

Twelve months

The decrease in earnings of 10% for the twelve months ended December 31, 2006, compared to a year ago, is driven primarily by the change in currency translation rates. In US dollars, earnings for the year ended December 31, 2006 increased 6% due to the aforementioned increases from fee and investment income.

Premiums and deposits and sales

In quarter

Premiums and deposits for the fourth quarter of 2006 were $1,240 million, an increase of $335 million or 37% compared to the same period in 2005. Premiums and deposits in Individual Markets increased 41% in the fourth quarter of 2006 primarily due to strong sales of the BOLI product. The in quarter increase in Retirement Services premiums and deposits of 36% is from the additional ongoing premiums associated with the Met Life block of business, and from transfers from the retail investment options to general account and segregated fund investment options.

Premiums and deposits and sales

Financial services – divisional summary

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2006	2005	% Change	2006	2005	% Change
Business/product						
Individual Markets	$ 321	$ 227	41%	$ 1,184	$ 848	40%
Retirement Services	919	678	36%	3,143	3,657	-14%
Sub-total	1,240	905	37%	4,327	4,505	-4%
Premiums recaptured	–	–	–	562	–	–
Total premiums and deposits	$ 1,240	$ 905	37%	$ 4,889	$ 4,505	9%
Individual Markets	$ 321	$ 227	41%	$ 1,184	$ 848	40%
Retirement Services	919	678	36%	3,705	3,657	1%
Total premiums and deposits	$ 1,240	$ 905	37%	$ 4,889	$ 4,505	9%
Total premiums and deposits US $	$ 1,098	$ 772	42%	$ 4,327	$ 3,723	16%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2006	2005	% Change	2006	2005	% Change
Business/product						
Individual Markets	$ 208	$ 67	210%	$ 641	$ 232	176%
Retirement Services	284	250	14%	1,237	1,274	-3%
Total sales	$ 492	$ 317	55%	$ 1,878	$ 1,506	25%
Total sales US $	$ 436	$ 270	61%	$ 1,662	$ 1,245	33%

Sales for the fourth quarter of 2006 increased US$166 million or 61% compared to 2005. The increase is primarily in Individual Markets, due to higher sales of the BOLI product in 2006, which is due to an increase in longer term interest rates and enhanced investment options.

Twelve months

Premiums and deposits for the twelve months ended December 31, 2006 increased $384 million or 9% over the prior year. During the third quarter of 2006, premiums and deposits included $562 million (US$497 million) due to the recapture of a reinsurance agreement. In US dollars, excluding the impact of the recapture of the reinsurance agreement, premiums and deposits increased 3% compared to the same period in 2005. The increase is attributable to sales of the BOLI product.

Sales for the twelve months ended December 31, 2006 in US dollars reported an increase of 33% which was due to Individual Markets sales of BOLI increasing significantly in 2006.

Retirement Services participant accounts increased 23% compared to December 31, 2005 due to the Met Life and U.S. Bank acquisitions discussed above and from growth in the recordkeeping only business.

Financial Services – participant accounts (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2006	2005	2006	2005	% Change
Individual Markets	(5)	(2)	441	454	-3%
Public/Non-Profit	(19)	70	1,598	1,578	1%
FASCore	(5)	10	903	716	26%
401(k)	439	(10)	913	473	93%
Retirement Services	415	70	3,414	2,767	23%
Total	410	68	3,855	3,221	20%

Financial Services – Retirement Services customer account values

	Change for the three months ended December 31		Total at December 31		
	2006	2005	2006	2005	% Change
General account – fixed options					
Public/Non-profit	$ 101	$ –	$ 4,115	$ 4,378	-6%
401(k)	1,730	(1)	2,990	1,280	134%
	$ 1,831	$ (1)	$ 7,105	$ 5,658	26%
Segregated funds – variable options					
Public/Non-profit	$ 605	$ 60	$ 7,024	$ 6,576	7%
401(k)	788	134	7,445	6,612	13%
	$ 1,393	$ 194	$ 14,469	$ 13,188	10%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	$ 3,802	$ 3,876	$ 48,556	$ 42,661	14%
401(k)	19,651	324	26,927	7,220	273%
Institutional (FASCore)	2,615	855	30,472	22,081	38%
	$ 26,068	$ 5,055	$ 105,955	$ 71,962	47%

The increase in the account values reflected above is attributable to the acquisitions discussed previously and the improvement in the U.S. equities markets increasing the value of both the unaffiliated retail investment and administrative services only; and the variable segregated fund investment options.

Outlook – Financial Services

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The Company recognizes that the financial services marketplace is very dynamic and continues to change. By continued reinvestment in our infrastructure through technology enhancements and through service and product offerings, the Company plans to continue to grow the business in 2007.

The past year has been a year of significant growth in the Retirement Services area. In the institutional marketplace, the Company was able to form new partnerships to provide administrative and record-keeping services to Federated Investors, Inc. and Franklin Templeton. Also in 2006, the Company completed the acquisition of two important blocks of 401(k) business from Met Life and U.S. Bank. Through a combination of sales and these acquisitions, the number of participants serviced by the Company reached a record 3,413,562, placing the Company firmly in the top four record-keepers in the United States.

Both of the acquisitions included the associated dedicated distribution groups, including wholesalers, relationship managers and client service specialists bringing the combined sales force to over 400 individuals who are fully dedicated to expanding the retirement block of business along with providing excellent customer service.

Also, in late 2005 and throughout 2006, AAG, the Company's registered investment advisory subsidiary, expanded Reality Investing, a program that extends AAG's participant level advice tool into a suite of investment advisory services. Reality Investing provides access to a range of advice services including professional account management at the participant level. In 2007, the Company will roll out these advisory services to existing and new customers within Retirement Services.

In 2006, Individual Markets sustained focus on its core strengths by significantly increasing sales of the BOLI products. The Company plans to expand upon its relationships with key BOLI sales consultants, along with capitalizing on opportunities in the small corporate market to cross sell executive benefits to the existing corporate retirement market customers through our internal distribution channel. The focus is to provide creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance, and mutual funds. A key advantage will be a single platform for both non-qualified and qualified retirement plan support and service. The area continues to enhance its relationships with key consultants, develop new relationships, create new insurance products, and develop marketing materials to communicate the Company's strengths and expertise.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

The Company, from time to time, mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts is reflected in the net effective rates. In 2006, the Company had no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
British pound			
December 31, 2006	$ 2.28	$ 2.09	$ 2.0900
September 30, 2006	$ 2.09	$ 2.06	$ 2.0600
December 31, 2005	$ 2.00	$ 2.21	$ 2.3272
September 30, 2005	$ 2.05	$ 2.26	$ 2.3214
Euro			
December 31, 2006	$ 1.54	$ 1.42	$ 1.4200
September 30, 2006	$ 1.41	$ 1.41	$ 1.4100
December 31, 2005	$ 1.38	$ 1.51	$ 1.6159
September 30, 2005	$ 1.40	$ 1.55	$ 1.6180
United States dollar			
December 31, 2006	$ 1.17	$ 1.13	$ 1.1300
September 30, 2006	$ 1.12	$ 1.13	$ 1.1300
December 31, 2005	$ 1.17	$ 1.21	$ 1.2553
September 30, 2005	$ 1.16	$ 1.22	$ 1.2534

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. *Refer to Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.*

BUSINESS PROFILE

Insurance & Annuities

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities, savings and group insurance. These products are distributed through independent financial advisors and employee benefit consultants. The Isle of Man operation provides savings and individual protection products that are sold through independent financial advisors in the United Kingdom and in other selected territories.

The core products offered in Ireland are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force. The German operation focuses on pension and individual protection products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

Reinsurance

The Company's reinsurance business is comprised of operations in the United States, Barbados and Ireland.

In the United States, the Company's reinsurance business is carried on through the U.S. branch of Canada Life, through a subsidiary of LRG (London Life Reinsurance Company), and, commencing in 2005, through an indirect subsidiary of GWL&A (Great-West Life & Annuity Company of South Carolina, or GWSC). This subsidiary was created in 2005 in conjunction with the establishment of a new long-term letter of credit facility to meet the Company's U.S. statutory Regulation XXX reserve requirements relating to its life reinsurance business. In 2005, the U.S. branch of Canada Life retroceded to GWSC most of its Regulation XXX business issued before December 31, 2004.

In Barbados, the Company's reinsurance business is carried on primarily through three subsidiaries of LRG (London Life and Casualty Reinsurance Corporation, London Life and Casualty (Barbados) Corporation, and London Life International Reinsurance Corporation).

In Ireland, the Company's reinsurance business is carried on through a subsidiary of LRG (London Life & General Reinsurance Co. Ltd), and through a subsidiary of Canada Life (Canada Life International Re Limited).

The Company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. As a retrocessionaire, the Company provides reinsurance to other reinsurers to allow those companies to spread their insurance risk.

The product portfolio offered by the Company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the Company also utilizes internal reinsurance transactions between affiliated companies. These transactions are undertaken in order to better manage insurance risks relating to retention, volatility and concentration as well as to facilitate capital management for the Company and its subsidiaries and branch operations. These internal reinsurance transactions may produce benefits that are reflected in one or more of the Company's business segments.

GREAT-WEST LIFECO INC.

MARKET OVERVIEW

Products and services

The Company provides protection and wealth management products that are distributed primarily through independent sales channels.

Insurance & Annuities

Market position

U.K. and Isle of Man
- Among the top 30 life insurance companies operating in U.K.
- A market leader, with 30% share of the group life market
- Second in the group income protection market with 17% share
- A top provider of offshore single premium investment product into the U.K., with 13% market share
- Among the top four insurers in payout annuities, with 9% market share
- Among the top ten in the onshore unit-linked single premium bond market

Ireland
- 5.4% of Irish life assurance market
- Among the top six insurers by new business market share

Germany
- The market leader in the broker unit-linked market
- Among the top three in the overall unit-linked market
- 1.6% market share in the German market

Products and services

Wealth management
- Pensions
- Savings
- Payout annuities

Group Insurance
- Life insurance
- Disability
- Critical illness

Individual Insurance
- Life insurance
- Disability
- Critical illness

Distribution

U.K. and Isle of Man
- Independent financial advisors
- Employee benefit consultants

Ireland
- Independent brokers
- Direct sales force

Germany
- Independent brokers

Reinsurance

Market position
- Among the top ten life reinsurers in the U.S. by assumed business
- Niche positions in property and casualty and annuity business

Products and services

Life
- Yearly renewable term
- Co-insurance

Property & Casualty
- Catastrophe

Annuity

Distribution
- Independent reinsurance brokers
- Direct placements

Competitive Conditions

United Kingdom and Isle of Man

In the United Kingdom, the Company holds strong positions in several product focused markets with particular strength in the payout annuity, onshore/offshore savings, group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisors. To become the provider of choice, the Company must maintain competitive product design and pricing, distribution compensation and service levels.

Canada Life was awarded a five star rating in the 2006 Financial Advisor Service Awards. This places Canada Life among the top 10 service providers in the investment arena, recognizing the Company's continuing commitment to service excellence.

Republic of Ireland

The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Company operates in all segments of the market, and focuses on higher margin products including pensions and single premium savings business. Canada Life is the sixth largest life insurance operation in Ireland as measured by new business market share. Investment in product development infrastructure, distribution capability and systems is critical to continued sales growth and retention of in-force business.

Germany

The German market has experienced considerable change in 2005 and 2006 as a result of the December 2004 tax changes and the consequent surge of business that occurred in late 2004 and early 2005. As a result of these changes, the market for endowment savings contracts and regular premium personal pensions have declined, whereas the markets for occupational and single premium personal pensions have grown because the tax advantages available from these products are more attractive to clients. The market is becoming increasingly competitive as a result of providers that previously sold mainly traditional endowment savings products are now focusing on occupational and single premium personal pensions as well as critical illness/disability products.

In spite of these changes, the Company has established itself in the German market as a provider of innovative fund-based products for pensions, as well as disability and critical illness products and has managed to grow its market share substantially. Canada Life now has the leading share in the broker unit-linked market and is among the top three in the overall unit-linked market.

Reinsurance

In the United States life reinsurance market, major direct writers have continued to seek alternative solutions to manage their U.S. Regulation XXX reserving requirements and, as a result, have reduced the amount of life insurance business that they cede to reinsurers. The Company is responding by revamping its marketing strategy, more effectively leveraging its financial strength, creative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market was very strong in 2006 following record hurricane losses of the previous year. Pricing for January 2007 renewals remained steady driven by upwards revisions in modeled loss estimates and a continued shortage of retrocession capacity.

2006 Developments

- Shareholder net income was $486 million, up 22% from 2005. Excluding the unfavourable impact of currency translation, shareholder net income was up 34%.
- Insurance & Annuities premiums and deposits increased by $1,760 million, up 30% over 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities premiums and deposits increased 37%.
- Insurance & Annuities sales increased by $1,608 million, up 38% over 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities sales grew by 46%.
- The Company agreed to purchase a payout annuity block of business from Equitable Life in the U.K. in the second quarter.

Purchase of payout annuity block in United Kingdom

During the second quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom. The block of business adds approximately 130,000 annuity policies to the existing portfolio and significantly increases the total number of such policies to 280,000. This acquisition, along with the Phoenix and London payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company assumes a block of payout annuity liabilities, and receives a corresponding amount of assets. Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. The transfer of assets and liabilities has been approved by the courts and was completed on February 9, 2007.

At December 31, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion on the consolidated balance sheet.

Selected consolidated financial information – Europe

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Total premiums and deposits	$ 3,693	$ 3,657	1%	$ 12,241	$ 10,614	15%
Fee and other income	158	124	27%	611	481	27%
Paid or credited to policyholders	2,311	2,628	-12%	8,282	7,643	8%
Net income – common shareholders	150	122	23%	486	399	22%
Total assets				$ 41,210	$ 25,638	61%
Segregated funds net assets				26,632	19,296	38%
Total assets under administration				$ 67,842	$ 44,934	51%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Income:				
Premium income	$ 2,156	$ 2,506	$ 7,223	$ 7,154
Net investment income	397	320	1,710	1,149
Fee and other income	158	124	611	481
Total income	2,711	2,950	9,544	8,784
Benefits and expenses:				
Paid or credited to policyholders	2,311	2,628	8,282	7,643
Other	228	191	686	659
Amortization of finite life intangible assets	1	-	4	4
Net operating income before income taxes	171	131	572	478
Income taxes	16	6	59	68
Net income before non-controlling interests	155	125	513	410
Non-controlling interests	1	3	17	11
Net income – shareholders	154	122	496	399
Perpetual preferred share dividends	4	–	10	–
Net income – common shareholders	$ 150	$ 122	$ 486	$ 399

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Insurance & Annuities	$ 108	$ 122	-11%	$ 382	$ 356	7%
Reinsurance	44	5	–	121	58	109%
Corporate	(2)	(5)	60%	(17)	(15)	–
	$ 150	$ 122	23%	$ 486	$ 399	22%

Note: 2005 results have been reclassified to conform with the 2006 segment presentation.

GREAT-WEST LIFECO INC.

GREAT-WEST LIFECO INC.

Premiums and deposits and sales

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Business/product						
UK / Isle of Man	$ 1,741	$ 1,367	27%	$ 6,186	$ 4,512	37%
Ireland / Germany	493	377	31%	1,483	1,388	7%
International	7	7	–	23	32	-28%
Insurance & Annuities	2,241	1,751	28%	7,692	5,932	30%
Reinsurance	1,452	1,906	-24%	4,549	4,682	-3%
Total premiums and deposits	$ 3,693	$ 3,657	1%	$ 12,241	$ 10,614	15%
Summary by Type						
Risk-based products	$ 2,156	$ 2,506	-14%	$ 7,223	$ 7,154	1%
Segregated funds deposits						
Individual products	1,537	1,151	34%	5,018	3,460	45%
Total premiums and deposits	$ 3,693	$ 3,657	1%	$ 12,241	$ 10,614	15%

Sales	For the three months ended December 31			For the twelve months ended December 31		
	2006	2005	% Change	2006	2005	% Change
Business/product						
UK / Isle of Man	$ 1,458	$ 1,105	32%	$ 5,040	$ 3,464	45%
Ireland / Germany	297	213	39%	801	769	4%
Insurance & Annuities	1,755	1,318	33%	5,841	4,233	38%
Reinsurance	1,378	1,829	-25%	4,234	4,394	-4%
Total sales	$ 3,133	$ 3,147	0%	$ 10,075	$ 8,627	17%

BUSINESS UNITS – EUROPE

Insurance & Annuities

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. A net provision of $20 million relating to arbitrations together with income from the non-continuing operations have been reclassified to a new Corporate line within the Europe segment.

Net Income

In quarter

Net income attributable to common shareholders decreased $14 million, or 11% to $108 million compared to the fourth quarter of 2005. Excluding the unfavourable currency translation impact of $6 million, net income was down 7%.

Strong operating earnings were offset by strengthening of actuarial reserves and provisions. Strong results in Europe are largely due to the payout annuities and group businesses in the U.K. operations. The growth in payout annuities was driven by favourable investment experience as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured with effect from January 1, 2006. The Phoenix and London block contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. The U.K. group insurance business benefited from favourable mortality and morbidity experience. The Insurance & Annuities results also benefited from a reduction in taxes arising from the utilization of prior period losses.

Twelve months

Net income attributable to common shareholders increased $26 million, or 7% to $382 million compared to the twelve months ended December 31, 2005. Excluding the unfavourable impact of currency translation, net income was up 18% reflecting strong operating earnings partly offset by the strengthening of actuarial reserves.

The strong operating results in Europe are largely due to the same reasons as the in quarter period. In addition, the operating results in 2005 reflected a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees.

Improved operational efficiencies and equity market performance also contributed to the overall performance.

Premiums and deposits and sales

In quarter

Premiums and deposits increased $490 million or 28%. Excluding the favourable currency translation impact of $80 million, premiums and deposits increased $410 million or 23% compared to the fourth quarter of 2005. The increase was due to higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland and pension products in Ireland and Germany. In addition, payout annuity sales increased as compared to the same period in 2005 as sales returned to long term levels following customer purchase decisions being delayed prior to the implementation of new retirement legislation in April 2006.

Sales increased by $437 million or 33% compared to the fourth quarter of 2005. Excluding the favourable currency translation impact of $58 million, sales increased by $379 million or 29% compared to the fourth quarter of 2005. Strong sales growth was driven by the core products across the U.K./Isle of Man, as well as single premium savings products in Ireland and pension products in Ireland and Germany. While the results were very strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

Twelve months

Premiums and deposits increased $1,760 million or 30%. Excluding the unfavourable currency translation impact of $451 million, premiums and deposits increased $2,211 million or 37% compared to 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Ireland and Germany and higher premiums in U.K. payout annuities. The increase in U.K. payout annuities reflected a recovery from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April 2006, characterized the first quarter.

Sales increased by $1,608 million or 38% compared to 2005. Excluding the unfavourable currency translation impact of $340 million, sales increased $1,948 million or 46% compared to the same period in 2005. Strong sales growth was driven by savings products in the United Kingdom/Isle of Man, single premium savings products in Ireland, U.K. payout annuities and pension sales in Germany. The first quarter of 2005 included a sales surge caused by changes to the taxation of pension products in 2004. Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased by 89% compared to the same period last year. The increase in the U.K. payout annuities reflected a strong recovery from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April 2006, characterized the first quarter.

Outlook – Insurance & Annuities

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

In 2006, the Company continued to grow each of its product focused positions profitably. To support its strategy of a "multi-niche" European business, Canada Life acquired a £2.2 billion ($5.0 billion at December 31, 2006) portfolio of payout annuities from Phoenix and London in 2005 and a £4.5 billion ($10.2 billion at December 31, 2006) portfolio from Equitable Life in 2006. These major acquisitions strengthen the U.K. payout annuity business, leverage a superior investment capability and lead to greater economies of scale, enabling the Company to grow and compete successfully and more profitably in the future.

The European Integration Programme which integrates services, processes and practices across Europe is well underway. The first phase, the data centre consolidation, was completed in 2006. During the year, the Company launched a European wide technology platform initiative which will enhance its ability to interact with Independent Financial Advisers. In addition, the Company is centralizing the administration function of its investment back office for Europe as it strives to improve efficiencies.

The Company continues to look for further opportunities to capitalize on the strong niche positions in its core businesses and to expand its distribution capabilities.

United Kingdom/Isle of Man – The U.K. will continue to focus on building market share and expanding its core businesses of payout annuities, wealth management and group insurance through competitive pricing, enhanced value proposition, expanded distribution capability and investment in systems. In addition, the Company will continue to focus on increasing market share in the small and mid-sized case market segments of its group business and by improving its overall offering in Group Income Protection. Innovative new products and services were introduced in 2006 including an online quotation system and Business Care, an online employer assistance program. In 2007, the Group business will continue to enhance its online system including providing online capability for policy administration. In wealth management, the Company expects success in each of its niche businesses to continue through excellent customer service, an efficient expense base, improving processes and continued investment in its infrastructure.

Ireland/Germany – In Ireland, the Company will continue to leverage its strong presence in the pensions market in 2007. It is expected that the Irish economy and wealth management market will remain buoyant in the coming year. This is expected to be partly driven by the maturing of a government subsidized savings program which will result in more funds being available in the market place. The emphasis in 2007 will be on retention of the maturing savings program, expanding distribution capabilities, including strengthening intermediary relationships and expanding our product range.

The fundamentals for growth in the German insurance sector are positive. The German market has relatively low levels of insurance penetration. This factor, combined with reductions in the state pension provision, create a significant growth potential in the German market and fund-based products in particular.

In December 2006, sales were at their highest levels since the December 2004 tax driven sales surge. Single premium and critical illness/disability sales were particularly strong in late 2006. It is expected that these trends, along with the movement from traditional personal pensions to occupational pensions will continue.

Canada Life is already a significant player in the fastest growing distribution segment (the broker market) and offers products in most of the fastest growing segments (occupational pensions, single premium pensions and disability) and is well positioned to benefit from the expected upturn in the market.


GREAT-WEST LIFECO INC.

Reinsurance

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. The $43 million after tax provision relating to expected losses arising from hurricane activity along the Gulf Coast of the United States and the $19 million reduction of provisions held in connection with 9/11 claims and benefits of $29 million arising from a reorganization of business carried on in London Life and General Reinsurance Company Limited, have been reclassified to a new Corporate line within the Europe segment.

Net income

In quarter

Net income was $44 million, an increase of $39 million compared to the same period in 2005. Excluding the unfavourable impact of currency translation, net income increased $43 million.

The 2006 results reflect higher renewal profits, lower new business strain, improved mortality and commutation gains partly offset by the strengthening of actuarial reserves.

The 2005 results also included an increase in life reinsurance mortality reserves offset by favourable investment experience and asset/liability matching and benefits arising from a reorganization of business carried on in London Life and General Reinsurance Company Limited.

Twelve months

Net income for the Reinsurance business unit was $121 million, an increase of $63 million from a year ago. Excluding the unfavourable impact of currency translation, net income was up 129%.

The 2006 results reflect higher renewal profits, lower new business strain, improved mortality and commutation gains partly offset by unfavourable morbidity experience and the strengthening of actuarial reserves.

The 2005 results also included favourable investment experience and asset/liability matching, benefits arising from a reorganization of business carried on in London Life and General Reinsurance Company Limited, partly offset by an increase in life reinsurance mortality reserves and an increase in provision for adverse development as well as a decrease in actuarial liabilities arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter

Premiums and deposits for the Reinsurance business unit were $1,452 million, a decrease of $454 million or 24% over the three months ended December 31, 2005. Sales were $1,378 million, a decrease of $451 million or 25% over the same period in 2005. The decrease is primarily due to new structured life contracts written in 2005 partly offset by commutation of structured life contracts in 2006.

Twelve months

Premiums and deposits for the Reinsurance business unit were $4,549 million, a decrease of $133 million or 3% over the twelve months ended December 31, 2005. Sales were $4,234 million, a decrease of $160 million or 4%. The decrease in premiums and deposits and sales is primarily due to new structured life contracts written in 2005, partially offset by a large payout annuity reinsurance contract written in 2006, as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

Outlook – Reinsurance

Refer to Cautionary Note regarding Forward-looking Information and Cautionary Note regarding Non-GAAP Financial Measures at the beginning of this document.

The U.S. life reinsurance industry is expected to grow modestly as cession rates stabilize. The reserving requirements imposed by U.S. Regulation XXX have caused a number of life reinsurers to develop cost effective long-term solutions that, depending on pricing, may offer insurers an alternative to developing an in-house approach. The Company expects continued growth in this line, building on the complementary strengths of Canada Life and LRG in innovative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market is expected to weaken through 2007 (in the absence of major loss events) due to the influx of new capacity seeking attractive returns. Technical pricing will likely remain above historic norms given the new reality of increased modeled loss exposures and more rigorous rating agency stress testing of capital positions.

The regulatory and business environment continues to influence how reinsurance counterparties conduct business.

The Company and subsidiaries are subject to legal actions and arbitrations arising in the normal course of business. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Company.

In one of the above-noted matters, the Company is involved in an ongoing arbitration relating to the interpretation of certain provisions of the reinsurance treaties. In another of the above-noted matters, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While the Company has obtained retrocession coverage for the treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. We understand that the provisions of this separate financial arrangement are also in dispute. The Company has established an actuarial liability provision for these two matters. While it is difficult to predict the outcome of these matters with certainty, based on information presently known, they are not expected to have a material adverse effect on the consolidated financial position of the Company.

Corporate

In the second quarter of 2006, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, certain non-continuing items relating to hurricane provisions and 9/11 claims experience as well as the results for non-core international businesses.

Net income

In quarter

The fourth quarter 2006 results included financing costs of $4 million partly offset by income from the non-continuing operations.

The fourth quarter 2005 results reflected a net provision of $33 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States and provisions and recoveries on arbitrations. This is partly mitigated by benefits of $29 million resulting from a reorganization of the Company's reinsurance operations. A block of life reinsurance business was transferred from Canada Life to a subsidiary of GWL&A in connection with the establishment of a new long-term letter of credit facility.

Twelve months

The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001 and financing costs of $10 million. This is primarily mitigated by other non-recurring items which in aggregate increased net income by $21 million.

The 2005 results reflect a net provision of $63 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States and provisions and recoveries on arbitrations partly offset by a $19 million reduction in provisions held for 9/11 claims and benefits of $29 million arising from a reorganization of the Company's reinsurance operations as noted in quarter.

LIFECO CORPORATE OPERATING RESULTS

OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2006	2005	2006	2005
Income:				
Premium income	$ –	$ –	$ –	$ –
Net investment income	(9)	3	18	(6)
Fee and other income	–	–	–	–
Total income	(9)	3	18	(6)
Benefits and expenses:				
Paid or credited to policyholders	–	–	–	–
Other	1	1	4	4
Restructuring costs	–	–	–	22
Amortization of finite life intangible assets	–	–	–	–
Net operating income before income taxes	(10)	2	14	(32)
Income taxes	–	–	29	4
Net income before non-controlling interests	(10)	2	(15)	(36)
Non-controlling interests	–	–	–	–
Net income – common shareholders	$ (10)	$ 2	$ (15)	$ (36)

In quarter

Corporate net income was a charge of $10 million compared to $2 million of income in 2005, comprised of the following after-tax charges: $3 million of U.S. withholding tax ($0 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $1 million of operating expense ($2 million in 2005) incurred at the Lifeco level, and $6 million of foreign exchange losses on the weakening of the Canadian dollar in quarter.

Twelve months

Corporate net income was a charge of $15 million compared to a charge of $36 million in 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($17 million in 2005), $14 million of U.S. withholding tax ($14 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, $3 million of operating expense ($5 million of income in 2005) incurred at the Lifeco level, and $11 million of foreign exchange gains offset by $6 million of tax charges ($0 million in 2005).

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at **www.sedar.com.**

FINANCIAL REPORTING RESPONSIBILITY

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The consolidated financial statements necessarily include amounts that are based on management's best estimates. These estimates are based on careful judgments and have been properly reflected in the consolidated financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with Canadian generally accepted accounting principles.

In carrying out its responsibilities, management maintains appropriate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements were approved by the Board of Directors, which has oversight responsibilities with respect to financial reporting. The Board of Directors carries out this responsibility principally through the Audit Committee, which is comprised of independent directors. The Audit Committee is charged with, among other things, the responsibility to:

- Review the interim and annual consolidated financial statements and report thereon to the Board of Directors.
- Review internal control procedures.
- Review the independence of the external auditors and the terms of their engagement and recommend the appointment and compensation of the external auditors to the Board of Directors.
- Review other audit, accounting and financial reporting matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to review their respective audit plans and to review their audit findings. The Committee is readily accessible to external and internal auditors.

The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company and Great-West Life & Annuity Insurance Company, appoints an Actuary who is a Fellow of the Canadian Institute of Actuaries. The Actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations and directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations. Examination of supporting data for accuracy and completeness and analysis of assets for their ability to support the policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the consolidated financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with Canadian generally accepted accounting principles.

Raymond L. McFeetors	**William W. Lovatt**	**Mitchell T.G. Graye**	**Alexandre J. Guertin**
President and Chief Executive Officer	Vice-President, Finance, Canada	Vice-President, Finance, United States	Vice-President, Finance, Europe

February 15, 2007

SUMMARY OF CONSOLIDATED OPERATIONS

(in $ millions except per share amounts)

For the years ended December 31	2006	2005
Income		
Premium income	$ 18,724	$ 16,058
Net investment income (note 3)	5,910	5,389
Fee and other income	2,688	2,424
	27,322	23,871
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	17,435
Commissions	1,401	1,284
Operating expenses	2,230	2,198
Premium taxes	259	238
Financing charges (note 8)	202	187
Amortization of finite life intangible assets	18	18
Restructuring costs (note 2)	–	22
Net income before income taxes	2,704	2,489
Income taxes – current	550	476
– future	65	125
Net income before non-controlling interests	2,089	1,888
Non-controlling interests (note 12)	162	113
Net income – shareholders	1,927	1,775
Perpetual preferred share dividends	52	33
Net income – common shareholders	$ 1,875	$ 1,742
Earnings per common share (note 16)		
Basic	$ 2.104	$ 1.955
Diluted	$ 2.089	$ 1.939

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEETS

(in $ millions)

For the years ended December 31	2006	2005
Assets		
Bonds (note 3)	$ 65,246	$ 59,298
Mortgage loans (note 3)	15,334	14,605
Stocks (note 3)	4,766	4,028
Real estate (note 3)	2,216	1,842
Loans to policyholders	6,776	6,646
Cash and cash equivalents	3,083	2,961
Funds held by ceding insurers	12,371	2,556
Goodwill (note 5)	5,444	5,323
Intangible assets (note 5)	1,575	1,457
Other assets (note 6)	3,652	3,445
Total assets	$ 120,463	$ 102,161
Liabilities		
Policy liabilities		
Actuarial liabilities (note 7)	$ 89,363	$ 71,263
Provision for claims	1,266	999
Provision for policyholder dividends	568	535
Provision for experience rating refunds	452	401
Policyholder funds	2,202	2,088
	93,851	75,286
Debentures and other debt instruments (note 9)	1,980	1,903
Funds held under reinsurance contracts	1,822	4,221
Other liabilities (note 10)	4,229	4,099
Repurchase agreements	997	1,023
Deferred net realized gains (note 3)	2,821	2,598
	105,700	89,130
Preferred shares (note 13)	756	787
Capital trust securities and debentures (note 11)	646	648
Non-controlling interests (note 12)		
Participating account surplus in subsidiaries	1,884	1,741
Preferred shares issued by subsidiaries	209	209
Perpetual preferred shares issued by subsidiaries	154	157
Share capital and surplus		
Share capital (note 13)		
Perpetual preferred shares	1,099	799
Common shares	4,676	4,660
Accumulated surplus	5,858	4,860
Contributed surplus	28	19
Currency translation account	(547)	(849)
	11,114	9,489
Liabilities, share capital and surplus	$ 120,463	$ 102,161

Approved by the Board:

Director Director

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS

(in $ millions)

For the years ended December 31	2006	2005
Accumulated surplus		
Balance, beginning of year	$ 4,860	$ 3,890
Net income	1,927	1,775
Repatriation of Canada Life seed capital from participating account (note 12)	–	2
Share issue costs – preferred shares	(6)	(6)
Common share cancellation excess	(45)	(46)
Dividends to shareholders		
Perpetual preferred shareholders	(52)	(33)
Common shareholders	(826)	(722)
Balance, end of year	$ 5,858	$ 4,860
Contributed surplus		
Balance, beginning of year	$ 19	$ 14
Stock option expense		
Current year expense (note 14)	10	5
Exercised	(1)	–
Balance, end of year	$ 28	$ 19
Currency translation account		
Balance, beginning of year	$ (849)	$ (426)
Change during the year	302	(423)
Balance, end of year	$ (547)	$ (849)

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in $ millions)

For the years ended December 31	2006	2005
Operations		
Net income	$ 1,927	$ 1,775
Adjustments:		
Change in policy liabilities	1,560	2,969
Change in funds held by ceding insurers	386	(219)
Change in funds held under reinsurance contracts	(141)	(543)
Change in current income taxes payable	(75)	(33)
Future income tax expense	65	125
Other	90	(123)
Cash flows from operations	3,812	3,951
Financing activities		
Issue of common shares	25	20
Issue of preferred shares	300	300
Purchased and cancelled common shares	(54)	(57)
Redemption of preferred shares	(31)	(10)
Issue of subordinated debentures in subsidiary	351	-
Repayment of subordinated debentures in subsidiary	(250)	-
Repayment five-year term facility	-	(150)
Repayment of debentures and other debt instruments	(22)	(7)
Share issue costs	(6)	(6)
Dividends paid	(878)	(755)
	(565)	(665)
Investment activities		
Bond sales and maturities	30,162	24,742
Mortgage loan repayments	2,147	2,045
Stock sales	1,334	1,500
Real estate sales	181	200
Change in loans to policyholders	(18)	(272)
Change in repurchase agreements	94	224
Acquisition of business (note 20)	1,467	22
Investment in bonds	(33,636)	(26,010)
Investment in mortgage loans	(2,792)	(2,381)
Investment in stocks	(1,713)	(1,993)
Investment in real estate	(631)	(588)
	(3,405)	(2,511)
Effect of changes in exchange rates on cash and cash equivalents	280	(286)
Increase in cash and cash equivalents	122	489
Cash and cash equivalents, beginning of year	2,961	2,472
Cash and cash equivalents, end of year	$ 3,083	$ 2,961
Supplementary cash flow information		
Income taxes paid	$ 496	$ 441
Interest paid	$ 216	$ 201

GREAT-WEST LIFECO INC.

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West Life) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The valuation of actuarial liabilities, income taxes and pension plans and other post retirement benefits are the most significant components of the Company's financial statements subject to management estimates. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $402 ($293 in 2005). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 5% per quarter on a declining-balance basis (see note 1(q)).

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $178 ($144 in 2005). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 3% per quarter on a declining-balance basis (see note 1(q)).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by discounting expected future cash flows based on expected dividends and where future cash flows cannot be readily determined, market value is estimated to be equal to cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Cash and Cash Equivalents

Cash and cash equivalents comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.

(c) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset, liability and capital positions, including revenues. Policy guidelines prohibit the use of derivative instruments for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 19.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

(d) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. The Currency Translation Account is presented separately on the Consolidated Balance Sheets. The Company may enter into certain daily average rate forward exchange contracts to manage volatility associated with the translation of a portion of revenues and investment in foreign operations into Canadian dollars. Foreign currency translation gains and losses on foreign currency transactions of the Company are included in net investment income and are not material to the financial statements of the Company.

(e) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

1. Basis of Presentation and Summary of Accounting Policies (cont'd)

(f) Funds Held by Ceding Insurers/Funds Held Under Reinsurance Contracts

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Company. Finite life intangible assets include the value of customer contracts and distribution channels. These intangible assets are amortized over their estimated useful lives, generally not exceeding 20 years and 30 years respectively. The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

(h) Revenue Recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from management services.

(i) Fixed Assets

Included in other assets are fixed assets that are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from 3 to 15 years. Amortization of fixed assets included in the Summary of Consolidated Operations is $77 ($77 in 2005).

(j) Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method (CALM). Actuarial liabilities of the Company are discussed in note 7.

(k) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantively enacted at the balance sheet date (see note 18).

(l) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(m) Pension Plans and Other Post Retirement Benefits

The Company's subsidiairies maintain contributory and non-contributory defined benefit pension plans for certain of its employees and advisors. The Company's subsidiairies also maintain defined contribution pension plans for certain of its employees and advisors. The cost of defined pension benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

The Company also provides post-retirement health, dental and life insurance benefits to eligible employees, advisors and their dependents. The cost of post-retirement health, dental and life insurance benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

(n) Stock Based Compensation

The Company follows the fair value based method of accounting for the valuation of compensation expense for options granted to employees under its stock option plan (see note 14). Compensation expense is recognized as an increase to compensation expense and an increase to contributed surplus over the vesting period of the granted options. When options are exercised, the proceeds received, along with the amount in contributed surplus, is transferred to share capital.

(o) Earnings Per Common Share

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding. The treasury stock method is used for calculating diluted earnings per common share (see note 16).

(p) Geographic Segmentation

The Company has significant operations in Canada, the United States and Europe. Reinsurance operations and operations in all countries other than Canada and the United States are reported as part of the Europe segment.

(q) New Accounting Requirements

Financial Instruments

Effective January 1, 2007, the Company will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option) (OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading will be reported in net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

The Company will measure certain investments, primarily investments actively traded in a public market, and certain financial liabilities at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net income. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net income. Investments backing shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other Comprehensive Income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net income. No change to the Company's method of accounting for real estate or loans is anticipated.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the Consolidated Balance Sheet (refer to note 19 for details of off-balance sheet derivatives at December 31, 2006). Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net income except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Life insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totaled $2,821 or $2,628 excluding real estate. Included in this total is $118 of losses realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in actuarial liabilities which will also flow through net income. Included in the $619 is $92 of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus which will not be offset by changes to actuarial liabilities.

On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions relating to the new guidance on hedges. The Company will complete its determination of the transition adjustment for hedges once the new transitional guidance is finalized.

(r) Comparative Figures

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

GREAT-WEST LIFECO INC.

2. Restructuring Costs

The plan to restructure and integrate the operations of Canada Life Financial Corporation (CLFC) with the Company's wholly owned subsidiaries Great-West Life, London Life Insurance Company (London Life) and GWL&A was completed at the end of 2005 at a total cost of $446. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101. Of this amount $22 before tax ($17 after tax) was charged to income and $79 was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs were related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

3. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2006		2005	
		Carrying value	Market value	Carrying value	Market value
Bonds	– government	$ 22,069	$ 22,702	$ 21,738	$ 22,956
	– corporate	43,177	43,996	37,560	38,962
		65,246	66,698	59,298	61,918
Mortgage loans	– residential	7,342	7,513	7,243	7,575
	– non-residential	7,992	8,257	7,362	7,702
		15,334	15,770	14,605	15,277
Stocks		4,766	5,566	4,028	4,639
Real estate		2,216	2,677	1,842	2,127
		$ 87,562	$ 90,711	$ 79,773	$ 83,961

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	Carrying value					
	Term to maturity					
2006	1 year or less	1–5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,958	$ –	$ –	$ 2,958	$ 2,693	2.7% – 5.3%
Bonds	4,155	16,966	41,210	62,331	64,995	2.1% – 17.1%
Mortgage loans	1,160	5,015	9,190	15,365	15,013	3.6% – 13.1%
	$ 8,273	$ 21,981	$ 50,400	$ 80,654	$ 82,701	

	Carrying value					
	Term to maturity					
2005	1 year or less	1–5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,133	$ –	$ –	$ 2,133	$ 2,131	1.0% – 4.3%
Bonds	3,137	16,942	37,174	57,253	60,784	0.3% – 16.8%
Mortgage loans	332	5,323	8,981	14,636	14,235	3.0% – 13.5%
	$ 5,602	$ 22,265	$ 46,155	$ 74,022	$ 77,150	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2006	2005
Bonds	$ 79	$ 137
Mortgage loans	28	17
Foreclosed real estate	–	11
	$ 107	$ 165

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2006	2005
Bonds & mortgage loans	$ 74	$ 119

(iii) Changes in the allowance for credit losses are as follows:

	2006	2005
Balance, beginning of year	$ 119	$ 190
Net provision (recoveries) for credit losses – in year	(31)	7
Write-offs, net of recoveries	(13)	(75)
Other (including foreign exchange rate changes)	(1)	(3)
Balance, end of year	$ 74	$ 119

The allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

(d) Also included in portfolio investments are modified/restructured loans of $12 ($37 in 2005) that are performing in accordance with their current terms.

(e) Net investment income is comprised of the following:

2006	Investment income earned	Amortization of net realized and unrealized gains	(Provision) recovery for credit losses	Investment expenses	Net investment income
Bonds	$ 3,641	$ 247	$ 30	$ –	$ 3,918
Mortgage loans	869	47	1	–	917
Stocks	140	261	–	–	401
Real estate	112	64	–	–	176
Other	566	–	–	(68)	498
	$ 5,328	$ 619	$ 31	$ (68)	$ 5,910

2005	Investment income earned	Amortization of net realized and unrealized gains	(Provision) recovery for credit losses	Investment expenses	Net investment income
Bonds	$ 3,226	$ 253	$ (19)	$ –	$ 3,460
Mortgage loans	892	53	12	–	957
Stocks	126	232	–	–	358
Real estate	125	46	–	–	171
Other	499	–	–	(56)	443
	$ 4,868	$ 584	$ (7)	$ (56)	$ 5,389

(f) The balance of deferred net realized gains is comprised of the following:

	2006			
	Participating surplus and liabilities	Non-participating Liabilities	Non-participating Capital and surplus	Total
Bonds	$ 548	$ 1,638	$ (220)	$ 1,966
Mortgage loans	29	141	1	171
Stocks	339	51	101	491
Real estate	114	37	42	193
	$ 1,030	$ 1,867	$ (76)	$ 2,821

GREAT-WEST LIFECO INC.

3. Portfolio Investments (cont'd)

	2005			
	Participating surplus and liabilities	Non-participating Liabilities	Non-participating Capital and surplus	Total
Bonds	$ 562	$ 1,234	$ 38	$ 1,834
Mortgage loans	23	122	6	151
Stocks	278	30	132	440
Real estate	98	32	43	173
	$ 961	$ 1,418	$ 219	$ 2,598

4. Pledging of Assets

The amount of assets which have a security interest by way of pledging is $5 ($10 in 2005), all of which is in respect of derivative transactions.

5. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2006	2005
Balance, beginning of year	$ 5,323	$ 5,324
Acquisitions (note 20)	117	–
Other acquisitions	2	–
Changes in foreign exchange rates	2	(1)
Balance, end of year	$ 5,444	$ 5,323
Canada	$ 3,771	$ 3,769
United States	169	50
Europe	1,504	1,504
	$ 5,444	$ 5,323

The Canada Life Assurance Company (Canada Life) paid additional consideration, based on certain performance targets achieved in 2006, for an investment subsidiairy first acquired in 2003. This resulted in an increase in goodwill of $2.

The goodwill arising from acquisitions in the Company's United States segment (note 20) may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

(b) Intangible Assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2006	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
– Brands and trademarks	$ 410	$ –	$ –	$ 410
– Customer contract related	354	–	–	354
– Shareholder portion of acquired future Participating account profits	354	–	–	354
	1,118	–	–	1,118
Finite life intangible assets				
– Customer contract related	388	(49)	1	340
– Distribution channels	130	(12)	(1)	117
	518	(61)	–	457
Total	$ 1,636	$ (61)	$ –	$ 1,575

GREAT-WEST LIFECO INC.

2005	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
– Brands and trademarks	$ 410	$ –	$ (16)	$ 394
– Customer contract related	354	–	–	354
– Shareholder portion of acquired future Participating account profits	354	–	–	354
	1,118	–	(16)	1,102
Finite life intangible assets				
– Customer contract related	285	(35)	(2)	248
– Distribution channels	127	(8)	(12)	107
	412	(43)	(14)	355
Total	$ 1,530	$ (43)	$ (30)	$ 1,457

During 2006, in connection with the acquisitions in the Company's United States segment (note 20), the Company acquired approximately $100 of customer contract related finite life intangible assets and $4 in distribution related finite life intangible assets. The value assigned to these intangible assets may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

6. Other Assets

Other assets consist of the following:

	2006	2005
Premiums in course of collection	$ 566	$ 623
Interest due and accrued	1,009	893
Future income taxes (note 18)	304	363
Fixed assets	263	279
Prepaid expenses	64	76
Accounts receivable	754	716
Accrued pension asset (note 15)	189	179
Other	503	316
	$ 3,652	$ 3,445

7. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	Participating		Non-participating		Total	
	2006	2005	2006	2005	2006	2005
Canada	$ 17,573	$ 16,622	$ 17,248	$ 15,946	$ 34,821	$ 32,568
United States	8,107	7,822	14,492	12,839	22,599	20,661
Europe	1,853	1,677	30,090	16,357	31,943	18,034
Total	$ 27,533	$ 26,121	$ 61,830	$ 45,142	$ 89,363	$ 71,263

(ii) The composition of the assets supporting liabilities and surplus is as follows:

2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,928	$ 5,019	$ 2,313	$ 112	$ 7,161	$ 27,533
Non-participating						
Canada	10,983	4,661	681	7	916	17,248
United States	12,825	1,497	–	–	170	14,492
Europe	14,354	1,449	236	1,164	12,887	30,090
Other	9,599	2,555	747	287	6,798	19,986
Capital and surplus	4,557	153	789	646	4,969	11,114
Total carrying value	$ 65,246	$ 15,334	$ 4,766	$ 2,216	$ 32,901	$ 120,463
Fair value	$ 66,698	$ 15,770	$ 5,566	$ 2,677	$ 32,901	$ 123,612

GREAT-WEST LIFECO INC.

7. Actuarial Liabilities (cont'd)

	2005					
	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,164	$ 4,707	$ 1,845	$ 110	$ 7,295	$ 26,121
Non-participating						
Canada	10,347	4,579	586	8	426	15,946
United States	10,696	1,590	19	–	534	12,839
Europe	11,363	660	162	669	3,503	16,357
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	$ 59,298	$ 14,605	$ 4,028	$ 1,842	$ 22,388	$ 102,161
Fair value	$ 61,918	$ 15,277	$ 4,639	$ 2,127	$ 22,388	$ 106,349

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

(b) Changes in Actuarial Liabilities

The change in actuarial liabilities during the year was the result of the following business activities and changes in actuarial estimates:

	Participating		Non-participating		Total	
	2006	2005	2006	2005	2006	2005
Balance, beginning of year	**$ 26,121**	$ 25,085	**$ 45,142**	$ 40,737	**$ 71,263**	$ 65,822
Impact of new business	**7**	4	**2,929**	3,186	**2,936**	3,190
Normal change in force	**1,150**	1,415	**(2,433)**	(1,571)	**(1,283)**	(156)
Impact of assumption changes	**79**	50	**(117)**	19	**(38)**	69
Business movement from/to affiliates	**–**	–	**–**	(38)	**–**	(38)
Business movement from/to external parties	**–**	–	**13,580**	4,803	**13,580**	4,803
Impact of foreign exchange rate changes	**176**	(433)	**2,729**	(1,994)	**2,905**	(2,427)
Balance, end of year	**$ 27,533**	$ 26,121	**$ 61,830**	$ 45,142	**$ 89,363**	$ 71,263

In 2006 the acquisition of a large block of annuity business in the United Kingdom, and the acquisition of two blocks of largely 401(k) business in the United States were the major contributors to the growth in actuarial liabilities.

Non-participating actuarial liabilities decreased by $117 in 2006 due to assumption changes. This decrease was primarily due to improvements in mortality ($72 decrease), improvements in morbidity ($63 decrease), and improvement in expenses ($62 decrease) partially offset by strengthened provisions for asset liability matching (increase of $88) and an increase required in the adverse development reserve provisions in London Reinsurance Group Inc. (LRG) (increase of $21).

Participating actuarial liabilities increased by $79 in 2006 due to assumption changes. This increase was primarily due to an increase in the provision for future policyholder dividends ($184) partially offset by improved investment assumptions ($60 decrease), improved life mortality ($18 decrease) and improved expenses ($18 decrease).

In 2005 the acquisition of a large block of annuity business in the United Kingdom was the major contributor to the growth in actuarial liabilities.

Non-participating actuarial liabilities increased by $19 in 2005 due to assumption changes. This increase was primarily due to strengthened mortality assumptions ($151 increase), and increased litigation reserves ($33) partially offset by improvements in asset liability matching ($103 decrease) and improvements in modeling ($67 decrease).

Participating actuarial liabilities increased by $50 in 2005 due to assumption changes. This increase was primarily due to lower investment returns ($135 increase) and a reclassification between provisions for dividends and actuarial liabilities for Canada Life ($62 increase) partially offset by improved mortality ($61 decrease) and reduced expenses ($61 decrease).

(c) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality – A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $89.

Morbidity – The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. For products for which morbidity is a significant assumption a 1% adverse change in the best estimate assumptions would increase non-participating actuarial liabilities by approximately $44.

Property and casualty reinsurance – Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns – The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in CALM to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will impact the projected cash flows. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by approximately $74 and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by approximately $295. The level of actuarial liabilities established under CALM provides for interest rate movements significantly greater than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease non-participating actuarial liabilities by approximately $5, primarily as a result of equities backing long-tail liabilities. A 10% decrease in equity markets would be expected to increase non-participating actuarial liabilities by approximately $5, primarily as a result of equities backing long-tail liabilities.

Expenses – Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses consistent with the interest rate scenarios projected under CALM. A 10 % increase in the best estimate maintenance unit expense assumption Company wide would increase the non-participating actuarial liabilities by approximately $135.

Policy termination – Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. A 10% adverse change in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281.

Policyholder dividends – Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is our expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

(d) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

7. Actuarial Liabilities (cont'd)

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged .15% (.18% in 2005). The calculation for future credit losses on assets is based on the credit quality of the underlying asset portfolio.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2006	2005
Participating	$ 441	$ 570
Non-participating	859	608
	$ 1,300	$ 1,178

(iii) Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	2006	2005
Participating	$ 69	$ 109
Non-participating	4,114	6,537
	$ 4,183	$ 6,646

Certain of the reinsurance contracts are on a funds withheld basis where the Company retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

8. Financing Charges

Financing charges consist of the following:

	2006	2005
Interest on long-term debentures and other debt instruments	$ 119	$ 111
Preferred share dividends	37	38
Interest on capital trust debentures	49	49
Other	9	1
Distributions on capital trust securities held by consolidated group as temporary investments	(12)	(12)
Total	$ 202	$ 187

9. Debentures and Other Debt Instruments

(a) Debentures and other debt instruments consist of the following:

	2006		2005	
	Carrying value	Fair value	Carrying value	Fair value
Short term				
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.3% (4.0% to 5.0% in 2005)	$ 110	$ 110	$ 112	$ 112
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (5.0% to 5.2% in 2005)	1	1	14	14
Total short term	111	111	126	126
Long term				
Operating				
Notes payable with interest of 8.0%	8	8	9	9
Capital				
Lifeco				
6.75% Debentures due August 10, 2015, unsecured	200	216	200	221
6.14% Debentures due March 21, 2018, unsecured	200	224	200	227
6.74% Debentures due November 24, 2031, unsecured	200	246	200	250
6.67% Debentures due March 21, 2033, unsecured	400	490	400	497
	1,000	1,176	1,000	1,195
Canada Life				
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	–	–	250	257
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	205	200	208
6.40% Subordinated debentures due December 11, 2028	100	117	100	119
Acquisition related fair market value adjustment	5	–	13	–
	305	322	563	584
Great-West Life & Annuity Insurance Capital, LP				
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	205	206	205	212
Great-West Life & Annuity Insurance Capital, LP II				
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	351	373	–	–
Total long term	1,869	2,085	1,777	2,000
Total debentures and other debt instruments	$ 1,980	$ 2,196	$ 1,903	$ 2,126

On September 19, 2006 Canada Life repaid the $250 principal of the 8% subordinated debentures.

During the second quarter of 2006, the Company issued $351 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

(b) Principal repayments of long term debentures and other debt instruments

	Operating	Capital	Total
2007	$ 1	$ –	$ 1
2008	1	–	1
2009	1	–	1
2010	1	–	1
2011	1	–	1
2012 and thereafter	3	1,856	1,859
	$ 8	$ 1,856	$ 1,864

GREAT-WEST LIFECO INC.

10. Other Liabilities

Other liabilities consist of the following:

	2006	2005
Current income taxes	$ 308	$ 374
Accounts payable	459	511
Post-retirement benefits provision (note 15)	520	508
Bank overdraft	446	449
Future income taxes (note 18)	369	317
Other	2,127	1,940
	$ 4,229	$ 4,099

11. Capital Trust Securities and Debentures

	2006	2005
Capital trust debentures:		
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150
	800	800
Acquisition related fair market value adjustment	31	34
Trust securities held by consolidated group as temporary investments	(185)	(186)
Total	$ 646	$ 648

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Distributions and interest on the capital trust securities are classified as financing charges on the Summary of Consolidated Operations (see note 8).

12. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life, Canada Life and GWL&A at December 31, 2006 and December 31, 2005.

(a) The non-controlling interests of GWL&A, Great-West Life, London Life, Canada Life and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	2006	2005
Participating account		
Net income attributable to participating account before policyholder dividends		
Great-West Life	$ 102	$ 110
London Life	698	620
Canada Life	192	128
GWL&A	129	134
Policyholder dividends		
Great-West Life	(104)	(98)
London Life	(572)	(548)
Canada Life	(184)	(118)
GWL&A	(118)	(134)
Net income – participating account	143	94
Preferred shareholder dividends of subsidiaries	19	19
Total	$ 162	$ 113

(b) The carrying value of non-controlling interests consist of the following:

	2006	2005
Participating account surplus:		
Great-West Life	$ 370	$ 372
London Life	1,275	1,151
Canada Life	35	25
GWL&A	204	193
	$ 1,884	$ 1,741
Preferred shares issued by subsidiaries:		
Great-West Life Series L, 5.20% Non-Cumulative	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	9	12
	$ 154	$ 157

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating account of Canada Life. In accordance with the Conversion Proposal of Canada Life and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During 2005, following OSFI approval, $2 of seed capital related to the Bahamas open block of the Canada Life participating account was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $2 and a decrease in non-controlling interests of $2.

13. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,

Unlimited Common Shares

	2006		2005	
	Number	Stated value	Number	Stated value
Issued and outstanding				
Preferred shares:				
Classified as liabilities				
Series D, 4.70% Non-Cumulative First Preferred Shares	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	22,282,215	557	23,499,915	588
	30,261,115	$ 756	31,478,815	$ 787
Perpetual preferred shares:				
Classified as equity				
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	12,000,000	300	–	–
	43,957,001	$ 1,099	31,957,001	$ 799
Common shares:				
Balance, beginning of year	890,689,076	$ 4,660	890,592,348	$ 4,651
Purchased and cancelled under Normal Course Issuer Bid	(1,847,300)	(9)	(2,012,600)	(11)
Issued under Stock Option Plan	2,310,013	25	2,109,328	20
Balance, end of period	891,151,789	$ 4,676	890,689,076	$ 4,660

GREAT-WEST LIFECO INC.

13. Share Capital (cont'd)

Preferred shares:

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after March 31, 2009 for $25 per share plus a premium if the shares are redeemed before March 31, 2011 or are convertible to variable amount of common shares of the Company at the option of the Company on or after March 31, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after March 31, 2014.

The Series E, 4.80% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2009 for $25 per share plus a premium if the shares are redeemed before September 30, 2012 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after September 30, 2013.

The Series F, 5.90% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2008 for $25 per share plus a premium if the shares are redeemed before September 30, 2012.

The Series H, 4.85% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2010 for $25 per share plus a premium if the shares are redeemed before September 30, 2010.

The Series G, 5.20% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after December 31, 2009 for $25 per share plus a premium if the shares are redeemed before December 31, 2015.

During 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During 2006, the Company announced a Normal Course Issuer Bid commencing December 1, 2006 and terminating November 30, 2007 to purchase for cancellation up to but not more than 790,000 Non-Cumulative First Preferred Shares, Series D, and 2,000,000 Non-Cumulative First Preferred Shares, Series E. During 2006, 1,217,700 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $33 or an average of $27.39 per share. During 2005, 21,100 Series D 4.70% Non-Cumulative First Preferred Shares, and 368,200 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 and $10 or an average of $27.23 and $28.10 per share, respectively. The price in excess of stated value was charged to income.

Common shares:

During 2006, 1,847,300 (2,012,600 in 2005) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $54 ($57 in 2005) or $29.58 ($28.32 in 2005) per share and the price in excess of stated value was charged to surplus.

14. Stock Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 37,000,000.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2006		2005	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	18,681,648	$ 17.09	17,945,976	$ 12.81
Granted	50,000	28.36	3,072,000	29.69
Exercised	(2,310,013)	10.47	(2,109,328)	9.11
Forfeited	(424,700)	21.65	(227,000)	19.02
Outstanding, end of year	15,996,935	$ 17.96	18,681,648	$ 17.09
Options exercisable at year-end	12,265,402	$ 15.41	11,976,636	$ 13.39

The weighted average fair value of options granted during 2006 was $5.48 per option ($6.01 per option granted during 2005). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2006 and 2005 respectively: dividend yield 3.16% (2.95%), expected volatility 19.94% (21.13%), risk-free interest rate 4.36% (4.00%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting, compensation expense of $10 after tax in 2006 ($5 in 2005) has been recognized in the Summary of Consolidated Operations.

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2006:

	Outstanding			Exercisable		
Exercise price ranges	Options	Weighted-average remaining contractual life	Weighted-average exercise price	Options	Weighted-average exercise price	Expiry
$8.12 – $8.38	466,232	0.50	8.12	466,232	8.12	2007
$10.12 – $11.14	1,359,500	1.28	11.05	1,359,500	11.05	2008
$11.06 – $13.63	410,600	1.84	12.60	410,600	12.60	2009
$10.11 – $16.48	4,987,304	3.49	12.66	4,987,304	12.66	2010
$17.14 – $17.70	1,728,302	4.84	17.20	1,728,302	17.20	2011
$17.20	297,000	5.58	17.20	237,600	17.20	2012
$18.84 – $20.83	3,062,997	6.47	19.38	2,049,864	19.38	2013
$24.17 – $25.12	733,000	7.36	24.96	445,600	25.01	2014
$28.26 – $29.84	2,902,000	8.95	29.74	580,400	29.74	2015
$28.36	50,000	9.41	28.36	–	–	2016

15. Pension Plans and Other Post-Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain of its employees and advisors. The Company's subsidiaries also maintain defined contribution pension plans for certain of its employees and advisors.

The defined benefit pension plans provide pensions based on length of service and final average pay. Certain pension payments are indexed either on an ad hoc basis or a guaranteed basis. Effective 2006, the determination of the accrued benefit obligation reflects only pension benefits guaranteed under the terms of the plans, resulting in a negative past service cost. As future salary levels affect the amount of future employee benefits, the projected benefit method prorated on service has been used to determine the accrued benefit obligation. The assets supporting the funded pension plans are held in separate trusteed pension funds and are valued at fair value. The obligations for the unfunded plans are included in other liabilities and are supported by general assets. The recognized current cost of pension benefits is charged to earnings.

The defined contribution pension plans provide pension benefits based on accumulated employee and Company contributions. Company contributions to these plans are a set percentage of employees' annual income and may be subject to certain vesting requirements.

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, advisors and their dependents. Retirees share in the cost of benefits through deductibles, co-insurance and caps on benefits. As the amount of some of the post-retirement benefits other than pensions depend on future salary levels and future cost escalation, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. These post-retirement benefits are not pre-funded and the amount of the obligation for these benefits is included in other liabilities and is supported by general assets. The recognized current cost of post-retirement non-pension benefits is charged to earnings. In 2005, the terms of the post-retirement health, dental and life insurance plans were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This resulted in a negative past service cost which is being amortized over the average remaining service lives of these certain active employees. In 2005, a curtailment was recognized to reflect the impact of the changes in the Canadian plans' eligibility requirements.

Past service costs for pension plans and other post-retirement benefits are amortized over the period in which the economic benefit is realized, usually over the expected average remaining service life of the affected employee/advisor group. Transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/advisor group. Prior years' cumulative experience gains or losses in excess of the greater of 10% of the beginning of year plan assets and accrued benefit obligation are amortized over the expected average remaining service life of the employee/advisor group.

Subsidiaries of the Company have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups. Based on information presently known, due to the significant uncertainty with regard to the issues, no reasonable estimate of the outcome can be made. Accordingly, the Company's subsidiaries have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Company.

15. Pension Plans and Other Post-Retirement Benefits (cont'd)

The following tables reflect the financial position of the Company's contributory and non-contributory defined benefit pension plans at December 31, 2006 and 2005:

(a) Costs Recognized

	All pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Amounts arising from events in the period				
Defined benefit service cost	$ 87	$ 81	$ 6	$ 15
Defined contribution service cost	11	11	–	–
Employee contributions	(11)	(10)	–	–
Employer service cost	87	82	6	15
Past service cost	(160)	6	–	(103)
Interest cost on the accrued benefit obligation	158	161	21	29
Actual return on plan assets	(337)	(346)	–	–
Actuarial (gain) loss on accrued benefit obligation	46	230	(14)	78
Curtailment gain	(1)	–	–	(6)
Settlement loss	3	5	–	–
Cost incurred	(204)	138	13	13
Adjustments to reflect costs recognized				
Difference between actual and expected return on plan assets	159	165	–	–
Difference between actuarial gains (losses) arising during the period and actuarial gains (losses) amortized	(38)	(225)	18	(74)
Amortization of transitional obligations	1	1	–	–
Difference between past service costs arising in period and past service costs amortized	165	(1)	(12)	100
Decrease in valuation allowance	(2)	(11)	–	–
Net benefit cost recognized for the period	$ 81	$ 67	$ 19	$ 39

(b) Status

	Defined benefit pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Fair value of plan assets	$ 3,218	$ 2,898	$ –	$ –
Accrued benefit obligation	(3,031)	(2,995)	(398)	(402)
Funded status	187	(97)	(398)	(402)
Employer contributions after measurement date	4	7	1	1
Unamortized past service costs	(140)	25	(108)	(120)
Unamortized net losses	105	221	69	88
Unamortized transitional obligation	4	5	–	–
Valuation allowance	(55)	(57)	–	–
Accrued benefit asset (liability)	$ 105	$ 104	$ (436)	$ (433)
Recorded in:				
Other assets	$ 189	$ 179	$ –	$ –
Other liabilities	(84)	(75)	(436)	(433)
Accrued benefit asset (liability)	$ 105	$ 104	$ (436)	$ (433)

(c) Plans with Accrued Benefit Obligations in Excess of Plan Assets

	Defined benefit pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Plans with plan assets				
Fair value of plan assets	$ 684	$ 1,818		
Accrued benefit obligation	(858)	(2,075)		
Plan deficit	$ (174)	$ (257)		
Plans without plan assets				
Fair value of plan assets	$ –	$ –	$ –	$ –
Accrued benefit obligation	(191)	(195)	(398)	(402)
Plan deficit	$ (191)	$ (195)	$ (398)	$ (402)

The above plans' assets and accrued benefit obligations are disclosed separately as the accrued benefit obligations exceed the fair value of the plans' assets. These amounts have been included in previously aggregated results.

(d) Measurement and Valuation

Measurement date is November 30. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

Most recent valuation	% of plans
December 31, 2003	25%
April 1, 2004	5%
December 31, 2004	33%
December 31, 2005	37%

Next required valuation	% of plans
December 31, 2006	32%
April 1, 2007	5%
December 31, 2007	45%
December 31, 2008	18%

The fair value of assets is used to determine the expected return on assets.

(e) Cash Payments

	All pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Contributions – Funded defined benefit plans	$ 74	$ 32	$ –	$ –
– Funded defined contribution plans	11	11	–	–
Benefits paid for unfunded plans	6	6	17	16
Total cash payment	$ 91	$ 49	$ 17	$ 16

(f) Reconciliations

		Defined benefit pension plans		Other post-retirement benefits	
		2006	2005	2006	2005
(i)	Accrued benefit obligation, beginning of year	$ 2,995	$ 2,712	$ 402	$ 479
	Adjustment to opening balance	–	1	–	–
	Employer current service cost	76	71	6	15
	Employee contributions	11	10	–	–
	Interest on accrued benefit obligation	158	161	21	29
	Actuarial (gains) losses	46	230	(14)	78
	Benefits paid	(133)	(122)	(17)	(16)
	Past service cost	(160)	6	–	(103)
	Curtailment	(1)	–	–	(81)
	Settlement	(15)	(14)	–	–
	Foreign exchange rate changes	54	(60)	–	1
	Accrued benefit obligation, end of year	$ 3,031	$ 2,995	$ 398	$ 402
(ii)	Fair value of assets, beginning of year	$ 2,898	$ 2,689	$ –	$ –
	Adjustments to opening balance	–	2	–	–
	Employee contributions	11	10	–	–
	Employer contributions	83	32	17	16
	Return on plan assets	337	346	–	–
	Benefits paid	(133)	(122)	(17)	(16)
	Settlement	(18)	(18)	–	–
	Foreign exchange rate changes	40	(41)	–	–
	Fair value of assets, end of year	$ 3,218	$ 2,898	$ –	$ –

(g) Asset Allocation by Major Category Weighted by Plan Assets

	Defined benefit pension plans	
	2006	2005
Equity securities	52%	51%
Debt securities	36%	38%
Real estate	5%	4%
All other assets	7%	7%
	100%	100%

No plan assets are directly invested in the Company's or related parties' securities. Nominal amounts may be invested in the Company's or related parties' securities through investment in pooled funds.

15. Pension Plans and Other Post-Retirement Benefits (cont'd)

(h) Significant Assumptions

	Defined benefit pension plans		Other post-retirement benefits	
	2006	2005	2006	2005
Weighted average assumptions used to determine benefit cost				
Discount rate	5.26%	5.94%	5.27%	6.22%
Expected long-term rate of return on plan assets	6.19%	6.83%	–	–
Rate of compensation increase	4.21%	4.89%	4.31%	5.01%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.12%	5.26%	5.05%	5.27%
Rate of compensation increase	4.13%	4.21%	4.22%	4.31%

Weighted average health care trend rates

In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate which would gradually decrease to an ultimate trend rate.

	2006	2005
Initial health care trend rate	6.74%	7.17%
Ultimate health care trend rate	4.75%	4.73%
Initial year	2007	2005
Year ultimate trend rate is reached	2011	2010

(i) Impact of Changes to Assumed Health Care Rates – Other Post-Retirement Benefits

	Impact on end of year accrued post-retirement benefit obligation		Impact on post-retirement benefit service and interest cost	
	2006	2005	2006	2005
1% increase in assumed health care cost trend rate	$ 44	$ 44	$ 3	$ 8
1% decrease in assumed health care cost trend rate	(35)	(37)	(3)	(6)

16. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2006	2005
(a) Earnings		
Net income – common shareholders	$ 1,875	$ 1,742
(b) Number of common shares		
Average number of common shares outstanding	891,050,178	890,947,683
Add:		
– Potential exercise of outstanding stock options	6,675,663	7,383,324
Average number of common shares outstanding – diluted basis	897,725,841	898,331,007
Earnings per common share		
Basic	$ 2.104	$ 1.955
Diluted	$ 2.089	$ 1.939

17. Related Party Transactions

In the normal course of business, Great-West Life provided insurance benefits to other companies within the Power Financial Corporation, Lifeco's parent, group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West Life provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West Life also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2006, 9,205,933 shares of IGM were held by the Company as an investment (9,206,243 in 2005). The fair value of the investment in IGM at December 31, 2006 is $452 ($425 in 2005). At December 31, 2006 the Company held $13 ($13 in 2005) principal amount of debentures issued by IGM.

During 2006, Great-West Life, London Life, Canada Life and segregated funds maintained by London Life purchased residential mortgages of $292 from IGM ($123 in 2005). Great-West Life and London Life sold residential mortgages of $4 ($6 in 2005) to segregated funds maintained by Great-West Life and $96 ($46 in 2005) to segregated funds maintained by London Life. London Life and Canada Life purchased commercial mortgages of $32 from segregated funds maintained by London Life. All transactions were at market terms and conditions.

During 2006, GWL&A received $76 of funds ($440 in 2005) that were invested by affiliated mutual funds and other investment options of the Company's segregated funds. The Company recorded this transaction as premium income in the general account. All transactions were market terms and conditions.

18. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2006	2005
Policy liabilities	$ 502	$ 662
Portfolio investments	(362)	(432)
Other	(205)	(184)
Future income taxes receivable (payable)	$ (65)	$ 46
Recorded in		
Other assets	$ 304	$ 363
Other liabilities	(369)	(317)
	$ (65)	$ 46

(b) The Company's effective income tax rate is derived as follows:

	2006	2005
Combined basic Canadian federal and provincial tax rate	35.0%	35.5%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(4.5)	(5.4)
Lower effective tax rates on income not subject to tax in Canada	(4.8)	(5.0)
Large corporations tax	–	0.2
Miscellaneous	(2.4)	(1.1)
Impact of rate changes on future income taxes	(0.6)	–
Effective income tax rate applicable to current year	22.7%	24.2%

The 2006 effective income tax rate reflects the impact of the reduction in Canadian federal and provincial income tax rates on future income taxes.

At December 31, 2006, the Company had tax loss carryforwards, primarily in Canada, totalling $1,225 ($1,087 in 2005). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $356 ($386 in 2005) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable.

19. Derivative Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2006	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures – long	$ 146	$ –	$ –	$ –	$ –
Futures – short	62	–	–	–	–
Interest rate swaps	1,851	109	12	121	35
Options purchased	624	62	9	71	14
	2,683	171	21	192	49
Foreign exchange contracts					
Forward contracts	1,024	3	10	13	3
Cross-currency swaps	4,346	437	285	722	143
	5,370	440	295	735	146
Other derivative contracts					
Equity contracts	177	12	9	21	4
Credit default swaps	88	–	–	–	2
	265	12	9	21	6
	$ 8,318	$ 623	$ 325	$ 948	$ 201

19. Derivative Financial Instruments (cont'd)

2005	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures – long	$ 30	$ –	$ –	$ –	$ –
Futures – short	308	–	–	–	–
Interest rate swaps	1,696	113	11	124	36
Options written	26	–	–	–	–
Options purchased	547	72	8	80	15
	2,607	185	19	204	51
Foreign exchange contracts					
Forward contracts	775	11	8	19	4
Cross-currency swaps	3,827	534	251	785	159
	4,602	545	259	804	163
Other derivative contracts					
Equity contracts	321	7	17	24	5
Credit default swaps	88	1	7	8	1
	409	8	24	32	6
	$ 7,618	$ 738	$ 302	$ 1,040	$ 220

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

	Contracts held for asset/liability management				Contracts held for other purposes			
	Notional amount				Notional amount			
2006	1 year or less	1–5 years	Over 5 years	Total estimated fair value	1 year or less	1–5 years	Over 5 years	Total estimated fair value
Interest rate contracts								
Futures – long	$ 146	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Futures – short	62	–	–	–	–	–	–	–
Interest rate swaps	902	182	767	96	–	–	–	–
Options purchased	–	–	624	62	–	–	–	–
	1,110	182	1,391	158	–	–	–	–
Foreign exchange contracts								
Forward contracts	40	–	–	–	984	–	–	(47)
Cross-currency swaps	267	850	3,154	339	23	52	–	8
	307	850	3,154	339	1,007	52	–	(39)
Other derivative contracts								
Equity contracts	161	–	16	(5)	–	–	–	–
Credit default swaps	–	88	–	–	–	–	–	–
	161	88	16	(5)	–	–	–	–
	$ 1,578	$ 1,120	$ 4,561	$ 492	$ 1,007	$ 52	$ –	$ (39)

2005	Contracts held for asset/liability management: Notional amount: 1 year or less	1–5 years	Over 5 years	Total estimated fair value	Contracts held for other purposes: Notional amount: 1 year or less	1–5 years	Over 5 years	Total estimated fair value
Interest rate contracts								
Futures – long	$ 30	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Futures – short	308	–	–	–	–	–	–	–
Interest rate swaps	801	263	632	97	–	–	–	–
Options written	26	–	–	–	–	–	–	–
Options purchased	–	–	547	72	–	–	–	–
	1,165	263	1,179	169	–	–	–	–
Foreign exchange contracts								
Forward contracts	39	–	–	–	736	–	–	6
Cross-currency swaps	123	987	2,622	475	20	75	–	21
	162	987	2,622	475	756	75	–	27
Other derivative contracts								
Equity contracts	171	–	–	7	150	–	–	(4)
Credit default swaps	–	88	–	1	–	–	–	–
	171	88	–	8	150	–	–	(4)
	$ 1,498	$ 1,338	$ 3,801	$ 652	$ 906	$ 75	$ –	$ 23

(c) ***Interest Rate Contracts***

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. Realized gains and losses associated with these derivatives are deferred and amortized to net investment income.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Foreign Exchange Contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in net investment income and in 2006, gains net of tax were $0 ($67 net of tax in 2005). The gains and losses on contracts related to net investment in foreign operations are included in the currency translation account which is part of capital stock and surplus. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Other Derivative Contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the gain or loss on the underlying investment is recognized.

20. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer closed on February 9, 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the consolidated balance sheet at December 31, 2006.

(b) On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a coinsurance basis and the segregated account business totalling $1.7 billion (U.S. $1.5 billion) of policyholder liabilities on a modified co-insurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three year period.

Under the modified-coinsurance agreement, MetLife retains the approximately $2.6 billion (U.S. $2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (U.S. $3.4 billion) of participant account values for which it will provide administrative services and recordkeeping functions and receive fee income.

(c) On December 29, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans which represent more than $10.5 billion (U.S. $9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

(d) On November 30, 2006, GWL&A acquired all outstanding common shares of Indiana Healthcare Network, Inc. (IHN).

(e) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. The transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of the Company.

(f) During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the consolidated balance sheet.

21. Reinsurance Transaction

(a) During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

(b) During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long term disability business. The recaptured premiums of $1,560 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

22. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, there are proposed class proceedings in Ontario regarding the participation of the London Life and Great-West Life participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West Life. It is difficult to predict the outcome of these proceedings with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

Subsidiaries of the Company have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups. Based on information presently known, due to the significant uncertainty with regard to the issues, no reasonable estimate of the outcome can be made. Accordingly, the Company's subsidiaries have not established a provision for this matter. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Company.

A subsidiary of the Company is involved in an ongoing arbitration relating to the interpretation of certain provisions of reinsurance treaties. In addition, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While there is retrocession coverage in place for these other treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. We understand that the provisions of this separate financial arrangement are also in dispute. The Company's subsidiary has established an actuarial provision for these two matters. Based on information presently known, it is difficult to predict the outcome of these matters with certainty. These matters are not expected to have a material adverse effect on the consolidated financial position of the Company.

23. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $650 in letters of credit capacity. The facility was arranged in 2005 for a five year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralisation may be required if a default under the letter of credit agreement occurs. LRG has issued U.S. $620 in letters of credit under the facility as at December 31, 2006 (U.S.$611 at December 31, 2005).

In addition, LRG has other bilateral letter of credit facilities totalling U.S. $18 (2005 – U.S. $18).

(b) Other Letters of Credit

Canada Life issues letters of credit in the normal course of business. Letters of credit in the amount of $2 were outstanding at December 31, 2006 ($2 at December 31, 2005), none of which have been drawn upon at that date.

(c) Lease Obligations

The Company enters into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2007	2008	2009	2010	2011	2012 and thereafter	Total
Future lease payments	$ 93	84	69	39	22	62	$ 369

24. Segmented Information

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life offer a broad range of financial and benefit plan solutions for individuals, families, businesses and organizations through a network of Freedom 55 Financial and Great-West Life financial security advisors, through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a full range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Great-West Life provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through LRG.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

24. Segmented Information (cont'd)

The Lifeco Corporate segment represents the Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

(a) Consolidated Operations

For the year ended December 31, 2006	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 8,149	$ 3,352	$ 7,223	$ –	$ 18,724
Net investment income	2,789	1,393	1,710	18	5,910
Fee and other income	895	1,182	611	–	2,688
Total income	11,833	5,927	9,544	18	27,322
Benefits and expenses:					
Paid or credited to policyholders	8,231	3,995	8,282	–	20,508
Other	2,204	1,198	686	4	4,092
Amortization of finite life intangible assets	14	–	4	–	18
Net operating income before income taxes	1,384	734	572	14	2,704
Income taxes	317	210	59	29	615
Net income before non-controlling interests	1,067	524	513	(15)	2,089
Non-controlling interests	132	13	17	–	162
Net income – shareholders	935	511	496	(15)	1,927
Perpetual preferred share dividends	42	–	10	–	52
Net income – common shareholders	$ 893	$ 511	$ 486	$ (15)	$ 1,875

For the year ended December 31, 2005	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 6,135	$ 2,769	$ 7,154	$ –	$ 16,058
Net investment income	2,779	1,467	1,149	(6)	5,389
Fee and other income	774	1,169	481	–	2,424
Total income	9,688	5,405	8,784	(6)	23,871
Benefits and expenses:					
Paid or credited to policyholders	6,430	3,362	7,643	–	17,435
Other	2,053	1,191	659	4	3,907
Amortization of finite life intangible assets	14	–	4	–	18
Restructuring costs	–	–	–	22	22
Net operating income before income taxes	1,191	852	478	(32)	2,489
Income taxes	284	245	68	4	601
Net income before non-controlling interests	907	607	410	(36)	1,888
Non-controlling interests	101	1	11	–	113
Net income – shareholders	806	606	399	(36)	1,775
Perpetual preferred share dividends	33	–	–	–	33
Net income – common shareholders	$ 773	$ 606	$ 399	$ (36)	$ 1,742

(b) Consolidated Total Assets

2006	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,225	1,367	13,431	16,023
Total assets	$ 49,923	$ 29,330	$ 41,210	$ 120,463

2005	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	$ 49,189	$ 27,334	$ 25,638	$ 102,161

25. Subsequent Event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 (U.S. $550). In aggregate these transactions represent a value of approximately $4.6 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

AUDITORS' REPORT

To the Shareholders of
Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2006 and 2005 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
February 15, 2007

Page intentionally left blank.

IGM FINANCIAL INC.

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS AND NOTES

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "C" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

Financial Section

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc. (IGM Financial or the Company) for the years ended December 31, 2006 and 2005. Commentary in the MD&A as at and for the year ended December 31, 2006 is as of February 14, 2007.

Basis of Presentation and Summary of Accounting Policies

The Consolidated Financial Statements of IGM Financial, which are the basis of information presented in the Company's MD&A, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars – refer to Note 1 of the Consolidated Financial Statements.

Principal Holders of Voting Shares

As at December 31, 2006, Power Financial Corporation (PFC) and Great-West Lifeco Inc. (GWL) held 55.9% and 3.5%, respectively, of the outstanding common shares of IGM Financial.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could". In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Company's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.
Summary of Consolidated Operating Results

Net income for the year ended December 31, 2006 was $776.7 million. This amount included a $13.7 million (5 cents per share) non-cash income tax benefit recorded in the second quarter resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets arising from the acquisition of Mackenzie Financial Corporation in 2001. There is no expectation that the future tax liability will become payable as the Company has no intention of disposing of these assets. Diluted earnings per share on this basis were $2.90. Net income for the year ended December 31, 2006, excluding the non-cash income tax benefit, was $763.0 million compared to net income of $682.4 million in 2005, an increase of 11.8%. Diluted earnings per share on the same basis were $2.85 compared to $2.56 in 2005, an increase of 11.3%.

Shareholders' equity was $3.82 billion as at December 31, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity for the year ended December 31, 2006, excluding a non-cash income tax benefit, was 20.3% compared with return on average common equity of 20.0% in 2005. The quarterly dividend per common share was increased to 39.75 cents in 2006 from 34.5 cents at the end of 2005.

Net Income and Diluted Earnings per Share

For the financial year *($ millions, except per share amounts)*



491
1.85
534
2.01
616
2.31
682
2.56
763
2.85
02
03
04
05
06
Net Income
Diluted EPS

2003 excludes dilution gain, restructuring reversal related to Mackenzie and non-cash income tax charge.

2004 excludes unitholder compensation.

2006 excludes a non-cash income tax benefit.

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	2006		2005		2004	
($ millions)	NET INCOME	EPS	NET INCOME	EPS	NET INCOME	EPS
Adjusted net income – Non-GAAP measure	**$ 763.0**	**$ 2.85**	$ 682.4	$ 2.56	$ 615.6	$ 2.31
Non-cash income tax benefit	**13.7**	**0.05**	–	–	–	–
Unitholder compensation, net of tax	–	–	–	–	(19.2)	(0.07)
Net income – GAAP	**$ 776.7**	**$ 2.90**	$ 682.4	$ 2.56	$ 596.4	$ 2.24
EBITDA – Non-GAAP measure	**$ 1,535.3**		$ 1,365.5		$ 1,253.1	
Commission amortization	**(298.6)**		(260.2)		(226.7)	
Amortization of capital and intangible assets	**(21.7)**		(22.4)		(22.9)	
Interest expense on long-term debt and dividends on preferred shares	**(105.0)**		(107.5)		(112.2)	
Unitholder compensation	–		–		(28.8)	
Income before income taxes and non-controlling interest	**1,110.0**		975.4		862.5	
Income taxes	**(331.2)**		(291.5)		(264.9)	
Non-controlling interest	**(2.1)**		(1.5)		(1.2)	
Net income – GAAP	**$ 776.7**		$ 682.4		$ 596.4	

NON-GAAP FINANCIAL MEASURES

Adjusted net income, diluted earnings per share (EPS) and return on common equity (ROE) for the year ended December 31, 2006 excluded a non-cash income tax benefit of $13.7 million recorded in the second quarter resulting from decreases in federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. Adjusted net income, EPS and ROE for the year ended December 31, 2004 excluded a charge to earnings of $28.8 million ($19.2 million after tax) which included both compensation payments to certain unitholders of Investors Group and related costs resulting from settlement agreements with regulatory agencies (unitholder compensation). While these non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005
Fee income	**$ 1,343.3**	$ 1,201.5	**$ 934.1**	$ 863.3	**$ 114.9**	$ 99.7	**$ 2,392.3**	$ 2,164.5
Net investment income and other	**146.0**	126.4	**27.1**	19.0	**39.2**	37.7	**212.3**	183.1
	1,489.3	1,327.9	**961.2**	882.3	**154.1**	137.4	**2,604.6**	2,347.6
Operating expenses								
Commissions	**392.5**	326.5	**370.4**	339.9	**69.9**	60.1	**832.8**	726.5
Non-commission	**273.9**	265.5	**267.5**	258.9	**32.0**	30.9	**573.4**	555.3
	666.4	592.0	**637.9**	598.8	**101.9**	91.0	**1,406.2**	1,281.8
Earnings before interest and taxes	**$ 822.9**	$ 735.9	**$ 323.3**	$ 283.5	**$ 52.2**	$ 46.4	**1,198.4**	1,065.8
Interest expense							**88.4**	90.4
Income before income taxes and non-controlling interest							**1,110.0**	975.4
Income taxes							**331.2**	291.5
Income before non-controlling interest							**778.8**	683.9
Non-controlling interest							**2.1**	1.5
Net income								
In accordance with GAAP							**$ 776.7**	$ 682.4
Excluding a non-cash income tax benefit[1]							**$ 763.0**	$ 682.4

(1) Refer to Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.

Discussion of Investors Group and Mackenzie segment operating results is contained in their respective sections of this MD&A.

The Corporate and Other segment includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations. Earnings before interest and taxes for Corporate and Other were $52.2 million for the year ended December 31, 2006 compared to $46.4 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $2.7 million higher than 2005 levels, primarily as a result of increases in both assets under management and assets under administration during 2006. In addition, Investment Planning Counsel's 2005 results included a non-recurring gain of $1.1 million related to the disposition of an investment. Net investment income on unallocated investments increased by $16.6 million in 2006 compared with 2005 related to both higher balances and higher interest rates. Other income decreased by $14.3 million in 2006 compared with 2005. Other income in 2005 included the elimination of certain provisions established as a result of previous acquisitions.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents the interest expense on both the remaining debt issued pursuant to the Mackenzie acquisition and a note payable to Power Financial Corporation, as well as dividends paid on the outstanding preferred shares. Interest expense on long-term debt totalled $67.7 million in 2006 compared with $69.7 million in 2005. The decrease in expense related to the interest on the $25.0 million note payable to Power Financial Corporation which matured on January 16, 2006. Dividends paid on preferred shares were $20.7 million in both 2006 and 2005.
- *Income taxes* – The effective income tax rate for the year ended December 31, 2006 was 29.8% compared with 29.9% in 2005 as shown in Table 3. As a result of decreases in federal corporate income tax rates and the resulting reduction in the future income tax liability related to indefinite life intangible assets arising from the acquisition of Mackenzie Financial Corporation in 2001, the Company recorded a $13.7 million ($0.05 per share) non-cash income tax benefit in the second quarter. This resulted in a 1.23% reduction in the effective income tax rate for the year ended December 31, 2006. The benefit of the reduction in federal and provincial corporate income tax rates on other operating future income tax assets and liabilities is reflected in the Other items line.

Continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

TABLE 3: EFFECTIVE INCOME TAX RATE

	2006	2005
Income taxes at Canadian federal and provincial statutory rates	**35.44%**	35.93%
Effect of:		
Dividend income	**(0.15)**	(0.30)
Net capital gains and losses	**(0.75)**	(0.75)
Share of earnings of affiliate	**(2.55)**	(2.72)
Preferred dividends paid	**0.68**	0.79
Impact of rate changes on future income taxes related to indefinite life intangible assets	**(1.23)**	–
Other items	**(1.60)**	(3.06)
Effective income tax rate	**29.84%**	29.89%

SELECTED ANNUAL INFORMATION

Financial information for the three most recently completed years is included in Table 4.

- *Net Income and Earnings per Share* – Table 1 of the MD&A shows the reconciliation of non-GAAP financial results to GAAP results for the three years under review. Except as noted in the reconciliation in Table 1, variations in net income and total revenues result primarily from changes in total mutual fund assets under management. Average daily mutual fund assets under management by year are shown in Table 4. The impact on earnings and revenues of changes in mutual fund assets under management are discussed in the Review of Segment Operations sections of the MD&A for both Investors Group and Mackenzie.
- *Dividends per Common Share* – Dividends per common share increased by 15% in 2006 and 16% in each of 2005 and 2004.

TABLE 4: SELECTED ANNUAL INFORMATION

	2006	2005	2004
Consolidated statements of income *($ millions)*			
Fee income	**$ 2,392.3**	$ 2,164.5	$ 1,955.8
Net investment income and other	**212.3**	183.1	163.3
	2,604.6	2,347.6	2,119.1
Operating expenses	**1,494.6**	1,372.2	1,256.6
Income before income taxes and non-controlling interest	**1,110.0**	975.4	862.5
Income taxes	**331.2**	291.5	264.9
	778.8	683.9	597.6
Non-controlling interest	**2.1**	1.5	1.2
Net income			
In accordance with GAAP	**$ 776.7**	$ 682.4	$ 596.4
Adjusted net income[(1)]	**$ 763.0**	$ 682.4	$ 615.6
Earnings per share *($)*			
In accordance with GAAP – Basic	**$ 2.93**	$ 2.58	$ 2.26
– Diluted	**$ 2.90**	$ 2.56	$ 2.24
Adjusted earnings per share[(1)]			
– Basic	**$ 2.88**	$ 2.58	$ 2.33
– Diluted	**$ 2.85**	$ 2.56	$ 2.31
Dividends per share *($)*			
Common	**$ 1.54**	$ 1.34	$ 1.15
Preferred	**$ 1.44**	$ 1.44	$ 1.44
Average daily mutual fund assets *($ millions)*	**$ 99,015**	$ 87,723	$ 78,793
Total mutual fund assets under management *($ millions)*	**$ 106,987**	$ 94,116	$ 83,273
Total assets under management[(2)] *($ millions)*	**$ 119,364**	$ 100,233	$ 86,621
Total corporate assets *($ millions)*	**$ 7,333**	$ 6,807	$ 6,473
Total long-term debt *($ millions)*	**$ 1,200**	$ 1,225	$ 1,227
Outstanding common shares *(thousands)*	**264,866**	264,539	264,598

(1) Refer to the Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.

(2) Total assets under management excludes $2.6 billion of assets sub-advised by Mackenzie on behalf of Investors Group ($2.1 billion at December 31, 2005 and $1.7 billion at December 31, 2004) and is adjusted for $35 million in inter-segment assets ($35 million at December 31, 2005 and $32 million at December 31, 2004).

IGM FINANCIAL INC.

SUMMARY OF QUARTERLY RESULTS

Financial information for the eight most recently completed quarters is included in Table 5. Significant variation in quarterly earnings occurred in the second quarter of 2006 due to the $13.7 million non-cash income tax benefit recorded by IGM Financial as described earlier in the Summary of Consolidated Operating Results. Quarterly results are not generally subject to significant seasonal fluctuations because earnings are primarily dependent on the level of mutual fund assets under management. Average daily mutual fund assets under management by quarter are shown in the Summary of Quarterly Results in Table 5. Although mutual fund sales are generally higher in the first quarter of each year as a result of the RSP season, the impact of the higher sales on that quarter's earnings is not significant.

TABLE 5: SUMMARY OF QUARTERLY RESULTS

	2006				2005			
	4	3	2	1	4	3	2	1
Consolidated statements of income *($ millions)*								
Fee and net investment income								
Management	**493.2**	**456.5**	**455.9**	**452.3**	427.1	420.5	406.4	390.7
Administration	**79.6**	**77.1**	**76.5**	**80.0**	78.0	74.5	75.4	79.5
Distribution	**55.4**	**54.1**	**54.9**	**56.8**	55.9	53.4	49.8	53.3
Net investment income and other	**50.4**	**55.4**	**49.3**	**57.2**	47.3	38.6	47.6	49.6
Total fee and net investment income	**678.6**	**643.1**	**636.6**	**646.3**	608.3	587.0	579.2	573.1
Operating expenses								
Commission expense	**219.0**	**205.2**	**206.2**	**202.4**	189.5	183.5	177.9	175.6
Non-commission expense	**148.0**	**134.5**	**141.5**	**149.4**	141.2	135.6	135.7	142.8
Interest expense	**22.2**	**22.2**	**22.1**	**21.9**	22.7	22.8	22.5	22.4
Total operating expenses	**389.2**	**361.9**	**369.8**	**373.7**	353.4	341.9	336.1	340.8
Income before undernoted	**289.4**	**281.2**	**266.8**	**272.6**	254.9	245.1	243.1	232.3
Income taxes	**89.1**	**89.6**	**65.6**	**86.9**	77.5	68.3	74.6	71.1
	200.3	**191.6**	**201.2**	**185.7**	177.4	176.8	168.5	161.2
Non-controlling interest	**0.7**	**0.2**	**0.8**	**0.4**	0.2	0.2	0.6	0.5
Net income								
In accordance with GAAP	**199.6**	**191.4**	**200.4**	**185.3**	177.2	176.6	167.9	160.7
Reconcilation of non-GAAP financial measures[1] *($ millions)*								
Adjusted net income – non-GAAP measure	**199.6**	**191.4**	**186.7**	**185.3**	177.2	176.6	167.9	160.7
Non-cash income tax benefit	–	–	**13.7**	–	–	–	–	–
Net income – in accordance with GAAP	**199.6**	**191.4**	**200.4**	**185.3**	177.2	176.6	167.9	160.7
Earnings per share *(¢)*								
In accordance with GAAP								
– Basic	**75**	**72**	**76**	**70**	67	67	63	61
– Diluted	**75**	**72**	**75**	**69**	66	66	63	60
Adjusted earnings per share[1]								
– Basic	**75**	**72**	**71**	**70**	67	67	63	61
– Diluted	**75**	**72**	**70**	**69**	66	66	63	60
Average daily mutual fund assets *($ billions)*	**103.2**	**98.1**	**97.8**	**96.9**	90.6	89.7	86.1	84.5

(1) Refer to the Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.

Investors Group
Review of the Business

Investors Group's core business provides a broad range of financial and investment planning services to Canadians through its dedicated network of Consultants across the country.

Investors Group earns revenue primarily from:

- Management fees charged to its mutual funds.
- Fees charged to its mutual funds for administrative, trustee and other services.
- Distribution fees charged to mutual fund account holders.

Fee income is also earned from the distribution of insurance, banking and securities services. Additional revenue is derived from net investment income and other income, as discussed in the Review of Segment Operating Results.

Revenues depend largely on the value and composition of mutual fund assets under management. Our comprehensive approach to financial planning, provided by our Consultants through the broad range of financial products and services offered by Investors Group, has resulted in strong mutual fund sales and a mutual fund redemption rate lower than the industry average. Mutual fund gross sales through our Consultant network increased by 12.8% in 2006 to $6.2 billion. The redemption rate on long-term funds declined to a record low of 7.9% for the 12 months ending December 31, 2006, down from 8.7% in 2005. Net sales were $1.3 billion, up from $778 million in 2005, an increase of 73%.


Fee Income – Investors Group
For the financial year *($ millions)*



1,030
972
1,081
1,202
1,343
02
03
04
05
06

INVESTORS GROUP STRATEGY

Investors Group strives to ensure that the interests of shareholders, clients, Consultants and employees are as closely aligned as possible. Investors Group's business approach embraces current trends in the Canadian financial services industry and our strategic plan is focused on:

1. Growing our distribution network through the attraction of new Consultants to our industry and the retention of existing Consultants.
2. Emphasizing the delivery of financial planning advice, products and services through our dedicated network of Consultants.
3. Extending the diversity and range of products offered by Investors Group as we continue to build and maintain enduring client relationships.
4. Maximizing returns on business investment by:
   - Focusing resources on initiatives that have direct benefits to clients and Consultants.
   - Controlling expenditures through the management of staffing, productivity and technological resources while capitalizing on economies of scale through our relationship with Mackenzie and Investment Planning Counsel, along with other members of the Power Financial group of companies.

CORE BUSINESS

Consultants

Investors Group distinguishes itself from its competition by offering personal financial planning to its clients within the context of long-term relationships. At the centre of this relationship is a national distribution network of Consultants located in 79 regional offices and related financial planning centres across Canada.

Growth of the Investors Group Consultant network continued to be strong in 2006. A further five regional offices were opened in 2006 as Investors Group continued to build its Consultant network. Additional region offices were established in Vancouver, Regina, Mississauga, London and Halifax.

RECRUITING AND RETENTION

Investors Group combines a number of interview and testing techniques to identify individuals who demonstrate a blend of experience, education and aptitude that makes them well suited to becoming successful financial planners.

At the end of 2006, Investors Group had 3,917 Consultants, compared with 3,668 in 2005. The number of Consultants with more than four years experience was 2,205 compared to 2,100 a year earlier. Our Consultant network has grown in each of the last ten consecutive quarters increasing by 710 Consultants or 22% since June 30, 2004.

CONSULTANT DEVELOPMENT

Management continues to focus on Consultant development. Each year our training curriculum is reviewed and refreshed to offer new Consultants the essential building blocks they require to develop their individual businesses. In 2006, we enhanced our training program for Consultants in the early stages of their development. New advisory councils were created in 2006 to gather feedback from successful Consultants and use this knowledge to improve the productivity of new and developing Consultants. We also placed greater emphasis on insurance through a new national insurance training program.

As Consultants progress, they develop their skills as financial planners and business managers by attending a selection of focused educational programs including: financial planning skills, product knowledge, client service, business development skills, compliance, technology, practice management and other related topics. This core training is supplemented by annual training conferences where education is tailored to new and experienced Consultants alike.

FIELD MANAGEMENT DEVELOPMENT

As part of Investors Group's commitment to growth, we continued to focus on developing a strong and experienced leadership team across the country. In addition to increasing the number of individuals in field management roles, we also provided additional opportunities for management training and peer-to-peer coaching. We have also seen positive results from our online system for Division Directors that tracks new Consultant effectiveness and assists field management with identifying coaching and mentorship opportunities.

PRODUCTIVITY

Investors Group implemented a number of significant changes in 2006 designed to enhance the productivity of our Consultant network which included:

- The launch of Client Account View which allows clients to view their Investors Group accounts online.
- The redevelopment of our Consultant intranet designed to improve access to information resources and business tools.
- The expansion and development of our specialist network in support of insurance, securities and mortgages/banking products through improved support and training, including the introduction of a National Specialist conference.

Management believes that these initiatives make Investors Group more attractive and competitive to Consultants and potential Consultants, and contribute to strong recruitment, productivity, and enduring client relationships.

Products and services

Investors Group is regarded as a leader in personal financial planning in Canada. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's goals, preferences and risk tolerance. They also look beyond investments to offer clients insurance products, banking services and mortgages.

PFP – PERSONAL FINANCIAL PLANNER

Investors Group's Personal Financial Planner (PFP) software handles a wide range of potential financial planning needs – from projections and illustrations for basic financial planning concepts to the preparation of written financial plans which integrate all disciplines of financial planning, including investment, tax, retirement, education and estate planning, as well as risk management. The PFP software continues to enhance the quality and professionalism of written financial plans prepared by Consultants.

SYMPHONY STRATEGIC INVESTMENT PLANNING™ PROGRAM

Symphony is Investors Group's strategic investment planning approach. Symphony is designed to provide a sophisticated investment discipline, backed by a process that provides a consistent methodology for measuring a client's risk tolerance. Consultants are then able to provide risk-adjusted recommendations using Investors Group's broad offering of funds.

Symphony's Portfolio Tuner helps Consultants rebalance clients' investment portfolios over time and automatically calculates and recommends transactions to implement or rebalance these portfolios. In 2006, Portfolio Tuner was enhanced to support our Consultants' ability to manage tax more efficiently when converting portfolios to Symphony. Portfolio Tuner usage was up by over 70% in 2006.

CHARITABLE GIVING PROGRAM™

On September 5, 2006, Investors Group Charitable Giving Program™ was introduced. This donor-advised giving program enables Canadians to make donations that support charities of their choice. One of only a few programs of its kind in Canada, the Investors Group Charitable Giving Program provides the opportunity for many Canadians to build an enduring charitable giving legacy that can be designated in memoriam to an individual or to a special cause. By making a tax deductible donation through this program, money will be granted to the charities of the donor's choice for years to come with considerably less expense and complexity than setting up and administering their own private foundation.

MUTUAL FUNDS

Investors Group is committed to enhancing the performance, scope and diversity of our investment offering with the introduction of new funds that are well-suited to both the market and the evolving needs of Canadian investors. To that end, fund launches this year focused on the growing capital and cash flow requirements of an aging population, areas of investment management strength and innovation.

FUND ENHANCEMENTS

A focus on income yield and capital growth for those Canadians nearing retirement led to the launch of Investors Global Dividend Fund in January of 2006, a fund which has attracted over $462 million in assets over the course of the year. This fund was also added to the underlying mix of two Alto™ Monthly Income Portfolios.

In July, Investors Group launched two new growth mandates in both unit trust and Corporate Class versions: the Investors Canadian Growth Fund and the IG Mackenzie Maxxum Canadian Equity Growth Fund. Additionally, the new unit trust versions were incorporated into a select number of Investors Group's Alto™ and Allegro™ portfolio funds.

Investors Group changed the name of Investors Mortgage Fund to Investors Mortgage and Short Term Income Fund and modified the investment policy to include a broader set of fixed-term and liquid debt securities.

Investors Group merged the IG AGF International Bond Fund and the IG Templeton World Bond Fund into Investors Global Bond Fund, combining three small funds with similar investment objectives and strategies.

In August, Investors Group launched the Investors Greater China Fund in both unit trust and Corporate Class versions. These funds invest in equity securities of companies located in China, Hong Kong, Taiwan, and Singapore, and in companies that derive a significant portion of their revenues from the Greater China area.

INVESTMENT MANAGEMENT

Investors Group has over $58 billion in mutual fund assets under management in 142 mutual funds covering a broad range of investment mandates.

Through our own international team of investment professionals and relationships with external investment advisors, we provide clients with access to a wide range of investment advisory services. Clients can take advantage of the opportunity to diversify their holdings across fund managers, asset categories, investment styles, geography, capitalization and sectors through portfolios customized to meet their objectives.

INVESTORS MASTERSERIES™ FUNDS

Investors Masterseries funds are managed by I.G. Investment Management, our own multi-disciplinary team of investment professionals with offices and advisors in North America, Europe, and Asia. Our global connections, depth of research and use of information technology provide us with investment management capabilities that enable us to offer our clients investment management expertise suitable for the widest range of investment objectives. I.G. Investment Management, Ltd. assumed the day-to-day portfolio management for Investors Tactical Asset Allocation Fund and the fund's annual management fee was reduced by 5 basis points.

The Investors Masterseries family of funds includes 45 unit trust funds and 29 Corporate Class funds available in multiple series. The 45 unit trust funds include money market, fixed income, balanced, domestic and international equity, global and sector mandates. As at December 31, 2006, total assets related to these unit trust funds and Corporate Class funds were $49.9 billion compared with $43.7 billion in 2005, an increase of 14.3%. Masterseries unit trust funds and Corporate Class funds represented approximately 86% of the total Investors Group mutual fund assets under management, relatively unchanged from a year ago.

At December 31, 2006, 43% of Investors Masterseries mutual funds had four or five star ratings from the Morningstar[1] fund ranking service and 73% had a rating of three stars or better, compared to 34% and 64% respectively at December 31, 2005. This compared


Morningstar' Ratings – Masterseries™
As at December 31, 2006
(% of funds)
27
32
30
37
43
31
1–2 Star
3 Star
4–5 Star
Investors Masterseries™ Rated Funds
All Morningstar'-Rated Funds
(Source: Morningstar')

to the Morningstar' universe of 31% for four and five star funds and 68% for three stars or better at December 31, 2006. Morningstar' Ratings are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds.

PARTNER FUNDS

Partner funds provide a range of investment disciplines through advisory relationships with other investment management firms. Partner funds are comprised of 25 unit trust funds and 20 Corporate Class funds. Advisory relationships include investment managers such as AGF Funds Inc., Beutel, Goodman & Company, Ltd., Bissett Investment Management (an operating division of Franklin Templeton Investments Corp.), Camlin Asset Management Ltd., Fidelity Investments Canada Limited, Franklin Templeton Investments Corp., Goldman Sachs Asset Management, L.P. and Mackenzie.

Investors Group oversees external investment advisors who are responsible for ensuring that their activities are consistent with Investors Group's investment philosophy and with the stated investment objectives and strategies of the funds that they advise.

At December 31, 2006, partner unit trust funds and Corporate Class funds totalled $7.7 billion or approximately 13% of Investors Group's mutual fund assets under management, compared with $6.5 billion and similar proportion last year. Mackenzie currently provides investment advisory services for fourteen of the partner funds with total assets of $2.6 billion.

MANAGED ASSET AND MULTI-MANAGER INVESTMENT PROGRAMS

Investors Group introduced Investors Group Corporate Class Inc., a broad tax advantaged fund structure, in 2002. This group of funds features the ability to switch on a fee-free basis among 49 funds within the group with no immediate tax consequences. The funds include 29 of Investors Group's own Masterseries funds advised by I.G. Investment Management as well as funds advised by external investment advisors. By the end of 2006, the Corporate Class funds had attracted $1.7 billion in assets compared with $1.1 billion in 2005.

Investors Group provides clients with access to a growing selection of asset allocation opportunities directed by a number of investment firms. These programs include:

- **Allegro™ Portfolios**: The Allegro Portfolios provide a single step investment solution offering geographic, investment style and asset class diversification. The seven portfolios include Investors Masterseries funds, Mackenzie partner funds as well as a wide variety of other partner funds. The asset mix of the Allegro portfolios was updated using the same strategic investment planning approach that was developed for the Symphony individual fund recommendations. Since their introduction in 2001, fund assets have grown to $2.2 billion as of December 31, 2006 compared with $1.6 billion in the previous year.
- **Alto™ Portfolios**: The Alto Portfolios provide a single step investment solution offering geographic, investment style and asset class diversification. The ten portfolios include Investors Masterseries funds and Mackenzie partner funds. Assets in the portfolios grew to $1.3 billion as of December 31, 2006 compared with $666 million in 2005.
- **Masterseries™ Portfolios**: These funds have assets of $7.9 billion as at December 31, 2006, compared with $7.2 billion in the previous year. The program is comprised of eight funds which invest in 21 underlying Masterseries funds to provide a high level of diversification.
- ***i*Profile™**: This is a unique portfolio management program introduced in 2001 for clients with assets over $250,000. *i*Profile investment portfolios have been designed to maximize returns and manage risk by diversifying across asset classes, management styles and geographic regions. The program is advised by a

select group of 11 global money management firms such as Goldman Sachs Asset Management, Jarislowsky Fraser Limited, Waddell & Reed, J.P. Morgan and I.G. Investment Management, Ltd. By the end of 2006, this program had $573 million in assets, compared with $514 million in the previous year.

SEGREGATED FUNDS

Investors Group offers 22 segregated funds that are distributed solely by Investors Group Consultants. Our segregated funds provide death benefit guarantees and potential creditor protection. These funds also provide protection from long-term market volatility by providing two levels of guarantees – 75% or 100% of the principal invested. These products are underwritten by The Great-West Life Assurance Company (Great-West Life) and the investment components are managed by Investors Group.

In October 2006, Investors Group introduced fourteen new segregated funds to the Alto™ and Allegro™ portfolio lineup. Each new fund mirrors an already existing Alto or Allegro portfolio fund. With the new portfolios, clients can now choose from 22 Investors Group/Great-West Life segregated fund options.

Additionally, loan proceeds from a Solutions Banking Investment Loan or RSP Made Easier Application can now be invested into a client's Investors Group/Great-West Life segregated fund policy.

INSURANCE

Investors Group continues to be a leader in the distribution of life insurance in Canada. Through its arrangements with leading insurance companies, Investors Group offers a broad range of term, universal life, whole life, disability, critical illness, long-term care, personal health care coverage and group insurance. I.G. Insurance Services Inc. currently has distribution agreements with:

- The Great-West Life Assurance Company
- The Canada Life Assurance Company
- Sun Life Assurance Company of Canada
- The Manufacturers Life Insurance Company (Manulife)

The expertise and support available to our Consultants through these companies continues to add value in terms of integrating insurance into a client's overall financial plan.

During 2006, Investors Group strengthened its focus on insurance, introducing an enhanced insurance training program for both new and experienced Consultants. Investors Group continued to see increases in the licensing rates of new Consultants.

Sales of insurance products as measured by new annualized premiums were $35 million. Total face amount of insurance in force in 2006 was $41 billion. The average number of policies sold per licensed Consultant was 8.2 in 2006 compared with 8.6 in 2005. Distribution of insurance products is enhanced through insurance specialists throughout Canada who assist Consultants with the selection of insurance solutions.

SECURITIES OPERATIONS

Investors Group Securities Inc. is an investment dealer registered in all provinces and territories providing securities services to clients seeking a broader product offering in combination with financial and investment planning. Investors Group Consultants can refer clients to one of our securities specialists available through Investors Group Securities Inc.

During 2006, Investors Group Securities Inc. continued to strengthen its relationship with its carrying broker, MRS Securities Services Inc., a subsidiary of Mackenzie which began to provide intermediary services to Investors Group Securities Inc. in 2005. Similarly, Investors Group Financial Services Inc. strengthened its relationship with its carrying mutual fund dealer, M.R.S. Inc. These relationships are consistent with our strategy of capitalizing on economies of scale and using similar systems and processes where opportunities exist, while at the same time, preserving the integrity and privacy of each company's client base.

Working together with the MRS group of companies, several service enhancements were implemented in 2006, including an improved account statement package for clients, a redesigned Advisor Access account information system for Consultants and the availability of electronic asset transfers through the ATON (Account Transfer Online Notification) system which eliminates the exchange of paper between participating institutions and reduces transfer time.

Also during the year, four new securities specialist positions were added to support our continued growth in the greater Vancouver, Edmonton, Toronto and Montreal areas.

At December 31, 2006, assets under administration in Investors Group Securities Inc. were $1.3 billion, while assets under administration at IG-MRS were $4.0 billion. The assets gathered by Investors Group Securities Inc. during 2006 were $1.0 billion, compared to $914 million in 2005.

Management believes that securities and third-party mutual fund accommodation will continue to be important to assist Consultants to attract clients and maintain relationships with investors who wish to include individual securities and third-party funds as a part of their overall financial plan. We are making preparations to enable some Consultants to be IDA licensed under Investors Group Securities Inc. beginning in 2007. Our focus on financial planning and managed assets will continue in both the MFDA and IDA environments.

MORTGAGE OPERATIONS

Investors Group Consultants refer clients who are seeking residential mortgages to Investors Group mortgage planning specialists who originate mortgages in key residential markets.

In 2006, Investors Group continued to offer a competitively priced mortgage offering, which was well-received by Consultants and clients. The dollar value of mortgage originations increased by 3.6% to $993 million from $958 million in 2005.

Through its mortgage banking operations, mortgages are sold to third parties, including securitization trusts, or placed with Investors Mortgage and Short Term Income Fund or Investors Group's intermediary operations. Investors Group also provides the ongoing servicing of these mortgages.

SOLUTIONS BANKING†

Investors Group's Solutions Banking† initiative continues to experience increased rates of utilization with Consultants and clients. As at December 31, 2006, 92.1% of Investors Group Consultants have incorporated Solutions Banking† into their financial planning practices with one or more products sold.

The offering consists of a wide range of products and services provided by National Bank of Canada under a long-term distribution agreement, and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards. Clients have access to over 2,000 banking machines, as well as a private labeled client website and private labeled client service centre.

The Solutions Banking† offering supports Investors Group's approach to delivering total financial solutions for our clients via a broad financial planning platform.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also provides its clients with guaranteed investment certificates offered by Investors Group Trust Co. Ltd., as well as a number of other financial institutions.

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2006 compared with 2005 are presented in Table 6.

TABLE 6: OPERATING RESULTS – INVESTORS GROUP

($ millions)	2006	2005	CHANGE
Fee and net investment income			
Management	**$ 1,046.2**	$ 921.0	13.6%
Administration	**181.4**	166.7	8.8
Distribution	**115.7**	113.8	1.7
Net investment income and other	**146.0**	126.4	15.5
	1,489.3	1,327.9	12.2
Operating expenses			
Commissions	**186.9**	148.0	26.3
Asset retention bonus and premium	**205.6**	178.5	15.2
Non-commission	**273.9**	265.5	3.2
	666.4	592.0	12.6
Earnings before interest and taxes	**$ 822.9**	$ 735.9	11.8%

FEE INCOME

Fee income is generated from the management, administration and distribution of 142 Investors Masterseries™, partner and managed asset investment funds. The distribution of insurance and banking products and the provision of securities services provide additional fee income.

Total fee income increased by $141.8 million to $1.3 billion, an increase of 11.8% from 2005. Fee income is driven primarily by the level and composition of mutual fund assets under management which are influenced by several factors including: sales, redemptions, transfers and investment returns. Fee income represented 90.2% of gross revenue in 2006, compared with 90.5% in 2005. The changes in mutual fund assets under management in 2006 compared with 2005 are reflected in Table 7.

Investors Group's mutual fund assets under management were $58.2 billion at December 31, 2006, an increase of $7.5 billion or 14.8% from December 31, 2005. The increase in assets from December 31, 2005 reflects net market appreciation of $6.2 billion and net sales of mutual funds totalling $1.3 billion as discussed above.

For the year ended December 31, 2006, sales of Investors Group mutual funds through its Consultant network were $6.2 billion, an increase of 12.8% from 2005. Mutual fund redemptions totalled $4.8 billion for the same period, an increase of 2.9% from $4.7 billion in 2005. Investors Group's twelve month trailing redemption rate for long-term funds decreased to a record low of 7.9% at December 31, 2006 from 8.7% at December 31, 2005, and remains below the corresponding average redemption rate of approximately 15.6% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $1.3 billion in 2006 compared with net sales of $778 million in 2005, an increase of 73.0%. Sales of long-term funds were $5.2 billion in 2006, compared with $4.6 billion in 2005, an increase of 13.8%. Net sales of long-term funds were $1.0 billion compared to net sales of $529 million in 2005, an increase of 90.1%.

Investors Group earns management fees for investment management services provided to its mutual funds. In 2006, management fee income increased by $125.2 million to $1,046.2 million reflecting the increase of 13.7% in average daily mutual fund assets in 2006 compared with 2005. Management fee income represents 195 basis points of average daily mutual fund assets in 2006, unchanged from 2005.

TABLE 7: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

($ millions)	2006	2005	CHANGE
Sales	**$ 6,190.1**	$ 5,487.6	12.8%
Redemptions	**4,844.7**	4,709.8	2.9
Net sales	**1,345.4**	777.8	73.0
Market and income	**6,169.4**	5,413.4	14.0
Net change in assets	**7,514.8**	6,191.2	21.4
Beginning assets	**50,701.0**	44,509.8	13.9
Ending assets	**$ 58,215.8**	$ 50,701.0	14.8%
Consists of:			
Investors Masterseries™ funds	**$ 49,910.3**	$ 43,657.6	14.3%
IG Mackenzie partner funds	**2,564.9**	2,144.2	19.6
Partner funds	**5,167.3**	4,385.1	17.8
*i*Profile™ funds	**573.3**	514.1	11.5
	$ 58,215.8	$ 50,701.0	14.8%
Average daily assets	**$ 53,575.5**	$ 47,137.9	13.7%

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its unit trust mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $181.4 million in 2006, up 8.8% from $166.7 million in 2005 primarily due to increases in trustee fees and other service fees resulting from the growth in average mutual fund assets. Administrative fee income related to the provision of administrative services to its mutual funds declined marginally in 2006.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities trading services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking[1], an arrangement with the National Bank of Canada.

Distribution fee income of $115.7 million in 2006 increased by 1.7% from $113.8 million in 2005. Distribution fee income for securities and banking services and insurance products increased in 2006. In 2005 there was additional revenue related to the restructuring of Investors Group's insurance distribution agreements. Redemption fee income of $33.4 million increased by $2.1 million due to both higher redemptions subject to deferred sales charges in 2006 compared to 2005 and a higher amount of assets subject to the industry standard deferred sales charge schedule which Investors Group introduced in 2003.

NET INVESTMENT INCOME AND OTHER

Net investment income and other includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of earnings of Great-West Lifeco Inc. (GWL), as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance Investors Group's investment in GWL.

Net investment income and other totalled $146.0 million in 2006, an increase of $19.6 million or 15.5% from $126.4 million in 2005. Increases in revenues related to mortgage banking activities, gains on the sale of securities and Investors Group's share of GWL's earnings were offset in part by decreases in other income. Other income in 2005 included the recovery of prior years' commodity taxes paid and a reduction in provisions established for the exit of certain activities.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense was $186.9 million in 2006, an increase of $38.9 million from $148.0 million in 2005. The increase in commission expense was due to:

- Increase in amortization of commissions totalling $29.7 million in 2006 related to prior year sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $2.5 million related to higher commission payments in 2006 compared with 2005. The increase in commission payments results from higher mutual fund sales.
- Increases of $6.7 million in other compensation related to mutual fund operations, insurance, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of mutual fund assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $21.2 million in 2006 as a result of the increase in assets under management.
- Asset retention premium (ARP) which is a deferred component of compensation designed to promote Consultant retention. ARP expense, which is related to assets under management at each year-end, increased by $5.9 million to $28.3 million.

Non-commission expenses increased $8.4 million or 3.2% to $273.9 million in 2006 compared with $265.5 million in 2005. Non-commission expenses include costs incurred by Investors Group related to the administration of its mutual funds. Non-commission expenses also include Consultant network support costs and expenses related to the marketing and management of its mutual funds and other products as well as other operating expenses.

Non-commission expenses in 2006 also included a reduction in expenses of $4.6 million arising from a change in estimate related to credit losses on the Company's mortgage banking operations recorded in the third quarter of 2006.

Non-commission expenses in 2005 included a reduction in expenses of $1.7 million in the first quarter arising from a change in estimate related to credit losses on Consultant financing programs, as well as a reduction in expense of $3.5 million in the fourth quarter arising from a change in estimate related to client claims settlements.

Mackenzie
Review of the Business

Founded in 1967, Mackenzie continues to build an investment advisory business through proprietary investment research and portfolio management while utilizing strategic partners in a selected subadvisory capacity. Its diversified retail distribution network continues to expand with independent financial advisors, and more recently its distribution has grown dramatically in the subadvisory, investment advisory and high net worth markets in North America.

The company is dedicated to providing its clients with high quality, innovative investment solutions and strives to maintain strong long-term investment performance across its multiple product offerings. Under the Mackenzie banner, it deploys a sub-branding strategy that includes Cundill, Focus, Ivy, Maxxum, Sentinel and Universal. Each sub-brand reflects a distinct investment style or asset category focus. Mackenzie also provides asset allocation and managed-product investment solutions through the Keystone, Star and Symmetry brands.

Mackenzie sells its investment products and expertise through a growing and sophisticated sales network. Today Mackenzie's wholesale teams work with many of the more than 30,000 independent financial advisors across Canada. To support sales into institutional and specialty markets Mackenzie also deploys specialty teams in high net worth, group plans, lending products, structured products and institutional sales.

ASSETS UNDER MANAGEMENT

Mackenzie's total assets under management at December 31, 2006 were $61.5 billion, an increase of $11.6 billion or 23.4% from $49.9 billion at December 31, 2005. Mackenzie's mutual fund assets under management were $46.6 billion at December 31, 2006, an increase of $5.0 billion or 12.0% from $41.6 billion at December 31, 2005. Mackenzie's institutional account assets at December 31, 2006 were $14.8 billion, an 83.7% increase from $8.1 billion last year. As well, Mackenzie's structured products totalled $140 million at December 31, 2006, a decrease of $62.5 million as compared to December 31, 2005. Monthly average total assets under management, which are generally more indicative of trends in revenue for providing investment management services than the year over year change in ending assets under management, increased 18.4% during 2006 as compared to last year. The changes in assets under management are summarized in Table 9.

TABLE 8: ASSETS UNDER MANAGEMENT – MACKENZIE

($ millions)	2006	2005	CHANGE
Mutual Funds	**$ 46,600.1**	$ 41,592.0	12.0%
Institutional Accounts			
Subadvisory	**12,507.4**	7,552.9	65.6
Investment advisory	**1,600.2**	505.5	216.6
High net worth	**692.8**	–	N/M
	14,800.4	8,058.4	83.7
Structured Products	**140.0**	202.5	(30.9)
Total	**$ 61,540.5**	$ 49,852.9	23.4%
Daily average mutual fund assets	**$ 43,473.9**	$ 38,940.6	11.6%
Monthly average total assets	**$ 54,456.5**	$ 46,011.1	18.4%

TABLE 9: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

($ millions)	2006	2005	CHANGE
Sales	$ 11,712.6	$ 11,095.5	5.6%
Redemptions	9,479.3	7,635.8	24.1
Net sales	2,233.3	3,459.7	(35.4)
Assets acquired	3,291.7	–	N/M
Net new money	5,525.0	3,459.7	59.7
Market and income	6,162.6	4,055.1	52.0
Net change in assets	11,687.6	7,514.8	55.5
Beginning assets	49,852.9	42,338.1	17.7
Ending assets	$ 61,540.5	$ 49,852.9	23.4%

In 2006, Mackenzie's gross sales were $11.7 billion, an increase of 5.6% from $11.1 billion in 2005. Redemptions in the current year were $9.5 billion as compared to redemptions of $7.6 billion in 2005.

Redemptions of long-term mutual funds in 2006 were $6.4 billion as compared to redemptions of $5.6 billion in 2005. As at December 31, 2006, Mackenzie's twelve-month trailing redemption rate for long-term funds was 15.2%, as compared to 14.8% last year. The average twelve-month trailing redemption rate for long-term funds for all other members of IFIC declined to approximately 14.8% at December 31, 2006 from 15.7% last year. Mackenzie's twelve-month trailing redemption rate is comprised of the weighted average redemption rate for front-end load assets, deferred sales charge and low load units with redemption fees, and matured deferred sales charge units without redemption fees (matured units). Generally, redemption rates are higher than the average for front-end load units and matured units. Mackenzie's twelve-month trailing redemption rate for long-term funds increased primarily due to an increased absolute dollar value of matured unit assets under management in 2006 as compared to last year.

Net sales for the year ended December 31, 2006 were $2.2 billion, as compared to net sales of $3.5 billion last year.

On September 22, 2006, Mackenzie acquired the assets of the Cundill Group, resulting in the addition of $3.3 billion to its assets under management as of the acquisition date. That $3.3 billion has grown to $3.6 billion as of year-end and is reflected in Mackenzie's total assets under management.

During 2006, net market appreciation resulted in assets increasing by $6.2 billion as compared to an increase of $4.1 billion last year.

INSTITUTIONAL AND SUBADVISORY BUSINESS

Mackenzie's investment management expertise has attracted investment mandates from a broad institutional distribution network. Mackenzie has increased its participation in the product platforms of major chartered banks, insurance companies and in the product offerings of Investors Group, Investment Planning Counsel and other members of the Power Financial group of companies.

In partnership with Waddell & Reed, Mackenzie is now investment advisor on the largest actively managed diversified natural resource equity fund in the United States and along with the Cundill team, provide subadvisory services on $6.5 billion of assets in Waddell & Reed mutual funds.

In the third quarter of 2006, Mackenzie acquired the assets of the Cundill Group, which added $3.3 billion in assets under management. The addition of the Cundill Group is an important component of Mackenzie's longer-term institutional account strategy to provide investment management through multiple distribution channels that include subadvisory, investment advisory, and high net worth accounts.

INVESTMENT MANAGEMENT

Mackenzie's mutual fund assets under management are diversified by investment objective as set out in Table 10. This has proven to be and continues to be a core focus of the organization to develop broad investment capabilities to respond to the ever-changing economic environment within Canada. Consistent with a marketing focus of the organization over the last 12 months, foreign assets under management have increased substantially year over year in the equity, balanced and money market sectors as investors continue to look for global exposure in their portfolios.

Long-term investment performance is a key measure of the company's ongoing success. At December 31, 2006, 82% of Mackenzie's mutual fund assets measured by the Morningstar[†] fund ranking service had three, four or five star ratings as compared to 91% for three, four and five star funds at December 31, 2005.

Over the past year the natural resources sector was one of the main drivers of the S&P/TSX index return of 17.3%. Many of Mackenzie's Canadian equity and balanced mutual funds were underweight this sector. As a result, the relative ranking of the Mackenzie mutual funds compared to industry competitor investment returns decreased year over year, resulting in a lesser percentage of Mackenzie's assets under management being rated three, four or five stars in the current year versus the prior year.

Morningstar[†] Ratings – Mackenzie
As at December 31, 2006
(% of assets)



18
12
40
35
42
53
1–2 Star
3 Star
4–5 Star
Mackenzie Rated Funds
All Morningstar[†]-Rated Funds

(Source: Morningstar[†])

TABLE 10: ASSETS UNDER MANAGEMENT BY INVESTMENT OBJECTIVE – MACKENZIE

($ millions)	2006		2005	
Equity				
Domestic	**$ 19,829.5**	**32.2%**	$ 19,169.9	38.4%
Foreign	**25,327.2**	**41.2**	15,343.1	30.8
	45,156.7	**73.4**	34,513.0	69.2
Balanced				
Domestic	**10,838.4**	**17.6**	10,570.3	21.2
Foreign	**1,048.8**	**1.7**	731.7	1.5
	11,887.2	**19.3**	11,302.0	22.7
Fixed Income				
Domestic	**2,647.3**	**4.3**	2,461.3	5.0
Foreign	**88.0**	**0.1**	112.3	0.2
	2,735.3	**4.4**	2,573.6	5.2
Money Market				
Domestic	**1,565.4**	**2.6**	1,408.2	2.8
Foreign	**195.9**	**0.3**	56.1	0.1
	1,761.3	**2.9**	1,464.3	2.9
Total	**$ 61,540.5**	**100.0%**	$ 49,852.9	100.0%

Mackenzie's investment performance in the global equity and global balanced categories was strong, with 83% of its assets in these categories being rated three, four or five stars for the year by Morningstar. Mackenzie's Cundill funds maintained their long-term track records in 2006 with all funds in the group posting positive returns, and all ending the year with a three-star or better rating from Morningstar. Mackenzie Cundill Value Fund was the top selling global equity fund in Canada during 2006, and was recognized as best Global Equity Fund at the 2006 Canadian Investments Awards. This fund ended the year with $6.6 billion in assets, up from $4.3 billion a year earlier. In addition, Mackenzie Cundill Recovery Fund, recognized as best Global Equity Fund at the 2005 Canadian Investment Awards, was closed to new investments on April 7, 2006 after the investment management team concluded that finding incremental investment opportunities consistent with the fund's mandate had become increasingly difficult. This negatively impacted sales of long-term funds in the second half of 2006.

Under the Universal brand, the Mackenzie Universal Sustainable Opportunities Class, a global fund that invests in firms deemed to have ethical business practices, was one of Mackenzie's top performing global equity funds, finishing the year up 23.6%. A number of other Universal funds were also among performance leaders, finishing the year in the first quartile based on one year investment performance in their respective categories in 2006, including: Mackenzie Universal Global Future Fund, Mackenzie Universal World Growth RRSP Fund, Mackenzie Universal World Real Estate Class, Mackenzie Universal U.S. Blue Chip Class, Mackenzie Universal American Growth Class. Gross sales in the Universal funds improved 49% over the prior year to $751 million.

Mackenzie is recognized as a leader in natural resource and precious metals investing, both in Canada and in the U.S. and the Mackenzie Universal Canadian Resource Fund, the largest natural resource fund in Canada, had $1.2 billion in assets at December 31, 2006 compared to $1.0 billion a year earlier. Investment performance within the precious metals and natural resources funds remained strong with the Mackenzie Universal Precious Metals Fund and the Mackenzie Universal Canadian Resource Fund delivering 49.2% and 18.3% respectively in 2006.

The Ivy funds continued to experience net outflows, however all delivered positive returns to investors over the course of 2006, relatively consistent with their historical investment returns since inception. Nonetheless, in comparison to other competing funds, the performance of Ivy's Canadian portfolios was affected by the continuing rally in resource and cyclical stocks that started in 2003, sectors in which the Ivy funds continue to be underweight. The more globally oriented Ivy portfolios improved during the year, with returns of 16.0% on the Mackenzie Ivy Foreign Equity Fund, 26.3% on the Mackenzie Ivy European Class and 14.9% on the Mackenzie Ivy Global Balanced Fund.

PRODUCTS

Mackenzie continued its tradition of innovation in 2006, providing investors with a broadening group of funds and services to meet growing client demand for income oriented product and increased international exposure. New products launched this year included the Mackenzie Charitable Giving Fund, Mackenzie Founders Fund, Mackenzie Sentinel Diversified Income Fund and Mackenzie Universal U.S. Dividend Income Fund.

The Mackenzie Charitable Giving Fund allows investors to work with their financial advisor to create a donor-advised account to make donations that support charities of their choice. One of only a few programs of its kind in Canada, the Mackenzie Charitable Giving Fund provides the opportunity for many Canadians to build an enduring charitable giving legacy. By making a tax deductible donation through this program, money will be granted to the charities of their choice for years to come with considerably less expense and complexity than setting up and administering their own private foundation.

Mackenzie Founders Fund brings together four funds representing the legacy of the organization: Mackenzie Growth Fund, Mackenzie Cundill Value Fund, Mackenzie Ivy Foreign Equity Fund and Mackenzie Maxxum Dividend Fund into one fund. Each was selected on the basis of its successful long-term track record as a founding fund within its respective brand and by how its investment style complements the other funds.

To further diversify and expand the Sentinel brand's position as a source of income solutions for investors, the Mackenzie Sentinel Diversified Income Fund was launched to provide clients with diversified portfolio exposure to Canadian and U.S. dividend paying stocks, Canadian income trusts, high yield corporate bonds and Canadian government bonds through a fund of funds structure.

As well, Mackenzie also responded to the growing demand for diversified income products with the launch of Mackenzie Universal U.S. Dividend Income Fund with U.S. based Waddell & Reed acting as sub-advisor. This fund is modeled after a dividend fund offered by Waddell & Reed in the U.S.

Investors continued to look to mutual funds and other investment products to enhance income yields, particularly after the changes to the income trust tax rules announced in October. Mackenzie continues to adjust its offerings to respond to the evolving investor needs related to income with new products specifically designed to provide steady cash flow and address the retirement needs of an aging population. In June, the Mackenzie Cundill Value Fund, Mackenzie Maxxum Dividend Fund and the U.S. dollar versions of the Mackenzie Cundill Value Fund, Mackenzie Cundill Global Balanced Fund and Mackenzie Ivy Global Balanced Fund had T-Series units added to their offering. T-Series units have a fixed annual rate of distribution from income earned and return of capital that is paid monthly.

Symmetry, Mackenzie's multi-manager pooled wrap program, experienced a 17% increase in assets to total $581 million at December 31, 2006. Symmetry combines strategic asset allocation with input from a client's financial advisor to provide investment portfolio customization, tailored for the risk profile of the investor.

MRS Group
Investor Accounts
Under Administration
As at December 31 *(thousands)*


891
905
922
956
1,032
02
03
04
05
06

DEALER, TRUST AND ADMINISTRATION SERVICES

Mackenzie continues to provide products and services to dealers, financial advisors and their respective clients through its subsidiaries. M.R.S. Trust Company, a federally regulated trust company, provides loan and deposit products to financial advisors for their clients. M.R.S. Inc. is the largest mutual fund carrying dealer in Canada and is a member of the Mutual Fund Dealers Association (MFDA) of Canada. M.R.S. Securities Services Inc. is a carrier for investment dealers and a discount broker for referred investors and an Investment Dealers Association member firm. M.R.S. Correspondent Corporation is an Autorité des marchés financiers regulated dealer operating in Quebec. Winfund Software Corp. is one of the largest providers of dealer and advisor software for distributors of mutual funds and insurance in Canada.

Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2006 compared with 2005 are presented in Table 11.

TABLE 11: OPERATING RESULTS – MACKENZIE

($ millions)	2006	2005	CHANGE
Fee and net investment income			
Management	**$ 771.7**	$ 691.3	11.6%
Administration	**130.6**	138.0	(5.4)
Distribution	**31.8**	34.0	(6.5)
Net investment income and other	**27.1**	19.0	42.6
	961.2	882.3	8.9
Operating expenses			
Commissions	**159.8**	154.3	3.6
Trailer fees	**210.6**	185.6	13.5
Non-commission	**267.5**	258.9	3.3
	637.9	598.8	6.5
Earnings before interest and taxes	**$ 323.3**	$ 283.5	14.0%

FEE AND NET INVESTMENT INCOME

Mackenzie's management fee revenues are earned from services it provides as fund manager to the Mackenzie mutual funds and as investment advisor to institutional accounts.

The majority of Mackenzie's mutual funds are distributed on a retail priced basis, however, it also offers various series of these funds with management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In these programs, Mackenzie does not pay trailing commissions or selling commissions. At December 31, 2006, there were $6.7 billion of mutual fund assets in these series of the funds, as compared to $4.9 billion at December 31, 2005.

Management fees were $771.7 million for the year ended December 31, 2006, an increase of $80.4 million or 11.6% from $691.3 million last year. Management fee income represents 141.7 basis points of average monthly assets in 2006, a decrease of 8.5 basis points from 150.2 basis points in 2005. The increase in management fees was consistent with the 18.4% growth in Mackenzie's average monthly assets under management from $46.0 billion in 2005 to $54.5 billion in the current year and the decline in its average management fee rate. The decrease in the average management fee rate is due to the higher growth in Mackenzie's institutional accounts and non-retail priced mutual funds relative to the growth in its retail priced mutual funds as institutional and non-retail priced funds have lower management fees. In addition, changes in asset mix within Mackenzie's sub-brands also impacts average management fee rates.

Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS account administration business.

Administration fees were $130.6 million for the year ended December 31, 2006, a decrease of $7.4 million from $138.0 million in 2005.

The decrease in administration fees was due to:

- Decline in fees for administering the VenGrowth labour sponsored funds. VenGrowth terminated their administration agreement with Mackenzie effective November 2005.
- Decline in counterparty revenue as a result of the elimination of the foreign property rules applicable to registered plans in July 2005 and Mackenzie's decision to discontinue this product offering.

IGM FINANCIAL INC.

Mackenzie earns distribution fee income on redemptions of mutual fund units sold on a deferred sales charge basis and on a low load basis. Distribution fees charged for deferred sales charge assets range from 5.5% in the first year and decrease to zero after seven years. Distribution fees for low load assets range from 3.0% in the first year and decrease to zero after three years. Distribution fee income in 2006 was $31.8 million, a decrease of $2.2 million from $34.0 million last year. Although the total level of redemptions increased during the current year relative to last year, the decline in distribution fee income was due to a year over year decline in the absolute level of redemption of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit-taking operations. Net investment income in 2006 was $27.1 million, an increase of $8.1 million as compared to $19.0 million in 2005. Increases in M.R.S. Trust Company's loan portfolio, rising interest rates and gains realized at Mackenzie in the current year on the disposition of investments in proprietary mutual funds accounted for this increase. The gains realized on the disposition of investments in proprietary mutual funds in the prior year were not significant.

OPERATING EXPENSES

Mackenzie's operating expenses were $637.9 million for the year ended December 31, 2006, an increase of $39.1 million or 6.5% from $598.8 million last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a low load and deferred sales charge basis. Commission expense, which represents the amortization of selling commissions, was $159.8 million in the year ended December 31, 2006 as compared to $154.3 million last year. Mackenzie amortizes selling commissions over three years from the date of original purchase of the applicable low load units and over a maximum period of seven years from the date of original purchase of the applicable deferred sales charge units.

Trailing commissions paid to dealers are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis, a deferred sales charge basis or on a low load basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $210.6 million in 2006, an increase of $25.0 million or 13.5% from $185.6 million last year. The increase in trailing commissions is due to the year over year growth in average mutual fund assets under management and the increase in the average trail commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.484% in the current year as compared to 0.477% last year. The increase in the average trail commission rate is attributed to an increase in the relative proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis.

Non-commission expenses increased $8.6 million or 3.3% to $267.5 million in the current year from $258.9 million last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. The increase in non-commission expenses is due, in part, to Mackenzie's acquisition of the Cundill Group in the third quarter of 2006.

IGM Financial Inc.
Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $7.33 billion at December 31, 2006, compared to $6.81 billion at December 31, 2005.

SECURITIES

The Company's securities holdings were $142.3 million at December 31, 2006, a decrease of $35.7 million or 20.0% from 2005. The fair value of the Company's portfolio at December 31, 2006 exceeded cost by $96.0 million compared with $123.7 million at December 31, 2005. Derivative financial instruments designated as cash flow hedges and utilized by the Company to manage market risk on its securities portfolio reduced unrealized gains in the securities portfolio by $42.6 million at December 31, 2006 compared with $28.2 million at December 31, 2005. The fair value of the Company's securities holdings, net of cash flow hedges, exceeded cost by $53.4 million at December 31, 2006 compared with $95.5 million at December 31, 2005.

Market Risk Management

IGM Financial adheres to an Investment Policy that outlines the objectives, constraints and parameters relating to its investing activities. This policy prescribes limits around the quality and concentration of investments held by the Company. Management regularly reviews the Company's investments to ensure all activities are in adherence to the Investment Policy, and regularly reviews the portfolio to identify holdings where there has been an other than temporary decline in value. In these circumstances, the carrying amount of the security is written down to recognize the loss. In addition, from time to time the Company manages risk relating to its securities investments by using a variety of derivative financial instruments. Additional information on the Company's utilization of derivative contracts can be found in the Off-Balance Sheet Arrangements section of this MD&A and in Notes 1 and 15 of the Consolidated Financial Statements.

LOANS

Loans, including mortgages and personal loans, decreased by $24.2 million to $488.8 million at December 31, 2006 and represent 6.7% of total assets compared to 7.5% in 2005. Residential mortgage loans related to the Company's mortgage banking operations decreased by $26.7 million. In the Company's intermediary operations, personal loans increased by $35.6 million while residential mortgage loans decreased by $33.6 million.

Residential mortgage loans originated by Investors Group are funded through sales to third parties, including securitization trusts, on a fully serviced basis and through placements to the Investors Mortgage and Short Term Income Fund and the Company's intermediary operations.

M.R.S. Trust Company sources mortgage loans through mortgage brokers and personal loans through financial advisors. These loans are funded primarily through the Company's intermediary activities, and in certain instances are sold to third parties (including securitization trusts) on a fully-serviced basis.

Credit Risk Management

At December 31, 2006, impaired loans totalled $0.4 million compared to $1.0 million at December 31, 2005, and represented 0.09% of the total loan portfolio, compared with 0.19% at December 31, 2005. The general allowance for credit losses was $7.7 million at December 31, 2006 compared to $8.2 million in 2005. The Company monitors its credit risk management policies continuously to evaluate their effectiveness. The Company also periodically reviews the credit quality of the loan portfolios and the adequacy of the related general allowance. In 2005, the Company reduced its general allowance by $10.0 million due to the elimination of a provision established as a result of a previous acquisition and reported the reversal in Net Investment Income and Other in the Corporate and Other segment. This reduction reflected changes in the size and composition of the portfolios, improving default trends, and continued improvement in underwriting and default management policies and procedures. These policies and practices have resulted in the effective risk management of impaired loans.

During 2006, management continued its policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses of $7.7 million at December 31, 2006 exceeded impaired mortgages and loans by $7.3 million.

As at December 31, 2006:

- The mortgage portfolios were 99% residential and 74% insured.
- The mortgage portfolios were in excess of 80% owner occupied.
- Mortgages in the portfolios were geographically diverse.
- Strict credit risk management policies continue to be applied.

The characteristics of the mortgage portfolios at December 31, 2006 described above are consistent with prior years.

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

As well, a portion of cash and cash equivalents and loans relate to the Company's deposit operations. At December 31, 2006, deposits and certificates totalled $777.5 million compared to $692.8 million at December 31, 2005.

A key liquidity requirement for the Company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through ongoing cash flow from operations.

The Company also maintains sufficient liquidity to fund and temporarily hold mortgages. Through its mortgage banking operations, most of the mortgages are sold to third parties, including securitization trusts, or placed with Investors Mortgage and Short Term Income Fund on a fully serviced basis. In order to effectively manage its overall liquidity, the Company is active in both the whole loan sale and securitization markets. During 2006, whole loan sales to third parties totalled $467.0 million and proceeds from securitizations were $1,301.5 million, compared with $372.4 million and $251.0 million respectively in 2005.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $1,535.3 million for 2006 compared to $1,365.5 million in 2005, and represents an increase of 12.4%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit. IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
For the financial year *($ millions)*


1,149
536
1,139
579
1,253
689
1,366
848
1,535
927
02
03
04
05
06

EBITDA – 2003 excludes dilution gain and restructuring reversal related to Mackenzie. 2004 excludes unitholder compensation costs.
Cash flow available from operations before payment of commissions.

Cash Flows

Table 12 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which form part of the Consolidated Financial Statements for the year ended December 31, 2006.

Operating activities, before payment of commissions, generated $1,032.4 million during the year ended December 31, 2006, as compared to $941.5 million in 2005. Cash commissions paid were $344.7 million in 2006 compared with $337.4 million in 2005. While mutual fund sales increased approximately 7% in 2006 compared with 2005, the overall increase in commissions paid was 2.2% reflecting an increase in the relative proportion in mutual funds assets purchased on a front-end basis as opposed to a deferred sales charge basis.

Financing activities during the year ended December 31, 2006 compared to the same period in 2005 related primarily to:

- A net increase of $84.7 million in deposits and certificates in 2006 compared to a net decrease of $18.2 million in 2005. The net increase in 2006 related primarily to changes in demand deposit levels and the net decrease in 2005 resulted from decreases in term deposit levels offset in part by increases in demand deposits.
- The repayment on maturity of the $25.0 million note payable to Power Financial Corporation.
- Proceeds received on the issuance of common shares under the Company's stock option program of $13.2 million in 2006 compared with $9.2 million in 2005.
- The payment of regular common share dividends which increased to $392.5 million in 2006 from

TABLE 12: CASH FLOWS

($ millions)	2006	2005	CHANGE
Operating activities			
Before payment of commissions	**$ 1,032.4**	$ 941.5	9.7%
Commissions paid	**(344.7)**	(337.4)	(2.2)
Net of commissions paid	**687.7**	604.1	13.8
Financing activities	**(332.8)**	(375.4)	11.3
Investing activities	**(97.5)**	(25.6)	(280.9)
Increase in cash and cash equivalents	**257.4**	203.1	26.7
Cash and cash equivalents, beginning of year	**1,068.1**	865.0	23.5
Cash and cash equivalents, end of year	**$ 1,325.5**	$ 1,068.1	24.1%

$341.3 million in 2005 as a result of increases in the Company's common share dividends.

- The purchase of 271,700 common shares in 2006 under IGM Financial's normal course issuer bid at a cost of $13.2 million. In 2005, 584,700 shares were purchased at a cost of $23.3 million.

Investing activities during the year ended December 31, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $68.0 million and securities sales with proceeds of $158.0 million in 2006 compared with $102.2 million and $95.9 million, respectively, in 2005.
- Net increases in loans of $1,270.1 million compared to $258.0 million related primarily to residential mortgages in the Company's mortgage banking operations. The net increase in loans was offset by securitizations of $1,301.5 million in 2006 and $251.0 million in 2005.
- The acquisition of intangible assets in 2006 which totalled $140.1 million and $54.1 million of funds held in escrow related to the Cundill Group.

Contractual Obligations

INTEREST RATE RISK

The objective of the Company's asset liability management is to control interest rate risk by actively managing its interest rate exposure within limits established by the Investment Committee of the Board of Directors.

The Company manages the re-pricing characteristics of its consolidated assets and liabilities, and as required by regulation, manages interest rate risk on the assets and liabilities of the deposit operations of M.R.S. Trust Company and Investors Group Trust Co. Ltd. As at December 31, 2006, the total gap between one-year deposit assets and liabilities was well within the Company's stated guidelines.

LIQUIDITY REQUIREMENTS

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at December 31, 2006, liquidity for both companies was in compliance with these policies.

TABLE 13: CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD				
As at December 31, 2006 ($ millions)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	AFTER 5 YEARS
Long-term debt[1]	$ 1,200.0	$ –	$ –	$ 450.0	$ 750.0
Operating leases[2]	249.6	39.5	66.6	46.0	97.5
Total contractual obligations	$ 1,449.6	$ 39.5	$ 66.6	$ 496.0	$ 847.5

(1) Refer to Note 12 of the Consolidated Financial Statements.

(2) Includes office space and equipment used in the normal course of business. Lease payments are charged to earnings in the period of use.

IGM FINANCIAL INC.

CAPITAL RESOURCES

Shareholders' equity increased to $3.82 billion as at December 31, 2006 from $3.45 billion at December 31, 2005. Long-term debt was $1.20 billion at December 31, 2006, compared to $1.23 billion at December 31, 2005 and is detailed in Note 12 to the Consolidated Financial Statements.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

Independent reviews confirm the continuing quality of IGM Financial's balance sheet and the strength of its operations. During 2006, both Standard & Poors (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the Company's senior debt and liabilities. The rating was upgraded to "A (high)" with a stable outlook by DBRS and the S&P rating is currently "A" with a stable outlook.

Management is confident that the Company's current capital resources are adequate and can support its activities during 2007.

Shareholders' Equity
As at December 31 *($ millions)*


2,590
2,861
3,148
3,445
3,818
02
03
04
05
06

OFF-BALANCE SHEET ARRANGEMENTS

- *Securitizations* – The Company's liquidity management practices include the periodic transfers of mortgages and personal loans to securitization trusts sponsored by third parties that in turn issue securities to investors. The Company retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. During 2006, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $1,301.5 million compared with $251.0 million in 2005. Securitized loans serviced at December 31, 2006 totalled $1,547.0 million compared with $558.8 million at December 31, 2005. The fair-value of the Company's retained interest was $42.7 million at December 31, 2006 and $15.5 million at December 31, 2005. Additional information related to the Company's securitization activities can be found in Notes 1 and 4 of the Consolidated Financial Statements.
- *Derivative Contracts* – The Company utilizes derivative financial instruments in the management of interest rate and equity market exposures. The Company does not utilize derivative instruments for speculative purposes. The Company enters into interest rate swap arrangements in order to reduce the impact of fluctuating interest rates on its mortgage banking operations and asset liability management. The Company manages its exposure to market risk on its corporate securities portfolio by using a variety of derivative instruments including options and forward contracts. The Company also manages its exposure to fluctuations in the total return of its common shares related to deferred compensation arrangements by entering into total return swaps. All derivative contracts are either exchange-traded or negotiated in the over-the-counter market with Schedule I and Schedule II bank counterparties on a diversified basis. Additional information related to the Company's utilization of derivative contracts can be found in Notes 1 and 15 of the Consolidated Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Table 14 presents the carrying value and the fair value of on and off-balance sheet financial instruments.

Fair value is determined using the following methods and assumptions:

- The fair value of short-term financial instruments approximate carrying value. These include cash and cash equivalents, accounts and other receivables, and other financial liabilities.
- Securities are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used.
- Loans are valued by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.
- Long-term debt is determined by reference to current market prices for debentures and notes payable with similar terms and risks.
- Derivative financial instruments' fair values are based on quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

Details of each component of the financial instruments are contained in the various related notes to the Consolidated Financial Statements.

A description of the material risks and management of the risks associated with the various financial instruments are contained in the Consolidated Financial Position, Consolidated Liquidity and Capital Resources, and Off-balance Sheet Arrangements sections in the MD&A.

TABLE 14: FINANCIAL INSTRUMENTS

	2006		2005	
As at December 31 *($ millions)*	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**$ 1,325.5**	**$ 1,325.5**	$ 1,068.1	$ 1,068.1
Securities	**142.3**	**238.3**	178.0	301.7
Loans	**488.8**	**488.8**	513.0	512.6
Account and other receivables	**219.2**	**219.2**	161.2	161.2
	$ 2,175.8	**$ 2,271.8**	$ 1,920.3	$ 2,043.6
Liabilities				
Deposits and certificates	**$ 777.5**	**$ 778.7**	$ 692.8	$ 694.3
Other financial liabilities	**532.5**	**532.5**	480.9	480.9
Long-term debt	**1,200.0**	**1,410.2**	1,225.0	1,450.0
	$ 2,510.0	**$ 2,721.4**	$ 2,398.7	$ 2,625.2
Off-balance sheet derivatives	**$ –**	**$ (42.6)**	$ –	$ (28.2)

THE FINANCIAL SERVICES ENVIRONMENT

The financial services industry continues to experience growth and change influenced by:

- Continuing growth of the Canadian economy.
- Shifting demographics as the number of Canadians in their prime savings years continue to increase.
- Changes in investor attitudes and strong preferences to deal through an advisor.
- Changes in the regulatory environment.
- An evolving competitive landscape.
- Advancing and changing technology.

Deregulation, competition and technology have fostered a trend towards financial service providers offering a comprehensive range of products and services in-house. Traditional distinctions between bank branches, full service brokerages, financial planning firms and insurance agent forces are obscured as many of these financial service providers strive to offer comprehensive financial advice implemented through access to a broad product shelf.

The preferred method of retirement planning by Canadians continues to be in the context of a relationship with a financial advisor. Increased investor awareness and sophistication, driven by these advisory relationships, continues to drive a reconfiguration of household balance sheets from short-term financial assets towards longer term financial assets.

Investment funds, which include mutual funds, remain the most popular financial asset class relied upon by Canadians for their retirement savings, and they represent over one-third of Canadian long-term discretionary financial assets. Management believes that investment funds are likely to remain the preferred savings vehicle of Canadians. Investment funds provide investors with the benefits of diversification, professional management, flexibility and convenience, and are available in a broad range of mandates and structures to meet most investor requirements and preferences.

At December 31, 2006, mutual fund industry assets in Canada were $660.2 billion, an increase of 15.8% relative to December 31, 2005. This $90.2 billion increase in industry assets from December 31, 2005 reflected net sales of $20.8 billion, with the remaining $69.4 billion primarily reflecting investment returns generated during the year.

THE COMPETITIVE LANDSCAPE

IGM Financial and its subsidiaries operate in a highly competitive environment. Investors Group and Investment Planning Counsel compete directly with other retail financial service providers, including other financial planning firms, as well as full service brokerages, banks and insurance companies. Investors Group, Mackenzie and Investment Planning Counsel compete directly with other investment managers for assets under management, and also compete with other asset classes, including stocks, bonds and other passive investment vehicles, for share of the investment assets of Canadians.

Canadian banks remain a dominant force in Canadian retail financial services. The banks distribute financial products and services through their traditional bank branches, as well as through their full service and discount brokerage subsidiaries. In recent years, bank branches have increased their emphasis on both financial planning and mutual funds. In addition, each of the big six banks has a mutual fund management subsidiary. Collectively, mutual fund assets of the big six bank-owned mutual fund managers represented 36% of total industry mutual fund assets at December 31, 2006 and accounted for approximately 61% of the industry's long-term mutual fund net sales during 2006 down marginally from 62% in 2005.

Mutual fund dealers and other financial planning firms represent a significant distribution channel for mutual funds in Canada. The last five years have been characterized by significant consolidation in this sector of the industry, with many of the larger firms being purchased by mutual fund managers and insurers. Despite this level of consolidation activity, the sector remains fragmented. Management anticipates continuing consolidation in this segment of the industry as smaller participants are acquired by larger organizations.

As a result of this consolidation activity, the Canadian mutual fund management industry is characterized by large, often vertically-integrated, firms. The industry is very concentrated, with the ten largest firms and their subsidiaries representing 78.2% of industry assets at December 31, 2006. Smaller firms primarily represent niche players.

Management believes scale, access to distribution, and a broad product shelf are key competitive success factors in the financial services industry.

MEETING COMPETITIVE CHALLENGES

Management feels that IGM Financial is well-positioned to meet competitive challenges and capitalize on future opportunities. The Company enjoys several competitive strengths, including:

- Significant economies of scale.
- Significant and diversified distribution with an emphasis on financial advisors.
- Broad product capabilities, leading brands and quality sub-advisory relationships.
- Part of the Power Financial group of companies, which includes Great-West Life, London Life and Canada Life.
- Enduring client relationships and the long-standing heritages and cultures of its subsidiaries.

Significant Economies of Scale

At December 31, 2006 IGM Financial's total assets under management were $119.4 billion compared with $100.2 billion in 2005, an increase of 19.1%. Included in the Company's total assets under management were mutual fund assets of $107.0 billion at year end 2006 compared to $94.1 billion one year ago. IGM Financial enjoys a 16.1% share of industry mutual fund assets under management and has almost 75% more long-term mutual fund assets than its nearest competitor. This scale provides the Company and its subsidiaries with numerous benefits, including lower unit costs and greater access to capital.

Broad and Diversified Distribution

IGM Financial's distribution strength is a competitive advantage. In addition to owning two of Canada's largest financial planning organizations, Investors Group and Investment Planning Counsel, IGM Financial has, through Mackenzie, access to distribution through over 30,000 independent financial advisors. Mackenzie also, in its growing institutional and sub-advisory business, partners with Canadian and U.S. manufacturing and distribution complexes to provide investment management to a number of individual mandates.

Broad Product Capabilities

During 2006, as discussed earlier within the segmented results, IGM Financial's subsidiaries continued to develop and launch innovative products and strategic investment planning tools to assist advisors in building optimized portfolios for clients.

Part of Power Financial Group of Companies

As part of the Power Financial group of companies, IGM Financial benefits through cost savings from shared service arrangements, as well as through access to distribution, products and capital.

Enduring Relationships

IGM Financial enjoys significant advantages as a result of the enduring relationships that advisors enjoy with clients. In addition, the Company's subsidiaries have strong heritages and cultures which are challenging for competitors to replicate.

THE REGULATORY ENVIRONMENT

IGM is subject to complex and changing legal, taxation and regulatory requirements, including the requirements of agencies of the federal, provincial and territorial governments in Canada which regulate the Company. The Company's principal regulators are the Canadian Securities Administrators, the Mutual Fund Dealers Association, the Investment Dealers Association and the Office of the Superintendent of Financial Institutions. These and other regulatory bodies regularly adopt new laws, rules, regulations and policies that apply to the Company. Regulatory standards affecting the Company and the financial services industry are increasing. The Company's subsidiaries are subject to regular regulatory reviews as part of the normal ongoing process of oversight by the Company's regulators.

Failure to comply with laws, rules or regulations could lead to regulatory sanctions and civil liability, and may have an adverse reputational or financial effect on the Company. The Company manages regulatory risk through its efforts to promote a strong culture of compliance. It monitors regulatory developments and their impact on the Company. It also continues to develop and maintain compliance policies, processes and oversight, including specific communications on compliance and legal matters, training, testing, monitoring and reporting. The Audit Committee of the Company receives regular reporting on compliance initiatives and issues.

The Company supports regulatory efforts that will protect the interests of its clients and preserve the integrity and reputation of the industry and its members.

OTHER RISK FACTORS

Contingencies

The Company is subject to legal actions, including class actions, arising in the normal course of its business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of

IGM FINANCIAL INC.

such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 15.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the Company has been able to maintain redemption rates that are among the lowest in the industry. One of the contributing factors in the increase in Mackenzie's redemption rate at December 31, 2006 compared with 2005 is the increase in the proportion of Mackenzie's mutual fund units no longer subject to a redemption fee. At December 31, 2006, the twelve month trailing redemption rate for long-term funds for the industry, excluding IGM Financial, was 15.6% compared to 16.5% at December 31, 2005.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as discussed in the Investors Group Review of the Business section of the MD&A. As at December 31, 2006, the number of Consultants totalled 3,917 compared with 3,668 at December 31, 2005. This represents an increase of 6.8% in the Consultant network in 2006. Investors Group experienced ten consecutive quarters of growth resulting in an increase of 22.1% in the Consultant network since June 30, 2004.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's diverse portfolio of financial products and its long-term investment performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors. These factors are discussed further in the Mackenzie Review of the Business section of the MD&A.

TABLE 15: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at December 31	2006	2005
IGM Financial Inc.		
Investors Group	**7.9%**	8.7%
Mackenzie	**15.2%**	14.8%
Counsel Group of Funds	**9.4%**	9.7%

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the mutual fund and other financial services industries; others are specific to IGM Financial's businesses and operations. IGM Financial's significant accounting policies are described in detail in Note 1 of the Consolidated Financial Statements.

The major critical accounting estimates and related judgments underlying the Company's financial statements are summarized below. Critical accounting estimates relating to goodwill and intangibles, income taxes and deferred selling commissions relate to both the Investors Group and Mackenzie reportable segments while Employee future benefits applies to the Investors Group reportable segment.

- *Goodwill and intangible assets* – Goodwill and indefinite life intangible assets are reflected in Note 7 of the Consolidated Financial Statements. Under the Canadian Institute of Chartered Accountants (CICA) Section 3062 – Goodwill and Other Intangible Assets, the Company is required to test the fair value of goodwill and indefinite life intangible assets for impairment at least once a year. The Company performs that evaluation during the second quarter each year. These tests involve the use of estimates and assumptions appropriate in the circumstances. The annual impairment testing was completed for 2006 and management determined that no impairment charge was necessary.
- *Income taxes* – The provision for income taxes is determined on the basis of the anticipated tax treatment of transactions recorded in the Consolidated Statements of Income. The determination of the provision for income taxes requires interpretation of tax legislation in a number of jurisdictions. Tax planning may allow the Company to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of its provisions. Any related tax benefits or changes in management's best estimates are reflected in the provision for income taxes. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the future benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities. If our interpretation of tax legislation differs from that of the tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. Additional information related to income taxes is included in the Summary of Consolidated Operating Results and in Note 11 of the Consolidated Financial Statements.
- *Employee future benefits* – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. These estimates are discussed in Note 10 of the Consolidated Financial Statements.
- *Deferred selling commissions* – Commissions paid on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization for Investors Group was three years. On April 1, 2001 Investors Group revised the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie. The Company regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

CHANGES IN ACCOUNTING POLICIES

As disclosed in Note 1 of the Consolidated Financial Statements, IGM Financial did not adopt any changes in accounting policies in 2006.

FUTURE ACCOUNTING CHANGES

In January 2005, the CICA issued four new accounting standards: CICA 3855, Financial Instruments – Recognition and Measurement, CICA 3865, Hedges, CICA 1530, Comprehensive Income and CICA 3251, Equity. These standards become effective for fiscal years beginning on or after October 1, 2006 and are applicable to the Company as of January 1, 2007.

These standards require that all financial assets be classified as available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value in the Consolidated Balance Sheets, except loans and receivables including mortgages and securities classified as held to maturity, which would be carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which would be carried at fair value, or other, which would be carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are required to be reported in earnings and unrealized gains and losses on financial assets that are available for sale are required to be recorded in Other comprehensive income until realized or impaired, at which time they are required to be recorded in the Consolidated Statements of Income. All derivatives including embedded derivatives that must be separately accounted for, except those described in the next paragraph, must be recorded at fair value in the Consolidated Balance Sheets and the changes in fair value must be recorded in the Consolidated Statements of Income.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the Consolidated Statements of Income. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to Net income when the hedged transaction impacts earnings. The change in fair value of the ineffective portion of the derivative in a cash flow hedge must be recorded in the Consolidated Statements of Income.

The Consolidated Statements of Comprehensive Income will be included in the Company's financial statements. Unrealized gains and losses on financial assets that will be held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses will be recorded in the Consolidated Statements of Comprehensive Income until recognized in the Consolidated Statements of Income. Accumulated other comprehensive income will form part of shareholders' equity.

Transitional adjustments arising due to remeasuring financial assets classified as available for sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income. Other transition adjustments are not expected to be significant.

Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2006, the Co-Presidents and Chief Executive Officers and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Company's senior management, including the Co-Presidents and Chief Executive Officers and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

Based on their evaluations as of December 31, 2006, the Co-Presidents and Chief Executive Officers and the Chief Financial Officer have concluded that the Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the fourth quarter of 2006, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Other Information

TRANSACTIONS WITH RELATED PARTIES

IGM Financial enters into transactions with Great-West Life, London Life and Canada Life, subsidiaries of its affiliate, GWL. These transactions are in the normal course of business and have been recorded at the agreed upon exchange amounts as described below.

- The Company provided to and received from Great-West Life certain administrative services enabling each organization to take advantage of economies of scale and areas of expertise.
- The Company distributed insurance products under a distribution agreement with Great-West Life and Canada Life and received $29.0 million in distribution fees (2005 – $37.2 million). The Company paid $21.0 million (2005 – $17.2 million) to London Life related to the distribution of certain mutual funds of the Company.
- In order to manage its overall liquidity position, the Company's mortgage banking operation is active in the securitization market and also sells residential mortgage loans to third parties, on a fully serviced basis. During 2006, the Company sold residential mortgage loans to Great-West Life and London Life for $291.4 million compared to $122.8 million in 2005.

For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements.

OUTSTANDING SHARE DATA

Outstanding common shares of IGM Financial as at December 31, 2006 totalled 264,865,938. As at February 14, 2007, outstanding common shares totalled 264,949,429.

SEDAR

Additional information relating to IGM Financial, including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

The consolidated financial statements of IGM Financial Inc. and related financial information have been prepared by Management, which is responsible for the integrity, objectivity and reliability of the data presented. This responsibility includes selecting appropriate accounting principles and making judgments and estimates consistent with Canadian generally accepted accounting principles. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Systems of internal control and supporting procedures are maintained to provide reasonable assurance of the reliability of financial information and the safeguarding of all assets controlled by the Company. These controls and supporting procedures include quality standards in hiring and training employees, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines through the organization. Internal controls are reviewed and evaluated by extensive internal audit programs, which are subject to scrutiny by the shareholders' auditors.

Ultimate responsibility for the consolidated financial statements rests with the Board of Directors. The Board is assisted in discharging this responsibility by an Audit Committee, consisting of directors who are not officers or employees of the Company. This Committee reviews the consolidated financial statements and recommends them for approval by the Board. In addition, the Audit Committee reviews the recommendations of the internal auditor and the shareholders' auditors for improvements in internal control and the action of Management to implement such recommendations. In carrying out its duties and responsibilities, the Committee meets regularly with Management and with both the internal auditor and the shareholders' auditors to review the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged.

Deloitte & Touche LLP, independent auditors appointed by the shareholders, have examined the consolidated financial statements of the Company in accordance with Canadian generally accepted auditing standards, and have expressed their opinion upon the completion of their examination in their Report to the Shareholders. The shareholders' auditors have full and free access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company's financial reporting and the adequacy of the systems of internal control.

Murray J. Taylor
Co-President and Chief Executive Officer

Charles R. Sims
Co-President and Chief Executive Officer

Gregory D. Tretiak
Executive Vice-President, Finance

Auditors' Report

To the Shareholders, IGM Financial Inc.

We have audited the consolidated balance sheets of IGM Financial Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Winnipeg, Manitoba
February 14, 2007

IGM FINANCIAL INC.

As at December 31 *(in thousands of dollars)*	2006	2005
Assets		
Cash and cash equivalents	**$ 1,325,468**	$ 1,068,061
Securities *(Note 2)*	**142,322**	178,011
Loans *(Note 3)*	**488,795**	512,989
Investment in affiliate *(Note 5)*	**549,237**	509,721
Deferred selling commissions	**974,070**	927,958
Other assets *(Note 6)*	**439,804**	336,473
Intangible assets *(Note 7)*	**1,040,126**	900,180
Goodwill *(Note 7)*	**2,372,714**	2,373,483
	$ 7,332,536	$ 6,806,876
Liabilities		
Deposits and certificates *(Note 8)*	**$ 777,505**	$ 692,770
Other liabilities *(Note 9)*	**735,297**	634,256
Future income taxes *(Note 11)*	**442,061**	449,717
Long-term debt *(Note 12)*	**1,200,000**	1,225,010
Preferred shares *(Note 13)*	**360,000**	360,000
	3,514,863	3,361,753
Shareholders' Equity		
Share capital *(Note 13)*	**1,493,954**	1,481,519
Contributed surplus	**15,339**	9,213
Retained earnings	**2,308,380**	1,954,391
	3,817,673	3,445,123
	$ 7,332,536	$ 6,806,876

(See accompanying notes to consolidated financial statements.)

On behalf of the Board

Murray J. Taylor
Director

Donald F. Mazankowski
Director

Consolidated Statements of Income

For the years ended December 31 *(in thousands of dollars, except shares and per share amounts)*	2006	2005
Fee and net investment income		
Management	**$ 1,857,889**	$ 1,644,737
Administration	**313,245**	307,391
Distribution	**221,164**	212,344
Net investment income and other	**212,300**	183,108
Total fee and net investment income	**2,604,598**	2,347,580
Operating expenses		
Commission expense	**832,794**	726,471
Non-commission expense	**573,399**	555,326
Interest expense	**88,420**	90,425
Total operating expenses	**1,494,613**	1,372,222
Income before income taxes and non-controlling interest	**1,109,985**	975,358
Income taxes *(Note 11)*	**331,231**	291,500
Income before non-controlling interest	**778,754**	683,858
Non-controlling interest	**2,064**	1,431
Net income	**$ 776,690**	$ 682,427
Average number of common shares *(in thousands) (Note 17)*		
– Basic	**264,724**	264,573
– Diluted	**267,395**	266,609
Earnings per share *(in dollars) (Note 17)* – Basic	**$ 2.93**	$ 2.58
– Diluted	**$ 2.90**	$ 2.56

(See accompanying notes to consolidated financial statements.)

Consolidated Statements of Retained Earnings

For the years ended December 31 *(in thousands of dollars)*	2006	2005
Balance, beginning of year	**$ 1,954,391**	$ 1,668,006
Net income	**776,690**	682,427
Common dividends	**(406,478)**	(353,207)
Common share cancellation excess *(Note 13)*	**(11,688)**	(20,067)
Other *(Note 5)*	**(4,535)**	(22,768)
Balance, end of year	**$ 2,308,380**	$ 1,954,391

(See accompanying notes to consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Statements of Cash Flows

For the years ended December 31 *(in thousands of dollars)*	2006	2005
Operating activities		
Net income	**$ 776,690**	$ 682,427
Adjustments to determine net cash from operating activities		
Future income taxes	**(6,993)**	26,869
Commission amortization	**298,631**	260,209
Amortization of capital and intangible assets	**21,665**	22,431
Changes in operating assets and liabilities and other	**(57,548)**	(50,484)
	1,032,445	941,452
Commissions paid	**(344,743)**	(337,376)
	687,702	604,076
Financing activities		
Net increase (decrease) in deposits and certificates	**84,735**	(18,180)
Repayment of long-term debt	**(25,010)**	(1,785)
Issue of common shares	**13,184**	9,206
Common dividends paid	**(392,460)**	(341,321)
Common shares purchased for cancellation	**(13,216)**	(23,335)
	(332,767)	(375,415)
Investing activities		
Purchase of securities	**(67,968)**	(102,217)
Proceeds from the sale of securities	**157,991**	95,934
Net increase in loans	**(1,270,143)**	(258,005)
Proceeds from securitizations *(Note 4)*	**1,301,543**	250,993
Additions to capital assets	**(23,716)**	(11,206)
Acquisition of intangible assets *(Note 21)*	**(140,100)**	–
Funds held in escrow *(Note 6)*	**(54,077)**	–
Other	**(1,058)**	(1,089)
	(97,528)	(25,590)
Increase in cash and cash equivalents	**257,407**	203,071
Cash and cash equivalents, beginning of year	**1,068,061**	864,990
Cash and cash equivalents, end of year	**$ 1,325,468**	$ 1,068,061
Cash	**$ 154,050**	$ 174,338
Cash equivalents	**1,171,418**	893,723
	$ 1,325,468	$ 1,068,061
Supplemental disclosure of cash flow information		
Amount of interest paid during the year	**$ 126,408**	$ 131,899
Amount of income taxes paid during the year	**$ 276,444**	$ 239,407

(See accompanying notes to consolidated financial statements.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements of IGM Financial Inc. (Company) have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements. Key components of the financial statements requiring management to make estimates include goodwill, intangible assets, income taxes, deferred selling commissions and employee future benefits. Actual results may differ from such estimates.

Basis of consolidation

The Consolidated Financial Statements include the accounts of the Company and all subsidiaries on a consolidated basis after elimination of intercompany transactions and balances.

The equity method is used to account for the Company's investment in Great-West Lifeco Inc. (Lifeco), an affiliated company. Both companies are controlled by Power Financial Corporation.

There are no variable interest entities requiring consolidation under Accounting Guideline 15 – Consolidation of Variable Interest Entities, except with respect to the Company's share purchase plan compensation trust. The Company is considered the primary beneficiary of the share purchase plan compensation trust. However, the consolidation of this trust does not have a significant impact as both the assets (IGM Financial Inc. shares) and the liabilities (the obligation to deliver IGM Financial Inc. shares to the participants) of the trust offset each other in the Share Capital section of the Consolidated Balance Sheets.

Revenue recognition

Management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenue derived from mutual fund, insurance, securities and banking transactions are recognized on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities. Interest income is recorded on an accrual basis.

Securities

Investment securities comprise equity securities held for long-term investment. Common shares are carried at original cost plus declared dividends. Securities are written down to their fair value when an other than temporary decline in value is identified. Gains and losses on disposal of investment securities are recorded in Net investment income and other in the Consolidated Statements of Income.

Loans

Loans are carried at amortized cost plus accrued interest less an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans.

A loan is classified as impaired when, in the opinion of management, there no longer is reasonable assurance of the timely collection of the full amount of principal and interest. A loan is also classified as impaired when interest or principal is contractually past due 90 days, except in circumstances where management has determined that the collectibility of principal and interest is not in doubt. Once a loan is classified as impaired, any accrued and unpaid interest income is reversed and charged against interest income in the current period. Thereafter interest income is recognized on a cash basis.

The Company maintains an allowance for credit losses which is considered adequate by management to absorb all credit related losses in its portfolio. Specific allowances are established as a result of reviews of individual loans. There is a second category of allowance, designated general allowance, which is allocated against sectors rather than specifically against individual loans. This allowance is established where a prudent assessment by management suggests that losses may occur but where such losses cannot yet be identified on an individual loan basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securitizations

The Company periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. The Company retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Company also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the Consolidated Balance Sheets and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of the Company's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. The Company continues to service the loans transferred. As a result, a servicing liability is recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, the gains or losses and the servicing fee revenue are reported in Net investment income and other in the Consolidated Statements of Income. The retained interests in the securitized loans are recorded in Other assets and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

Deferred selling commissions

Commissions paid on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

Capital assets

Capital assets, which are included in Other assets, are recorded at cost of $292.2 million (2005 – $259.3 million), less accumulated amortization of $210.8 million (2005 – $183.5 million). The properties and related equipment and furnishings are amortized on a straight-line basis over their estimated useful lives.

Goodwill and intangible assets

Goodwill and intangible assets with indefinite lives are reviewed at least annually for impairment using a fair value test and written down for impairment losses. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, not exceeding a period of 20 years. The Company tests intangible assets with a finite life for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. The Company writes down the assets to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value.

The Company has completed its annual impairment testing on goodwill, indefinite life intangible assets and finite life intangible assets and has determined that no impairment charge was necessary.

Employee future benefits

The Company maintains a number of employee future benefit plans. These plans include a funded defined benefit pension plan for all eligible employees, an unfunded supplementary executive retirement plan (SERP) for certain executive officers, and an unfunded post-retirement health care and life insurance plan for eligible retirees.

The defined benefit pension plan provides pensions based on length of service and final average earnings. An actuarial valuation is performed for funding purposes every three years. The most recent actuarial valuation was completed as at December 31, 2004 and the next required valuation will be completed based on a measurement date of December 31, 2007.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Employee future benefits *(continued)*

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected unit credit method prorated on service based upon management's assumptions about the expected long-term rate of return on plan assets, discount rates, compensation increases, retirement ages of employees, mortality and expected health care costs. The discount rate used to value liabilities is based on market rates at the measurement date. Plan assets are valued at fair value for purposes of calculating the expected long-term rate of return. The defined benefit pension plan is invested in proprietary equity, balanced and fixed income mutual funds.

Benefit expense or income, which is included in Non-commission expense, includes the cost of pension or other post-retirement benefits provided in respect of the current year's service, interest cost on the accrued benefit liability, the expected return on plan assets and the amortization of actuarial gains or losses over the expected average remaining service life of employees. These periods range from 11 years to 16 years for the various benefit plans.

The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets or Other liabilities.

Stock-based compensation and other stock-based payments

The Company uses the fair-value based method to account for stock options granted to employees. The fair-value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When stock options are exercised, the proceeds together with the amount recorded in Contributed surplus are added to Share capital.

Income taxes

The Company follows the liability method in accounting for income taxes whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

Liabilities and Equity

Preferred shares that can be settled at the Company's option by issuing a variable number of its own equity instruments are classified as liabilities. Preferred dividends are classified as part of operating expenses in the Consolidated Statements of Income.

Earnings per share

Basic earnings per share is determined by dividing Net income available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Company as determined by the treasury method.

Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of equity market and interest rate exposures. The Company does not utilize derivative financial instruments for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Company designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income and other on a basis consistent with the future sale of the related securities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Derivative financial instruments *(continued)*

The Company enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations and asset liability management. These swap agreements require the periodic exchange of net interest payments without the exchange of the notional principal amount on which the payments are based. These interest rate swaps are carried at fair value on the Consolidated Balance Sheets. Changes in fair value are recorded in Net investment income and other in the Consolidated Statements of Income.

The Company also enters into total return swaps to manage its exposure to fluctuations in the total return of its common shares related to deferred compensation arrangements. These swap agreements require the periodic exchange of net contractual payments without the exchange of the notional principal amounts on which the payments are based. These instruments are not designated as hedges and are carried at fair value on the Consolidated Balance Sheets. Changes in fair value are recorded in Non-commission expense in the Consolidated Statements of Income.

Non-qualifying derivatives and derivatives not designated as hedges continue to be utilized on a basis consistent with the risk management policies of the Company and are monitored by the Company for effectiveness as economic hedges even if specific hedge accounting requirements are not met.

If a designated hedged item is sold prior to the termination of the related derivative instruments or it is no longer probable that the sale will occur at the date originally anticipated, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Future accounting changes – financial instruments

In January 2005, the CICA issued four new accounting standards: CICA 3855, Financial Instruments – Recognition and Measurement, CICA 3865, Hedges, CICA 1530, Comprehensive Income and CICA 3251, Equity. These standards become effective for fiscal years beginning on or after October 1, 2006 and are applicable to the Company as of January 1, 2007.

These standards require that all financial assets be classified as available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value in the Consolidated Balance Sheets, except loans and receivables including mortgages and securities classified as held to maturity, which would be carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which would be carried at fair value, or other, which would be carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are required to be reported in earnings and unrealized gains and losses on financial assets that are available for sale are required to be recorded in Other comprehensive income until realized or impaired, at which time they are required to be recorded in the Consolidated Statements of Income. All derivatives including embedded derivatives that must be separately accounted for, except those described in the next paragraph, must be recorded at fair value in the Consolidated Balance Sheets and the changes in fair value must be recorded in the Consolidated Statements of Income.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the Consolidated Statements of Income. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to Net income when the hedged transaction impacts earnings. The change in fair value of the ineffective portion of the derivative in a cash flow hedge must be recorded in the Consolidated Statements of Income.

The Consolidated Statements of Comprehensive Income will be included in the Company's financial statements. Unrealized gains and losses on financial assets that will be held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses will be recorded in the Consolidated Statements of Comprehensive Income until recognized in the Consolidated Statements of Income. Accumulated other comprehensive income will form part of shareholders' equity.

Transitional adjustments arising due to remeasuring financial assets classified as available for sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income. Other transition adjustments are not expected to be significant.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. SECURITIES

	2006		2005	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Common shares	$ 120,084	$ 212,804	$ 146,146	$ 265,431
Investments in proprietary mutual funds	22,238	25,496	31,865	36,259
	$ 142,322	$ 238,300	$ 178,011	$ 301,690

3. LOANS

	TERM TO MATURITY				
	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	2006 TOTAL	2005 TOTAL
Residential mortgages	$ 97,569	$ 134,365	$ 3,195	$ 235,129	$ 286,918
Commercial mortgages	576	387	–	963	9,585
	98,145	134,752	3,195	236,092	296,503
Personal loans	221,839	19,207	19,385	260,431	224,684
	$ 319,984	$ 153,959	$ 22,580	496,523	521,187
Less: General allowance				7,728	8,198
				$ 488,795	$ 512,989
Impaired loans included above				$ 417	$ 983
Less: General allowance				7,728	8,198
				$ (7,311)	$ (7,215)
The change in the allowance for credit losses is as follows:					
Balance, beginning of year				$ 8,198	$ 17,810
Write-offs				(208)	(208)
Recoveries				199	334
Reversal of provision for credit losses				(461)	(9,738)
Balance, end of year				$ 7,728	$ 8,198

IGM FINANCIAL INC.

4. SECURITIZATIONS

During the year, the Company transferred $1,311.1 million (2005 – $252.3 million) of residential mortgages into commercial paper conduits and recorded $5.0 million (2005 – $4.3 million) in gains, net of transaction costs, in Net investment income and other.

The Company's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the Purchasers). The Purchasers do not have recourse to the Company's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for commercial paper conduit transactions completed during 2006 and 2005 were as follows:

	2006	2005
Weighted-average		
Remaining service life (in years)	**3.9**	3.7
Interest rate	**5.17%**	4.98%
Coupon rate of securities issued	**4.66%**	4.00%
Prepayment rate	**15.00%**	15.00%
Discount rate	**4.99%**	4.55%
Servicing fees	**0.25%**	0.25%
Expected credit losses	**0.01%**	0.05%

At December 31, 2006, the fair value of the total retained interests was $42.7 million (2005 – $15.5 million). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

The total loans reported on the Company's Consolidated Balance Sheets, the securitized loans serviced by the Company, as well as cash flows related to securitization arrangements are as follows:

	2006	2005
Mortgages	**$ 1,761,342**	$ 826,202
Personal loans	**274,446**	245,624
	2,035,788	1,071,826
Less: Securitized loans serviced	**1,546,993**	558,837
Total on-balance sheet loans	**$ 488,795**	$ 512,989
Proceeds from new securitizations	**$ 1,301,543**	$ 250,993
Cash flows received on retained interests	**$ 7,025**	$ 10,772

5. INVESTMENT IN AFFILIATE

	2006	2005
Carrying value, beginning of year	**$ 509,721**	$ 490,716
Share of earnings	**79,099**	72,381
Dividends	**(35,048)**	(30,608)
Foreign currency translation and other adjustments	**(4,535)**	(22,768)
Carrying value, end of year	**$ 549,237**	$ 509,721
Share of equity, end of year	**$ 408,213**	$ 369,946
Fair value, end of year	**$ 1,277,214**	$ 1,160,073

The Company currently holds 37,787,388 (2005 – 37,787,388) shares of Lifeco, which represents an equity interest of 4.2% (2005 – 4.2%).

6. OTHER ASSETS

	2006	2005
Accounts and other receivables	**$ 219,177**	$ 161,201
Capital assets	**81,441**	75,780
Funds held in escrow *(Note 21)*	**54,077**	–
Accrued benefit asset *(Note 10)*	**43,257**	43,339
Deferred and prepaid expenses	**37,509**	50,501
Other	**4,343**	5,652
	$ 439,804	$ 336,473

7. GOODWILL AND INTANGIBLE ASSETS

During the fourth quarter of 2006, Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc., performed a preliminary evaluation of the fair value of the assets acquired related to the purchase of the assets of Cundill Investment Research Ltd. and related entities ("Cundill Group"). The purchase price has been allocated to indefinite-life and finite-life intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation (Note 21).

In the second quarter of 2005, the Company finalized the allocation of goodwill related to the acquisition of Investment Planning Counsel.

7. GOODWILL AND INTANGIBLE ASSETS *(continued)*

The changes in the carrying amount of goodwill are as follows:

2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Balance, beginning of year	**$ 1,347,781**	**$ 943,550**	**$ 82,152**	**$ 2,373,483**
Acquired during the year	**–**	**–**	**884**	**884**
Goodwill adjustment	**–**	**–**	**(1,653)**	**(1,653)**
Balance, end of year	**$ 1,347,781**	**$ 943,550**	**$ 81,383**	**$ 2,372,714**

2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Balance, beginning of year	$ 1,346,245	$ 923,590	$ 101,756	$ 2,371,591
Acquired during the year	–	–	972	972
Allocation of goodwill	1,536	19,960	(21,496)	–
Goodwill adjustment	–	–	920	920
Balance, end of year	$ 1,347,781	$ 943,550	$ 82,152	$ 2,373,483

The components of other intangible assets are as follows:

2006	FINITE-LIFE	INDEFINITE-LIFE			
	DISTRIBUTION CONTRACTS	MUTUAL FUND MANAGEMENT CONTRACTS	TRADE NAMES	TOTAL	TOTAL
Carrying value	**$ 25,385**	**$ 608,853**	**$ 268,368**	**$ 877,221**	**$ 902,606**
Acquired during the year	**1,707**	**134**	**–**	**134**	**1,841**
Accumulated amortization	**(3,778)**	**–**	**–**	**–**	**(3,778)**
Net carrying value	**$ 23,314**	**$ 608,987**	**$ 268,368**	**$ 877,355**	**900,669**
Assets acquired, net of accumulated amortization *(Note 21)*					**139,457**
					$ 1,040,126

2005	FINITE-LIFE	INDEFINITE-LIFE			
	DISTRIBUTION CONTRACTS	MUTUAL FUND MANAGEMENT CONTRACTS	TRADE NAMES	TOTAL	TOTAL
Carrying value	$ 24,421	$ 608,764	$ 268,368	$ 877,132	$ 901,553
Acquired during the year	964	89	–	89	1,053
Accumulated amortization	(2,426)	–	–	–	(2,426)
Net carrying value	$ 22,959	$ 608,853	$ 268,368	$ 877,221	$ 900,180

8. DEPOSITS AND CERTIFICATES

Included in the assets of the Consolidated Balance Sheets are cash and cash equivalents and loans amounting to $777.5 million (2005 – $692.8 million) related to deposits and certificates.

		TERM TO MATURITY				
	DEMAND	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	2006 TOTAL	2005 TOTAL
Deposits	**$ 565,906**	**$ 99,561**	**$ 103,400**	**$ 2,392**	**$ 771,259**	$ 685,617
Certificates	**–**	**619**	**1,633**	**3,994**	**6,246**	7,153
	$ 565,906	**$ 100,180**	**$ 105,033**	**$ 6,386**	**$ 777,505**	$ 692,770

9. OTHER LIABILITIES

	2006	2005
Accounts payable and accrued liabilities	**$ 360,989**	$ 324,949
Taxes payable	**188,538**	143,407
Dividends payable	**105,284**	91,266
Interest payable	**13,255**	14,473
Accrued benefit liabilities *(Note 10)*	**52,987**	50,199
Deferred revenue	**14,244**	9,962
	$ 735,297	$ 634,256

IGM FINANCIAL INC.

10. EMPLOYEE FUTURE BENEFITS

The Company maintains a number of employee future benefit plans. These plans include a funded defined benefit pension plan for all eligible employees, an unfunded supplementary executive retirement plan (SERP) for certain executive officers, and an unfunded post-retirement health care and life insurance plan for eligible retirees.

	2006			2005		
	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets						
Balance, beginning of year	$ 190,258	$ –	$ –	$ 167,636	$ –	$ –
Employee contributions	2,869	–	–	2,678	–	–
Benefits paid	(8,569)	–	–	(6,787)	–	–
Actual return on plan assets	22,673	–	–	26,731	–	–
Balance, end of year	207,231	–	–	190,258	–	–
Accrued benefit obligation						
Balance, beginning of year	147,655	18,478	31,364	119,788	15,236	34,462
Benefits paid	(8,569)	(764)	(640)	(6,787)	(735)	(688)
Current service cost	6,101	72	1,378	4,313	398	1,630
Employee contributions	2,869	–	–	2,678	–	–
Interest cost	7,836	952	1,745	7,493	942	2,310
Actuarial losses (gains)	(1,399)	(650)	8,494	20,170	2,637	(6,350)
Balance, end of year	154,493	18,088	42,341	147,655	18,478	31,364
Funded status – plan surplus (deficit)	52,738	(18,088)	(42,341)	42,603	(18,478)	(31,364)
Unamortized net actuarial losses (gains)	(9,481)	2,008	5,434	736	3,009	(3,366)
Accrued benefit asset (liability)	$ 43,257	$ (16,080)	$ (36,907)	$ 43,339	$ (15,469)	$ (34,730)

The asset allocation by asset category of the defined benefit pension plan is equity securities 55% (2005 – 61%), fixed income securities 40% (2005 – 34%) and cash equivalents 5% (2005 – 5%).

10. EMPLOYEE FUTURE BENEFITS *(continued)*

	2006			2005		
	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS
Benefit (income) expense was determined as follows:						
Current service cost	**$ 6,101**	**$ 72**	**$ 1,378**	$ 4,313	$ 398	$ 1,630
Interest cost on accrued benefit obligation	**7,836**	**952**	**1,745**	7,493	942	2,310
Expected return on plan assets	**(13,118)**	**–**	**–**	(11,591)	–	–
Amortization of net actuarial (gains) losses	**(737)**	**351**	**(306)**	(1,230)	776	141
	$ 82	**$ 1,375**	**$ 2,817**	$ (1,015)	$ 2,116	$ 4,081
Significant weighted-average actuarial assumptions:						
Discount rate	**5.30%**	**5.25%**	**5.43%**	5.30%	5.25%	5.40%
Expected long-term rate of return on plan assets	**7.00%**	N/A	N/A	7.00%	N/A	N/A
Rate of compensation increase	**4.40%**	**2.75%**	N/A	4.40%	2.75%	N/A
Health care cost trend rate[1]	N/A	N/A	**9.00%**	N/A	N/A	10.00%

(1) Trending to 5.00% in 2010 and remaining at that rate thereafter.

The effect of a 1% increase in assumed health care cost trend rates would be an increase in the accrued other post-retirement benefit obligation of $8.7 million as at December 31, 2006 and an increase in the 2006 other post-retirement benefit expense of $0.8 million. A decrease of 1% in assumed health care cost trend rates would result in a decrease in the accrued other post-retirement benefit obligation of $6.8 million as at December 31, 2006 and a decrease in the 2006 other post-retirement benefit expense of $0.6 million.

In addition, the Company maintains a group RSP available only to certain employees. In 2006, the Company's contributions were $5.3 million (2005 – $5.2 million). The contributions are expensed as paid.

11. INCOME TAXES

The Company's effective income tax rate is derived as follows:

	2006	2005
Income taxes at Canadian federal and provincial statutory rates	**35.44%**	35.93%
Effect of:		
Dividend income	**(0.15)**	(0.30)
Net capital gains and losses	**(0.75)**	(0.75)
Share of earnings of affiliate *(Note 5)*	**(2.55)**	(2.72)
Preferred dividend paid	**0.68**	0.79
Impact of rate changes on future income taxes related to indefinite life intangible assets	**(1.23)**	–
Other items	**(1.60)**	(3.06)
Effective income tax rate	**29.84%**	29.89%
Components of income tax expense are:		
Current income taxes	**$ 338,224**	$ 264,631
Future income taxes	**(6,993)**	26,869
	$ 331,231	$ 291,500

Future income taxes consist of the following taxable temporary differences:

	2006	2005
Future income tax assets		
Accrued benefit liabilities	**$ 17,219**	$ 18,371
Allowance for credit losses	**2,755**	2,921
Investment revaluations	**1,388**	6,144
Non-capital loss carryforwards	**11,290**	13,164
Restructuring costs	**2,315**	2,375
Other	**34,226**	36,628
	69,193	79,603
Future income tax liabilities		
Accrued benefit asset	**13,963**	15,162
Deferred selling commissions	**333,628**	333,710
Intangible assets	**150,773**	164,572
Other	**12,890**	15,876
	511,254	529,320
Future income taxes	**$ 442,061**	$ 449,717

As at December 31, 2006, the Company has non-capital losses of $71.1 million (2005 – $90.4 million) available to reduce future taxable income, the benefits of which have not been recognized. If not utilized, these losses will expire as follows: 2007 – $0.2 million; 2008 – $3.0 million; 2009 – $1.8 million; 2010 – $23.5 million; 2013 – $0.9 million and 2014 – $41.7 million.

12. LONG-TERM DEBT

	RATE	MATURITY	2006	2005
Debentures in Series [1]				
1997	6.65%	December 13, 2027	$ 125,000	$ 125,000
2001	6.75%	May 9, 2011	450,000	450,000
2001	7.45%	May 9, 2031	150,000	150,000
2002	7.00%	December 31, 2032	175,000	175,000
2003	6.58%	March 7, 2018	150,000	150,000
2003	7.11%	March 7, 2033	150,000	150,000
Note payable to related party				
Power Financial Corporation	10.60%	January 16, 2006	–	25,010
			$ 1,200,000	$ 1,225,010

(1) The debentures are redeemable by the Company, in whole or in part, at any time, at the greater of par and a formula price based upon yields at the time of redemption.

Interest expense relating to long-term debt was $83.2 million (2005 – $85.7 million).

There are no principal payments due in each of the next five years except $450.0 million due in 2011.

13. SHARE CAPITAL

Authorized

Unlimited number of:

- First preferred shares, issuable in series
- Second preferred shares, issuable in series
- Class 1 non-voting shares
- Common shares

Issued and outstanding

	2006		2005	
	SHARES	STATED VALUE	SHARES	STATED TOTAL
First preferred shares, Series A	14,400,000	$ 360,000	14,400,000	$ 360,000
Common shares				
Balance, beginning of year	264,539,213	$ 1,481,519	264,598,380	$ 1,475,405
Issued under Stock Option Plan *(Note 14)*	598,425	13,963	525,533	9,382
Purchased for cancellation	(271,700)	(1,528)	(584,700)	(3,268)
Balance, end of year	264,865,938	$ 1,493,954	264,539,213	$ 1,481,519

IGM FINANCIAL INC.

13. SHARE CAPITAL *(continued)*

Preferred shares

The preferred shares are entitled to a fixed 5.75% annual non-cumulative dividend payable quarterly. Such shares are redeemable by the Company on or after June 30, 2009 in cash, at $26.00 per share if redeemed prior to June 30, 2010, $25.67 if redeemed on or after June 30, 2010, but prior to June 30, 2011, $25.33 if redeemed on or after June 30, 2011, but prior to June 30, 2012 and $25.00 if redeemed on or after June 30, 2012. On or after June 30, 2009, the Company may convert each preferred share into that number of common shares determined by dividing the then applicable redemption price by the greater of $2.00 and 95% of the weighted-average trading price of the common shares at such time. On or after June 30, 2013, subject to the right of the Company to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $2.00 and 95% of the weighted-average trading price of the common shares at such time.

Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2006. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares as at March 14, 2006. As at December 31, 2006, 271,700 shares were purchased at a cost of $13.2 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 23, 2005, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at February 18, 2005. As at December 31, 2005, 584,700 shares were purchased at a cost of $23.3 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

14. STOCK-BASED COMPENSATION

Stock option plan

Under the terms of the Company's Stock Option Plan (Plan), options to purchase common shares are periodically granted to employees at prices not less than the weighted-average trading price per Common Share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. The options are subject to time and/or performance vesting conditions set out at the grant date and are exercisable no later than 10 years after the grant date. At December 31, 2006, 17,254,490 (2005 – 17,852,915) common shares were reserved for issuance under the Plan.

During 2006, the Company granted 810,400 options to employees (2005 – 1,920,800). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of time vesting options granted during the year ended December 31, 2006 has been estimated at $8.68 per option (2005 – $7.76) using the Black-Scholes option pricing model. The weighted-average fair value of performance based options granted during the year ended December 31, 2006 has been estimated at $5.35 per option (2005 – $4.95) using a barrier option pricing model. The assumptions used in these valuation models include: (i) risk-free interest rate of 4.11% (2005 – 4.04%), (ii) expected option life of six years (2005 – six years), (iii) expected volatility of 21.00% (2005 – 25.00%) and (iv) expected dividend yield of 3.17% (2005 – 3.42%).

The Company recorded compensation expense related to its stock option program of $6.3 million (2005 – $5.0 million).

14. STOCK-BASED COMPENSATION *(continued)*

	2006		2005	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Balance, beginning of year	**8,451,760**	**$ 27.57**	7,243,068	$ 24.23
Granted	**810,400**	**46.68**	1,920,800	37.69
Exercised	**(598,425)**	**22.03**	(525,533)	17.52
Cancelled	**(168,865)**	**33.43**	(186,575)	30.34
Balance, end of year	**8,494,870**	**$ 29.66**	8,451,760	$ 27.57
Exercisable, end of year	**4,653,897**	**$ 23.62**	3,854,090	$ 21.99

Options outstanding at December 31, 2006	EXPIRY DATE	EXERCISE PRICE ($)	OPTIONS OUTSTANDING	OPTIONS EXERCISABLE
	2007	**12.98**	**31,480**	**31,480**
	2008	**20.99**	**48,410**	**48,410**
	2009	**21.21–24.27**	**273,205**	**273,205**
	2010	**17.00**	**22,000**	**22,000**
	2011	**19.83–22.78**	**2,774,293**	**2,774,293**
	2012	**27.81**	**79,290**	**55,378**
	2013	**25.66–28.66**	**1,205,825**	**726,784**
	2014	**33.52–35.77**	**1,435,020**	**460,318**
	2015	**37.09–37.78**	**1,841,747**	**262,029**
	2016	**46.68**	**783,600**	**–**
			8,494,870	**4,653,897**

Share purchase plans

Under the Company's share purchase plans, eligible employees and financial planning consultants can elect each year to have a percentage of their annual earnings withheld, subject to a maximum, to purchase the Company's common shares. The Company matches 50% of the contribution amounts. All contributions are used by the plan trustee to purchase common shares in the open market. Shares purchased with Company contributions vest after a maximum period of three years following the date of purchase. The Company's contributions are recorded in Non-commission expense as paid and totalled $7.6 million (2005 – $8.2 million).

Deferred share unit plan

The Company has a deferred share unit plan for the directors of the Company to promote a greater alignment of interest between directors and shareholders of the Company. Under the Plan, directors are required to receive 50% of their annual retainer in the form of deferred share units and may elect to receive the balance of their annual retainer in cash or deferred share units. Directors may elect to receive their attendance fees in a combination of deferred share units and cash. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the average closing price on the Toronto Stock Exchange of the common shares of the Company on the last five days of the fiscal quarter (the "value of deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on common shares, based on the value of a deferred share unit at the dividend payment date. Deferred share units are redeemable when a participant is no longer a director, officer or employee of the Company or any of its affiliates by a lump sum cash payment, based on the value of the deferred share units at that time. At December 31, 2006, the fair value of the deferred share units outstanding was $5.9 million (2005 – $4.7 million). Any differences between the change in fair value of the deferred share unit plan and the change in fair value of the total return swap utilized as an economic hedge for the deferred share unit plan are recognized in Non-commission expense during the period in which the change occurs.

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative contracts which are either exchange-traded or negotiated in the over-the-counter market with Schedule I and Schedule II Chartered bank counterparties on a diversified basis. In all cases the derivative contracts are used for non-trading purposes. Interest rate swaps are contractual agreements between two parties to exchange the related interest payments based on a specified notional amount and reference rate for a specified period. Total return swaps are contractual agreements to exchange payments based on a specified notional amount and the underlying security for a specific period. Options are contractual agreements which convey the right, but not the obligation, to buy or sell specific securities at a fixed price at a future date. Forward sales are contractual agreements to sell a financial instrument on a future date at a specified price.

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. This represents only a small percentage of the notional amount. The credit risk is presented below without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Company would receive or pay to terminate all agreements at each year end. However, this would not result in a gain or loss to the Company as the derivative instruments which correlate to certain assets and liabilities provide offsetting gains or losses.

The following table summarizes the Company's derivative financial instruments at December 31:

	NOTIONAL AMOUNT					
2006	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
Swaps	**$ 234,497**	**$ 1,820,037**	**$ 43,818**	**$ 2,098,352**	**$ 10,442**	**$ 4,038**
Options purchased	**23,179**	**–**	**–**	**23,179**	**–**	**–**
Options written	**31,106**	**–**	**–**	**31,106**	**–**	**(42,555)**
	$ 288,782	**$ 1,820,037**	**$ 43,818**	**$ 2,152,637**	**$ 10,442**	**$ (38,517)**
2005						
Swaps	$ 127,745	$ 417,685	$ 3,868	$ 549,298	$ 3,686	$ 3,130
Options purchased	–	23,179	–	23,179	76	76
Options written	–	31,106	–	31,106	–	(29,259)
Forward contracts	6,091	–	–	6,091	964	962
	$ 133,836	$ 471,970	$ 3,868	$ 609,674	$ 4,726	$ (25,091)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of on and off-balance sheet financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties under no compulsion to act and best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2006		2005	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**$ 1,325,468**	**$ 1,325,468**	$ 1,068,061	$ 1,068,061
Securities	**142,322**	**238,300**	178,011	301,690
Loans	**488,795**	**488,843**	512,989	512,582
Accounts and other receivables	**219,177**	**219,177**	161,201	161,201
Total financial assets	**$ 2,175,762**	**$ 2,271,788**	$ 1,920,262	$ 2,043,534
Liabilities				
Deposits and certificates	**$ 777,505**	**$ 778,703**	$ 692,770	$ 694,302
Other financial liabilities	**532,515**	**532,515**	480,887	480,887
Long-term debt	**1,200,000**	**1,410,234**	1,225,010	1,450,011
Total financial liabilities	**$ 2,510,020**	**$ 2,721,452**	$ 2,398,667	$ 2,625,200
Off-balance sheet derivatives *(Note 15)*	**$ –**	**$ (42,555)**	$ –	$ (28,221)

Fair value is determined using the following methods and assumptions:

The fair value of short-term financial instruments approximate carrying value. These include cash and cash equivalents, accounts and other receivables, and other financial liabilities.

Securities are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used.

Loans are valued by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debentures and notes payable with similar terms and risks.

Derivative financial instruments fair values are based on quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

IGM FINANCIAL INC.

17. EARNINGS PER COMMON SHARE

	2006	2005
Earnings		
Net income	$ 776,690	$ 682,427
Number of common shares *(in thousands)*		
Average number of common shares outstanding	264,724	264,573
Add:		
– Potential exercise of outstanding stock options	2,671	2,036
Average number of common shares outstanding – Diluted basis	267,395	266,609
Earnings per common share *(in dollars)*		
Basic	$ 2.93	$ 2.58
Diluted	$ 2.90	$ 2.56

In certain circumstances, the preferred shares referred to in Note 13 are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

18. CONTINGENCIES, COMMITMENTS AND GUARANTEES

Contingencies

The Company is subject to legal actions, including class actions, arising in the normal course of its business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Commitments

The Company is committed to the following annual lease payments under its operating leases: 2007 – $39.5 million; 2008 – $34.8 million; 2009 – $31.8 million; 2010 – $26.8 million; and 2011 and thereafter – $116.7 million.

Guarantees

In the normal course of operations, the Company executes agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Company has also agreed to indemnify its directors and officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Company could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Company has not made any payments under such indemnification agreements. No amounts have been accrued related to these agreements.

19. RELATED PARTY TRANSACTIONS

The Company enters into transactions with The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), which are all subsidiaries of its affiliate, Lifeco, which is a subsidiary of Power Financial Corporation. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts.

During 2006 and 2005, the Company provided to and received from Great-West, certain administrative services. The Company distributes insurance products under a distribution agreement with Great-West and Canada Life and received $29.0 million in distribution fees (2005 – $37.2 million). The Company paid $21.0 million (2005 – $17.2 million) to London Life related to the distribution of certain mutual funds of the Company.

During 2006, the Company sold residential mortgage loans to Great-West and London Life for $291.4 million (2005 – $122.8 million).

20. SEGMENTED INFORMATION

Investors Group and Mackenzie earn fee-based revenues in the conduct of their core business activities which are primarily related to the distribution, management and administration of their mutual funds. Fee revenues are also derived from the provision of brokerage services. Intermediary revenues are derived primarily from the assets funded by deposit and certificate products and from mortgage banking and servicing activities. In addition, Investors Group earns fee revenue from the distribution of insurance products and equity income from its investment in Lifeco.

Corporate and Other includes Investment Planning Counsel, net investment income on unallocated investments, and interest expense on corporate debt.

The results of the reportable segments reflect the Company's internal financial reporting systems.

2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 1,046,230	$ 771,674	$ 39,985	$ 1,857,889
Administration	181,373	130,624	1,248	313,245
Distribution	115,663	31,791	73,710	221,164
Net investment income and other	146,016	27,142	39,142	212,300
	1,489,282	961,231	154,085	2,604,598
Operating expenses				
Commissions	392,511	370,430	69,853	832,794
Non-commission	273,846	267,466	32,087	573,399
	666,357	637,896	101,940	1,406,193
Earnings before undernoted	$ 822,925	$ 323,335	$ 52,145	1,198,405
Interest expense				88,420
Income before income taxes and non-controlling interest				1,109,985
Income taxes				331,231
Income before non-controlling interest				778,754
Non-controlling interest				2,064
Net income				$ 776,690
Identifiable assets	$ 1,440,745	$ 2,505,129	$ 1,013,948	$ 4,959,822
Goodwill	1,347,781	943,550	81,383	2,372,714
Total assets	$ 2,788,526	$ 3,448,679	$ 1,095,331	$ 7,332,536

IGM FINANCIAL INC.

20. SEGMENTED INFORMATION *(continued)*

2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 921,015	$ 691,324	$ 32,398	$ 1,644,737
Administration	166,673	138,004	2,714	307,391
Distribution	113,778	33,961	64,605	212,344
Net investment income and other	126,360	19,052	37,696	183,108
	1,327,826	882,341	137,413	2,347,580
Operating expenses				
Commissions	326,496	339,934	60,041	726,471
Non-commission	265,461	258,890	30,975	555,326
	591,957	598,824	91,016	1,281,797
Earnings before undernoted	$ 735,869	$ 283,517	$ 46,397	1,065,783
Interest expense				90,425
Income before income taxes and non-controlling interest				975,358
Income taxes				291,500
Income before non-controlling interest				683,858
Non-controlling interest				1,431
Net income				$ 682,427
Identifiable assets	$ 1,364,130	$ 2,197,908	$ 871,355	$ 4,433,393
Goodwill	1,347,781	943,550	82,152	2,373,483
Total assets	$ 2,711,911	$ 3,141,458	$ 953,507	$ 6,806,876

21. ACQUISITION OF INTANGIBLE ASSETS

On September 22, 2006, Mackenzie Financial Corporation acquired the assets of Cundill Investment Research Ltd. and related entities ("Cundill Group") for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are achieved and an amount has been placed in escrow. The total contingent consideration is not determinable at the present time. If additional consideration becomes payable, it will be recognized as an additional cost of the purchase.

The acquisition has been accounted for by the purchase method and the results of the Cundill Group's operations have been included in the Consolidated Financial Statements from the date of acquisition.

The purchase price has been allocated to intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation.

PARGESA HOLDING S.A.

PART D

Highlights

Power Financial and the Frère group of Charleroi, Belgium, each hold 50% of Parjointco N.V., a Netherlands-based company that, as at December 31, 2006, held a 62.9% voting interest (61.4% in 2005) and a 54.1% equity interest (54.1% in 2005) in Pargesa Holding S.A. (Pargesa), the Pargesa group's parent company. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange (SWX). The Pargesa group holds interests in various large European companies active primarily in the following sectors: energy, water, waste services, specialty minerals, cement and building materials, and wines and spirits.

At year-end, the carrying value of Power Financial's interest in Parjointco was $2.1 billion, compared with $1.50 billion in 2005. The increase in carrying value results primarily from the inclusion of Power Financial's share of earnings in its European affiliate, net of dividends received, and from favourable foreign currency translation adjustments in 2006. Other than its interest in Pargesa, Parjointco's other assets and liabilities consisted primarily of bank loans amounting to $93 million at year-end.

As at December 31, 2006, Pargesa held a 48.3% interest (48.1% in 2005) in Groupe Bruxelles Lambert (GBL), representing 50.1% of the voting rights. GBL, a holding company whose head office is in Brussels, Belgium, is listed on the Euronext Exchange. At the same date, Pargesa and GBL jointly held a 53.4% interest (53.0% in 2005) in Imerys (specialty minerals), a company listed on the Paris Exchange. GBL holds the group's investments in Total (energy), Suez (energy, water and waste services), Lafarge (cement and building materials), and Pernod Ricard (wines and spirits).

In March 2006, Pargesa completed an issuance of SF660 million in convertible bonds and, in October, disposed of its interest in the Swiss food group Orior Food S.A., a transaction that had no significant impact on the group's results. In May 2006, GBL concluded a capital increase for a gross amount of €709 million, to which Pargesa subscribed for its share. In addition, on July 4, 2006, GBL collected proceeds of €4.5 billion from the sale of its 25.1% interest in Bertelsmann.

A substantial amount of GBL's cash resources were reinvested in Suez and Lafarge in 2006. During 2006, its equity interest in Suez rose from 7.3% to 8.0%, corresponding to an additional €296 million investment, and its equity interest in Lafarge rose from 3.4% to 15.9%, corresponding to an additional €2.1 billion investment. Furthermore, at the end of January 2007, GBL announced that it had acquired a 5.0% equity interest in Pernod Ricard, a world leader in wines and spirits. As at December 31, 2006, GBL held a 2.8% equity interest in this company.

In the area of private equity, in 2006 GBL committed to invest €175 million in the second fund of Ergon Capital Partners. GBL and Pargesa also committed to invest €150 million and €50 million, respectively, in the Sagard 2 fund, sponsored by Power Corporation of Canada.

PARGESA GROUP — FINANCIAL INFORMATION

AS AT DECEMBER 31, 2006 [in millions of dollars][1]	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT
Cash and temporary investments	180	4,139
Long-term debt	577[2]	658[3]
Shareholders' equity	12,387	24,114
Market capitalization	11,224	20,605

[1] Foreign currencies have been converted into Canadian dollars using rates of 0.9554 for Swiss francs and 1.5377 for the euro.
[2] Corporate debt of Pargesa and its wholly owned subsidiaries only, as recorded on its balance sheet. Represents the convertible bonds issued in March 2006.
[3] Including bonds exchangeable in shares maturing in 2012, as recorded on the balance sheet of GBL.

At the end of December 2006, Pargesa's adjusted net asset value was $13,704 million, corresponding to a value per Pargesa share of SF169.5 (SF117.8 at the end of 2005). On the same date, the five principal holdings mentioned above represented 88% of the adjusted net asset value. Pargesa's adjusted net asset value is calculated using the stock market prices of listed holdings, the estimated fair value of investments held by private equity funds, and according to the share of shareholders' equity in unlisted holdings (as per the most recent information provided by these companies).

PARGESA — BREAKDOWN OF ADJUSTED NET ASSET VALUE [FLOW-THROUGH BASIS]

AS AT DECEMBER 31, 2006 [in millions of dollars]	NET ASSETS [PARGESA'S SHARE]	%
Total [3.9%]	3,807	28
Suez [8.0%]	2,960	22
Imerys [53.4%]	2,600	19
Lafarge [15.9%]	2,351	17
Pernod Ricard [2.8%]	330	2
Other investments	206	1
Net cash and short-term assets, net of long-term debt[1]	1,450	11
	13,704	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates as at December 31, 2006.
Figures have been converted into Canadian dollars using the rate of 0.9554.
[1] Pargesa's share of net cash, short-term assets, and long-term debt held by the group's holding companies [based on Pargesa's economic interest].

Earnings summary — economic presentation

Pargesa has been reporting its financial statements under International Financial Reporting Standards (IFRS) since the end of 2005. A simplified presentation of the financial statements (statement of earnings and balance sheet) based on IFRS standards appears at the end of this section. In addition to the IFRS presentation, Pargesa continues to present an economic analysis of its results in order to identify the sources of the earnings and to provide a breakdown between operating and non-operating results.

According to the economic analysis presented below, Pargesa's operating earnings were SF539 million in 2006, compared with SF509 million in 2005.

Imerys recorded a 7.2% increase in net operating income for 2006.

Total's dividend per share paid in 2006 increased 16% compared with 2005. The dividend per share paid by Suez increased 25%. Lafarge's dividend contributed to the group's earnings for the first time in 2006.

These increases, however, were partially offset by the impact of the mid-year disposal of Bertelsmann, which contributed to Pargesa's operating earnings only for the first half of 2006.

In addition, Pernod Ricard did not contribute to operating earnings in 2006, since GBL only started to invest in this company towards the end of the year and did not receive any dividend from this investment.

Overall, the principal holdings of the group contributed SF482 million to Pargesa's operating earnings in 2006, compared with SF506 million in 2005.

The operating income contributed by the holding companies (which includes the net sum of financial income and expenses, of overhead and taxes) posted a significant growth in 2006 compared to 2005, in particular due to the second-half increase in investment income generated by GBL on the proceeds from the Bertelsmann disposal.

In 2006, Pargesa recorded non-operating income of SF1,754 million, as compared to SF24 million in 2005. Non-operating income in 2006 mainly comprises Pargesa's share of the gain realized on the disposal of the interest in Bertelsmann. Non-operating income for 2005 included, in particular, Pargesa's share of the gains recorded by Imerys and Bertelsmann on various disposals of assets.

ECONOMIC ANALYSIS OF PARGESA'S NET EARNINGS

[in millions of Swiss francs]	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS[1]	
AS AT AND FOR THE YEARS ENDED DECEMBER 31			2006	2005
Contribution from principal holdings	%	%		
Equity accounted				
Imerys [industrial]	53.4	39.7	195	179
Bertelsmann [media and entertainment][2]	25.1	12.1	87	196
Non-consolidated				
Total [energy]	3.9	1.9	109	93
Suez [energy, water, waste services]	8.0	3.9	61	38
Lafarge [cement and building materials]	15.9	7.7	30	-
			482	506
Other holdings			23	14
Operating earnings from holding companies			34	(11)
Operating earnings			539	509
Non-operating earnings			1,754	24
Net earnings in Swiss francs			2,293	533
Net earnings in Canadian dollars[3]			2,075	519

[1] Earnings as shown in the table are those reported by Pargesa and do not include potential adjustments or reclassifications that could be made by Power Financial. As already mentioned, Pargesa adopted IFRS standards at the end of 2005.

[2] GBL's interest in Bertelsmann was disposed of on July 4, 2006.

[3] Average Swiss franc to Canadian dollar: 0.9050 in 2006 and 0.9746 in 2005.

IMERYS

Imerys operated in contrasting markets throughout 2006. The Pigments for Paper and Specialty Minerals divisions were affected by restructuring in the paper and ceramics industries. However, business remained firm in Building Materials in France and in Refractories. The Abrasives market was stable and the Filtration sector grew slightly. Rises in variable costs were particularly sharp in the first half of the year, but slowed in the second half. Finally, the fourth quarter was affected by a slump in U.S. construction markets.

In that context, the group's sales, boosted by acquisitions, rose 8.0% to €3.3 billion ($4.7 billion). At comparable group structure and exchange rates, growth for 2006 was 3.2%. Net operating income was €308 million ($438 million), up 7.2% over 2005. In 2006, including non-recurring items, in particular the effects of a major restructuring initiative targeting the kaolin production operations in the United Kingdom and cost-cutting measures across the entire group, net income was €187 million ($266 million), compared with €309 million ($466 million) in 2005.

TOTAL

In 2006, Total continued to benefit from global market conditions that continue to favour the oil industry. On average, crude prices were up when compared to 2005, spurred on by robust demand and a high rate of capacity utilization. Refinery margins, however, were depressed. Under these conditions, adjusted net income rose 5% to €12.6 billion ($17.9 billion) in 2006. Adjusted earnings per share were up 7%, attributable to a major share buy-back program. At 26% in 2006, Total's return on capital employed was one of the best in the industry. Net earnings, including non-recurring items, slipped 4% to €11.8 billion ($16.8 billion).

At the end of 2006, Total had a portfolio of proven and probable reserves of 20.5 billion barrels of oil equivalent, which represents a lifespan of approximately 23 years at the current rate of production. The replacement rate of proven reserves came to 102% for the group in 2006. Refined volumes rose 2% to 2.5 million barrels a day, and refinery utilisation rates were again at 88% in 2006. The group invested €11.9 billion ($16.8 billion) in 2006 versus €11.2 billion ($16.9 billion) in 2005.

SUEZ

Suez recorded sustained growth in activity, with total revenues increasing 6.7% to reach €44 billion ($63 billion) in 2006. This increase reflects organic growth of 8.2%, while the balance reflects the group structure change and currency effects, as well as increases in the price of gas. Total EBITDA grew 8.8% to reach €7.1 billion ($10.1 billion) and reflects the group's continued cost-cutting efforts and profitability improvements. Net income rose to €3.6 billion ($5.1 billion) in 2006 from the €2.5 billion ($3.8 billion) figure posted the previous year and included capital gains of €1.1 billion ($1.6 billion) in 2006, compared to €1.5 billion ($2.3 billion) in 2005.

In February 2006, the boards of directors of Suez and Gaz de France approved a merger between the two groups. The completion of the merger, which would create one of the largest gas groups in the world, with a strong presence in the LNG sector, is pending the necessary authorizations and approvals.

LAFARGE

In 2006, Lafarge benefited from the key markets and from the initial results of the group's transformation plan, designed to improve profitability. Two major strategic transactions were concluded: the buyout of the minority interests in Lafarge North America and the sale of the Roofing activity. The latter transaction should be finalized in the first quarter of 2007. Sales grew 17% to €16.9 billion ($24.1 billion), while current operating income rose 23% to €2.8 billion ($3.9 billion). Including non-recurring items, net income was €1.4 billion ($2.0 billion), a 25% increase over 2005.

The Cement business line remained the main contributor to earnings, posting operating income of €2.1 billion ($3.0 billion) in 2006, up 18.8% from the previous year. Volumes were up across most of the group's markets, and Lafarge continued to implement its capacity-expansion program in emerging markets. In 2006, new facilities with a capacity of five million tons of cement were completed in Mexico, Morocco, Bangladesh, China and Vietnam.

Dividend

Pargesa's Board of Directors will propose raising the dividend from SF2.15 to SF2.37 per bearer share at the May 2007 Annual Meeting of Shareholders.

Outlook

Since the beginning of 2007, GBL has increased its ownership in Suez and Pernod Ricard and, to a lesser extent, Lafarge. As at March 5, 2007, GBL held a 9.6% equity interest in Suez, a 5.1% equity interest in Pernod Ricard, and a 16.1% equity interest in Lafarge, up from 8.0%, 2.8%, and 15.9%, respectively, at December 31, 2006.

The Pargesa group will continue to focus its investing activity on a limited number of large companies based in Europe that offer value-creation potential.



Simplified presentation of the financial statements according to IFRS

Under IFRS standards, Pargesa must integrate into its own accounts those of GBL and Imerys.

STATEMENT OF EARNINGS — SIMPLIFIED PRESENTATION

(in millions of Swiss francs)	2006	2005
Sales	5,172.2	4,714.5
Operating profit from continuing operations	402.3	635.7
Financial profit from continuing operations	423.5	223.1
Operating and financial profit from continuing operations	825.8	858.8
Income from associates	41.5	9.3
Taxes	(51.8)	(117.4)
Net profit from continuing operations	815.5	750.7
Net profit from discontinued operations	3,882.6	415.0
Net profit for the period	4,698.1	1,165.7
Attributable to non-controlling interests	2,404.8	632.7
Pargesa, Group share	2,293.3	533.0

CONSOLIDATED BALANCE SHEETS — SIMPLIFIED PRESENTATION

(in millions of Swiss francs)	2006	2005
Long-term assets		
Goodwill	1,428.4	1,451.7
Tangible assets	2,618.9	2,931.8
Investments in associates	158.5	3,316.8
Available-for-sale financial assets	20,821.1	12,385.4
Other long-term assets	196.6	162.6
Short-term assets		
Inventories	788.4	775.1
Trade receivables	987.8	951.1
Financial assets held for trading	46.2	148.6
Cash and cash equivalents	4,735.6	427.5
Other short-term assets	353.3	277.0
Total assets	32,134.8	22,827.6
Shareholders' equity		
Capital, premiums and reserves	8,171.6	6,001.5
Revaluation reserve	4,510.3	2,757.3
Other	283.5	(3.5)
Total equity [Group share]	12,965.4	8,755.3
Minority interests	13,821.5	9,137.7
Long-term liabilities		
Pensions and other post-employment benefits	306.9	360.0
Financial debt	2,713.6	2,309.0
Other long-term liabilities	487.3	467.8
Short-term liabilities		
Financial debt	800.9	794.6
Other short-term liabilities	1,039.2	1,003.2
Total liabilities and shareholders' equity	32,134.8	22,827.6


END

Page intentionally left blank.